
05066693

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated September 12, 2005

Commission File Number: 0-31376


SEC MAIL PROCESSING
RECEIVED
SEP 12 2005
WASH, D.C.
192
SECTION

MILLEA HOLDINGS, INC.
(Translation of Registrant's name into English)
Tokyo Kaijo Nichido Building Shinkan
2-1, Marunouchi 1-chome
Chiyoda-ku, Tokyo 100-0004, Japan
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F [X]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)1:
Yes [X]   No [ ]

Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ]   No [X]

(This report consists of 67 pages)

Table of Documents Submitted

Item

1. Annual Report of Millea Holdings, Inc. for the Year Ended March 31, 2005.


MILLEA

Millea Holdings, Inc.
2005

Annual Report for the Year Ended March 31, 2005



Millea Group Corporate Philosophy

The Millea Group is committed to the continuous enhancement of corporate value, with customer trust at the base of all of its activities.

By providing customers with the highest quality products and services, we will spread safety and security to all around us.

For fulfilling our responsibility to shareholders, we will pursue global development of sound, growing and profitable businesses.

For promoting the creativity of each and every employee, we will foster a corporate culture which encourages free and open communications.

While demonstrating responsible management as a good corporate citizen, we will make a positive contribution to society.

Financial Highlights 1
To our Shareholders 2
Interview: Kunio Ishihara, President 5
Financial section 7
Worldwide Network of the Millea Group 53
Directors and Corporate Auditors 61
Investor Information 61

Millea Holdings is subject to the information requirements of the United States Securities Exchange Act of 1934. In accordance with those requirements, Millea Holdings files with the SEC annual reports on Form 20-F and furnishes to the SEC other material information on Form 6-K. Our annual report on Form 20-F and other reports are available on the SEC's website (www.sec.gov).

FINANCIAL HIGHLIGHTS

Years ended March 31	(Yen in millions) 2005	2004	(Dollars in thousands) 2005
Property and Casualty Net Premiums Written	¥ **1,925,407**	¥ 1,945,246	$ **17,994,458**
Life Premiums	**253,369**	241,553	**2,367,935**
Net Investment Income	**133,197**	126,173	**1,244,832**
Net Income	**91,959**	102,882	**859,430**
Total Assets at year-end	**12,894,898**	12,200,373	**120,513,065**
Stockholders' Equity at year-end	**3,432,640**	3,408,351	**32,080,748**

Net Premiums Written
(Yen in billions)


1,323.9
1,381.5
1,898.6
1,945.2
1,925.4
01
02
03
04
05

Net Investment Income
(Yen in billions)


127.9
104.7
108.3
126.2
133.2
01
02
03
04
05

Net Income
(Yen in billions)


88.7
160.7
378.0
102.9
92.0
01
02
03
04
05

Total Assets
(Yen in billions)


8,216.7
8,559.2
10,893.4
12,200.4
12,894.9
01
02
03
04
05

Note 1: Millea Holdings' financial results for the years ended March 31, 2002 and 2001 represent the financial results of Tokio Marine, as predecessor to Millea Holdings.
Note 2: U.S. dollar amounts in this Annual Report have been translated from yen, for convenience only, at the rate of ¥107=U.S. $1.

TO OUR SHAREHOLDERS



Kunio Ishihara
President

Operating Environment

In the fiscal year ended March 31, 2005, the Japanese economy achieved a moderate recovery buoyed by factors such as a growth in exports and an improvement in the employment environment. This was accompanied by a rising trend in equity prices in the second half of the fiscal year.

In the property and casualty insurance sector, it was a very difficult year, affected not only by intense competition as companies struggled to improve their products, services and operating efficiency, but also by factors such as a series of natural disasters. In the life insurance sector, many companies were unable to stop a decline in their insurance-in-force.

Millea Group Corporate Philosophy and Millea Holdings Business Plan

Under these operating conditions, during the third fiscal year since its formation, Millea Holdings adhered to the corporate philosophy of the Millea Group, namely to commit to the continuous enhancement of corporate value, with customer trust at the base of all of its activities.

Based on this corporate philosophy, Millea Holdings conducted its business operations in line with the business plan it has formulated, which is centered on the objectives of increasing earnings in its core property and casualty and life insurance businesses in Japan, and expanding its business operations to include high-profit and high-growth areas. Our aim is to make the Millea Group one of the world's leading insurance groups and to maximize its corporate value, which we intend to achieve by optimizing our business portfolio, expanding revenues, and improving return on equity (ROE). In addition, Millea Holdings has formulated fundamental group policies for risk management and compliance. Millea Holdings is committed to oversee its subsidiaries' adherence to these policies and to oversee internal audits of the business operations of its subsidiaries.

In the following sections we report on our activities and results in our core businesses during the fiscal year ended March 31, 2005.

Property and Casualty Insurance Business

The property and casualty insurance business is the largest source of earnings for the Millea Group. Millea Holdings aims to solidify the standing of the Millea Group in this area by working to strengthen underwriting and to increase efficiency as well as sales.

During the fiscal year ended March 31, 2005, Millea Holdings focused on preparations for the merger of The Tokio Marine and Fire Insurance Company, Limited ("Tokio Marine") and The Nichido Fire and Marine Insurance Company, Limited ("Nichido Fire") and on the smooth startup of the new company. In the preparations for the merger, maximum attention was paid to risk management, and Millea Holdings has played the lead role in managing the preparations for the merger at the management level of the two companies. As a result, on October 1, 2004, having obtained the approval of the relevant government authorities, the companies merged and were renamed as Tokio Marine & Nichido Fire Insurance Co., Ltd. ("Tokio Marine & Nichido"). Since October 1, 2004, Tokio Marine & Nichido has operated its businesses successfully, creating a corporate culture with customer orientation as one of its core values. Tokio Marine & Nichido is developing its business by providing its customers with "safety and security," and aims to be one of the world's leading insurance companies in terms of profitability, growth capacity and financial soundness.

Japan suffered considerable damage from a series of natural disasters such as typhoons and earthquakes during the fiscal year ended March 31, 2005. Tokio Marine & Nichido dispatched numerous support staff to its claims adjustment offices handling claims related to such disasters, to ensure that insurance claims were paid appropriately and expeditiously. We believe those efforts were greatly appreciated by customers who had suffered damage, and caused people to recognize anew the importance to society of the property and casualty insurance business. Tokio Marine & Nichido actively launched new products such as the Choki Bunkatsu, a long-term installment-payment automobile insurance policy, which eliminates the necessity for the annual renewal procedure. In addition, to retain the capacity for sustained growth, Tokio Marine & Nichido devoted considerable efforts to expand its sales channels, by establishing new agents and enhancing and expanding existing ones. Tokio Marine & Nichido was also among the top companies, in terms of the number of clients, to manage company-type defined contribution pension plans in Japan. More than half of the corporate customers for this service were new customers, which strengthened the customer base of Tokio Marine & Nichido.

Tokio Marine & Nichido acquired approximately 31% of the issued shares of The Nisshin Fire and Marine Insurance Company, Limited ("Nisshin Fire") by February 2005, pursuant to an agreement reached between the two companies in March 2003. During the fiscal year ended March 31, 2005, the two companies expanded their cooperation to include areas such as Nisshin Fire sales of Tokio Marine & Nichido's defined contribution pension products.

Life Insurance Business

Millea Holdings aims for further growth in the life insurance business as a core business of the Millea Group, by strengthening its life insurance subsidiaries.

During the fiscal year ended March 31, 2005, Tokio Marine & Nichido Life Insurance Co., Ltd. ("Tokio Marine & Nichido Life") increased the number of its sales offices and sales staff, in order to improve the support structure for agents and thereby enhance marketing capabilities. Tokio Marine & Nichido Life expanded marketing of its Anshin Dollar Annuity. In the field of medical insurance, which experienced increased customer demand, Tokio Marine & Nichido Life recently launched products that enjoyed a favorable market reception including Anshin Amulet, a form of medical insurance exclusively for women, and Anshin Iryou Plus, offering enhanced cover for three major diseases.

In April 2004, Millea Holdings made Tokio Marine & Nichido Financial Life Co., Ltd. a directly owned subsidiary, in order to strengthen its variable annuity business. In September 2004, Tokio Marine & Nichido Financial Life formed an alliance with Mitsubishi Tokyo Financial Group, Inc. and The Bank of Tokyo-Mitsubishi, Ltd. in the field of individual annuity insurance, and launched sales of a jointly developed product, "As You Like," an investment-type annuity insurance policy.

Overseas Insurance Business

Millea Holdings is working vigorously to expand its overseas insurance business, with a focus on the Asian market, which is perceived to offer attractive profitability and growth potential.

Tokio Marine & Nichido obtained official approval for the opening of its Hangzhou Representative Office, its twelfth office in the People's Republic of China, where it is building one of the largest service structures of a non-Chinese property and casualty insurance company. Also in China, Sino Life Insurance Co., Ltd., in which the Millea Group owns a stake, is taking advantage of its nationwide license to actively open new branches and to promote business.

In Taiwan, Millea Asia Pte. Ltd. ("Millea Asia"), the core entity for the Millea Group's insurance business in Asia, acquired the property and casualty insurance company Allianz President General Insurance Co., Ltd. in September 2004. This company merged with Newa Insurance Co., Ltd. on April 1, 2005, and the newly merged company now operates under the name Tokio Marine Newa Insurance Co., Ltd.

Building on the Millea Group brands' high credibility and to gain new earnings opportunities amid the global reorganization of the reinsurance market, Tokio Marine Global Limited, a wholly owned subsidiary of Tokio Marine & Nichido, started operations as an reinsurance company based in London.

Other Businesses

Millea Holdings also engages actively in other businesses, principally those that it believes to offer significant synergies with its insurance business.

In this area, Tokio Marine & Nichido Better Life Services Co., Ltd. made progress in its plan to establish a network of approximately 100 at-home nursing care centers in Tokyo and three other prefectures, opening 29 new centers during the fiscal year ended March 31, 2005, thereby increasing the total number to 31. Meanwhile, Tokio Marine & Nichido Risk Consulting Co., Ltd. actively offered new services such as CSR (corporate social responsibility) consulting services. Additionally, Millea Real-Estate-Risk Management, Inc. worked assiduously in businesses related to real estate management, such as establishing a real estate fund targeting specific areas.

Asset Management and Financing Operations

During the fiscal year ended March 31, 2005, Tokio Marine & Nichido, which provides the core asset management function for the Millea Group, focused on enhancing its risk management while improving investment returns. To facilitate payments of claims, maturity refunds and others, Tokio

Marine & Nichido continued its efforts to strengthen asset liability management (ALM) and ensure the stability and liquidity of assets.

Millea Group companies have long dedicated themselves to providing products and services designed to meet society's need for "safety and security," and to CSR activities such as environmental conservation and philanthropic activities. During the fiscal year ended March 31, 2005, Millea Holdings established the Millea Group CSR Charter as a common guideline for the Millea Group companies' CSR activities, thereby further promoting CSR-related activities by the Millea Group.

Millea Holdings has taken very seriously the issuance of a business improvement order issued to Nichido Fire by the Financial Services Agency last year. It believes that legal compliance is fundamental to any company's existence, and has focused on its efforts to ensure compliance throughout the Millea Group. In addition, Millea Holdings prepared for the implementation of the Law for the Protection of Personal Information.

Results for the Fiscal Year Ended March 31, 2005

Millea Holdings' operating income increased by ¥201.6 billion from the previous fiscal year to ¥2,409.1 billion, primarily including property and casualty insurance premiums earned of ¥1,895.7 billion, life premiums of ¥253.4 billion, net investment income of ¥133.2 billion, realized gains on investments of ¥86.8 billion, and gains on derivatives of ¥8.3 billion.

Operating costs and expenses increased by ¥247.2 billion from the previous fiscal year to ¥2,302.5 billion, primarily including losses, claims and loss adjustment expenses of ¥1,331.3 billion, policy acquisition costs of ¥564.5 billion, policy benefits and losses for life of ¥210.5 billion, and other operating expenses of ¥137.9 billion.

As a result, income before income tax expense, extraordinary items and cumulative effect of accounting changes amounted to ¥106.6 billion, a decrease of ¥45.7 billion or 30.0% from the previous fiscal year. The main reason for this decrease was deterioration in underwriting results primarily due to major natural disasters in Japan, partly offset by improvement in investment results. Income tax expense decreased by ¥21.0 billion to ¥28.4 billion.

Net income for the year amounted to ¥92.0 billion, a decrease of ¥10.9 billion or 10.6% from the previous fiscal year, including extraordinary items amounting to ¥14.5 billion.

Issues Facing Millea Holdings

In the fiscal year ending March 31, 2006, the Japanese economy is expected to continue to show signs of a recovery trend, led by robust exports and capital investment. Nevertheless, the impact of factors such as the leveling-off of consumer spending and the steep rise in crude-oil prices give cause for concern. The outlook thus remains uncertain.

In the insurance industry, we expect companies to compete more vigorously in terms of their products and services while increasing the efficiency of their operations, resulting in an increasingly harsh competitive environment.

Millea Holdings aims to solidify its earnings base in its core businesses, focusing on restoring growth in its domestic property and casualty insurance business and on further expanding its domestic life insurance business operations. Millea Holdings also intends to expand its business domain into areas with perceived strong profitability and growth potential, such as overseas insurance business, particularly in Asia, and other businesses that have synergies with its insurance business. At the same time, it will foster vigorous group-wide CSR activities and will take the lead in ensuring effective risk management and compliance by all Millea Group companies.

The entire Millea Group intends to do its utmost to ensure that it achieves further growth as a corporate group characterized by high profitability, growth potential and soundness. The management thanks all shareholders of Millea Holdings for their continued guidance and support.

August 2005



Kunio Ishihara
President

INTERVIEW: KUNIO ISHIHARA, PRESIDENT



Q

What is Millea Group's business strategy?

Millea Group's business strategy has three facets: (1) to boost earnings from our domestic insurance operations, our core business; (2) to expand our business domain through investments in profitable sectors and sectors with strong growth potential; and (3) to promote more effective and efficient use of our capital.

First, our strategy for our domestic property and casualty insurance operations is defined by a new mid-term business plan of our newly merged subsidiary, Tokio Marine & Nichido, that seeks to increase its earnings by strengthening its sales infrastructure and conducting a thorough review of its products, administrative processes and computer systems. In our domestic life insurance operations, Tokio Marine & Nichido Life and Tokio Marine & Nichido Financial Life are also aiming to expand their businesses and to boost their profitability.

Second, we are aiming to expand our business domain in order to secure new sources of revenue and to diversify business risks. To this end, we are increasingly engaging in businesses that offer synergies with our domestic insurance operations, such as operations in other countries, particularly in Asia, as well as operations in the areas of financial services, health care and services for senior citizens.

Third, based on our policy on the use of our capital, we conduct quantitative and systematic integrated risk management aimed at keeping our total risk exposure at a level no higher than our total equity capital. We intend to invest any amounts in excess of what is needed to cover our risks in our existing or new operations that offer high potential for growth and profitability. We are also aiming to improve our capital efficiency by distribution to shareholders and share buy-backs.

These efforts are aimed at building an optimal business portfolio by which we hope to continue to increase our earnings and returns on equity, to maximize corporate value over the medium and long run and to establish ourselves as one of the world's leading insurance groups.

Q

How is Millea Group fulfilling its corporate social responsibilities (CSR)?

Millea Group understands CSR to be *"the management of the company* itself and the company's management philosophy in practice," and we are committed to providing our products and services to customers, respecting individuals, protecting the environment, contributing to the society and local communities, ensuring compliance and communicating with our stakeholders, among others. In addition, in November of last year we established the Millea Group CSR Charter, a set of guidelines for implementing our corporate philosophy from a CSR perspective. We have also formed the CSR Board which consists of the heads of the Millea Group companies to coordinate our CSR activities. Furthermore, recognizing that full and prompt disclosure of information about Millea Group lies at the heart of CSR, we have also adopted the Millea Group Disclosure Policies. In accordance with this policy, we will endeavor to make timely and appropriate disclosures on matters concerning Millea Holdings and other Millea Group companies.

Note: The CSR Charter and the Disclosure Policies are both available on our website.

Q

How did your domestic property and casualty insurance business perform?

Under the guidance of Millea Holdings, the management of Tokio Marine and Nichido Fire continued their diligent merger preparations, and the new company, Tokio Marine & Nichido, successfully started its operations on October 1 of last year. In addition, we consolidated 40 domestic group companies affiliated with Tokio Marine and Nichido Fire into 28 companies affiliated with Tokio Marine & Nichido. This new arrangement separates our group companies according to their respective functions—for example, one specializing in claims investigations and another focusing on systems development. We believe that this new structure will allow us to offer highly specialized services to our customers.

In the area of products, we have developed new insurance policies suited to the needs of our customers and of the current era. Examples of such new policies include "Long-Term Installment" (automobile insurance), 'Long Life Mini" and "Long Life @Office" (third-sector products), "Personal Information Leakage Insurance" (offered in response to the newly implemented Law for the Protection of Personal Information), as well as a new clause in our theft insurance indemnifying the policyholder against losses resulting from the use of fake

ATM cards. In the area of services, we have launched new consulting services, such as a comprehensive CSR consulting and a risk diagnosis program for homes. We are also aiming to strengthen our sales infrastructure. For example, we have upscaled the size and capabilities of our agencies to better respond to the needs of our customers, and we are retraining our sales agents to promote continuous growth.

There were a number of earthquakes and typhoons in the last fiscal year, and Tokio Marine & Nichido promptly dispatched large teams to the disaster-hit areas to support the proper and speedy payment of insurance claims. We are pleased that our services were well received by our customers affected by such natural disasters.

Tokio Marine & Nichido will continue to regard customer trust as the key to all of our activities and hopes to continue its contributions to the development of our customers' lives and businesses.

Q

How did Millea Group's other core business, the life insurance business, perform?

Our domestic life insurance business is one of Millea Group's core businesses, and Tokio Marine & Nichido Life and Tokio Marine & Nichido Financial Life have both been working to improve their profitability and expand their businesses.

Last fiscal year, Tokio Marine & Nichido Life added new sales offices and expanded its sales force in an effort to enhance support for its sales agents and thereby improving our sales. In the area of products, Tokio Marine & Nichido Life started full-fledged sales of "Anshin Dollar Annuity" and launched "Anshin Amulet" and "Anshin Iryou Plus". "Anshin Amulet" is a medical insurance policy exclusively for women, while "Anshin Iryou Plus" provides additional coverage for cancer, stroke and heart attack. Both of these products are designed to meet the growth and diversification of customer needs currently seen in the medical insurance market.

Tokio Marine & Nichido Financial Life has been expanding its variable annuity business through tie-ups with other financial institutions. For example, Tokio Marine & Nichido Financial Life has teamed up with Mitsubishi Tokyo Financial Group and The Bank of Tokyo-Mitsubishi to develop an investment-type annuity called "As You Like".

Q

How did Millea Group's overseas insurance business perform?

Millea Group has been expanding its insurance operations overseas, particularly in the Asian market which has shown great potential for profitability in the future. Our Shanghai-based Chinese life insurer, Sino Life Insurance, celebrated its first anniversary in November last year and has opened six new branches, including one in Beijing. The company is active in both individual and group insurance, and its premium revenue is growing steadily. On April 1 of this year, Millea Asia, the holding company for our Asian operations, merged two of its property and casualty insurers in Taiwan. We hope that the new company, Tokio Marine Newa Insurance, will promote strong growth of our property and casualty insurance operations in Taiwan.

In Brazil, we agreed to purchase 100% of property and casualty insurer Real Seguros and 50% of life insurer and annuity provider Real Vida e Previdencia, both subsidiaries of ABN Amro's Brazilian unit. These acquisitions will allow Tokio Marine & Nichido to significantly expand its existing Brazilian insurance sales infrastructure.

In the area of overseas reinsurance, Tokio Marine & Nichido has established a wholly owned reinsurance subsidiary in London called Tokio Marine Global Ltd. With the background of the reinsurance industry undergoing a global realignment, this launch is aimed at exploiting new profitable opportunities by taking advantage of our solid reputation for credibility.

Q

What are your aspirations for the future?

We aim for Millea Group to continue its development as a corporate group characterized by profitability, growth potential and financial soundness.

We intend to strengthen the revenue-generating capacity of our core domestic insurance operations by reviving the growth of our domestic property and casualty operations and further expanding our domestic life operations. We also plan to expand our business domain to encompass new businesses with a strong potential for growth and profitability—for example, in the areas of overseas insurance operations (particularly in Asia) as well as non-insurance businesses that can produce synergies with our insurance operations.

With respect to CSR, we intend to establish Basic Policies on CSR in order to instill common values across the entire Millea Group. In addition, in order to improve our risk management and compliance functions, we will seek to take effective measures based on the Group's basic policies.

FINANCIAL SECTION

Net premiums written of property and casualty insurance amounted to ¥1,925 billion, a decrease of 1.0% from the previous fiscal year. The decrease was mainly due to a decrease in voluntary automobile liability insurance premiums due to discounts in premium rates granted upon the renewal of policies. Net premiums earned amounted to ¥1,896 billion, an increase of 1.9% from the previous fiscal year. The increase was mainly due to effects of prior years' contracts. Life premiums amounted to ¥253 billion, an increase of 4.9% from the previous fiscal year. The increase primarily reflected a steady expansion of our life insurance business.

The ratio of losses and claims incurred and related adjustment expenses to premiums earned for property and casualty insurance increased by 9.7 percentage points to 70.2%. This was mainly due to the increase in loss ratios of fire and allied lines insurance and voluntary automobile insurance resulting from major natural disasters in Japan.

Due to an increase in expenses relating to the merger of Tokio Marine and Nichido Fire on October 1, 2004, the ratio of underwriting and administrative expenses incurred to premiums written for property and casualty insurance increased by 0.8 percentage points to 32.9%.

Net investment income increased by 5.6% to ¥133 billion. Realized gains on investments increased to ¥87 billion mainly due to the increase in realized gains on sales of equity securities. Gains on derivatives increased to ¥8 billion mainly due to the gains on interest rate swaps that are mainly utilized in Millea Holdings' economic hedging activities for asset liability management.

As a result, income before extraordinary items and cumulative effect of accounting changes decreased by 24.6% to ¥78 billion.

Net income decreased by 10.6% to ¥92 billion, including extraordinary items amounting to ¥14 billion. Net income per share was ¥52,531, compared with ¥56,457 of the previous fiscal year.

Investment assets increased by 9.7% to ¥10,305 billion and total assets increased by 5.7% to ¥12,895 billion. Stockholders' equity increased by 0.7% to ¥3,433 billion. Stockholders' equity as a percentage of total assets decreased from 27.9% of the previous fiscal year to 26.6%.

CONTENTS

Analysis of Insurance Premiums Written 9
Loss and Expense Ratios 10
Investments 12
Consolidated Statements of Income 13
Consolidated Balance Sheets 14
Consolidated Statements of Stockholders' Equity 16
Consolidated Statements of Cash Flows 17
Consolidated Statements of Comprehensive Income 19
Notes to Consolidated Financial Statements 20
Report of Independent Registered Public Accounting Firm 51

Net Premiums Written by Line of Insurance
(Yen in billions)


1,323.9
1,381.5
1,898.6
1,945.2
1,925.4
01
02
03
04
05

▭ Compulsory Automobile Liability
▭ Other
▭ Personal Accident
▭ Automobile
▭ Fire and Allied Lines
▭ Marine—Cargo and Transit
■ Marine—Hull

Net Premiums Written and Loss Ratios
(Yen in billions)

Marine—Hull


14.0
14.2
14.2
14.5
14.5
60.9
68.0
90.1
69.4
110.6
01
02
03
04
05

— Loss Ratio (%)

Marine—Cargo and Transit


53.0
55.3
62.4
66.0
71.0
52.9
51.7
46.7
46.9
44.0
01
02
03
04
05

— Loss Ratio (%)

Fire and Allied


159.5
177.6
259.0
270.5
263.7
41.2
39.8
35.3
34.9
86.6
01
02
03
04
05

— Loss Ratio (%)

Voluntary Automobile


686.7
700.9
898.1
878.5
860.8
62.8
55.6
56.6
57.6
62.2
01
02
03
04
05

— Loss Ratio (%)

Personal Accident


126.1
121.2
155.1
152.1
151.0
43.3
43.3
42.8
40.3
42.7
01
02
03
04
05

— Loss Ratio (%)

Other


174.3
197.3
228.9
230.1
235.6
74.0
67.2
56.7
60.7
63.8
01
02
03
04
05

— Loss Ratio (%)

Compulsory Automobile Liability Insurance


110.4
114.9
280.9
333.6
328.8
65.0
65.4
74.4
79.2
79.1
01
02
03
04
05

— Loss Ratio (%)

Combined Loss and Expense Ratios
(%)


99.8
94.3
91.7
92.6
103.1
36.2
34.9
33.2
32.1
32.9
63.6
59.4
58.5
60.5
70.2
01
02
03
04
05

▭ Ratio of Expenses to Premiums Written
▭ Ratio of Loss and Loss Adjustment Expenses to Premiums Earned

Net Income per Share
(Yen in thousands)


57
104
204
56
53
01
02
03
04
05

Breakdown of Investment Assets
(%)


Short-Term Investments
6.7
Fixed Maturities
49.5
Other Long-Term Investments
4.0
Policy Loans
0.4
Real Estate
1.3
Equity Securities
37.4
Mortgage Loans on Real Estate
0.7

Millea Holdings' financial results for the years ended March 31, 2002 and 2001 represent the financial results of Tokio Marine, as predecessor to Millea Holdings.
In connection with the Company's formation, each 1,000 shares of Tokio Marine's common stock were converted into one share of Millea Holdings' common stock. To facilitate comparability of "Net Income per Share" from year to year, the per share data for the years ended March 31, 2002 and 2001 are calculated based on 1,000 of Tokio Marine's shares.
Analysis above is prepared based on U.S. GAAP.
Our marine business consists of hull and cargo and transit, which have traditionally been separately disclosed.

12

Analysis of Insurance Premiums Written—Property and Casualty

	(Yen in millions)				
Years ended March 31	**2005**	2004	2003	2002	2001
Marine—Hull:					
Direct premiums written	**¥ 18,770**	¥ 19,599	¥ 19,173	¥ 19,451	¥ 16,554
Reinsurance premiums assumed	**9,490**	9,748	9,390	8,961	6,927
Reinsurance premiums ceded	**13,786**	14,863	14,363	14,212	9,520
Net premiums written	**14,474**	14,484	14,200	14,200	13,961
Ratio to total all lines	**0.75%**	0.74%	0.75%	1.03%	1.05%
Marine—Cargo and Transit:					
Direct premiums written	**¥ 81,878**	¥ 71,678	¥ 67,660	¥ 59,964	¥ 59,317
Reinsurance premiums assumed	**4,175**	2,461	4,458	3,960	2,751
Reinsurance premiums ceded	**15,047**	8,141	9,745	8,631	9,029
Net premiums written	**71,006**	65,998	62,373	55,293	53,039
Ratio to total all lines	**3.69%**	3.39%	3.29%	4.00%	4.01%
Fire and Allied:					
Direct premiums written	**¥ 302,081**	¥ 299,481	¥ 290,189	¥ 198,155	¥ 189,755
Reinsurance premiums assumed	**30,334**	37,697	36,630	24,067	10,881
Reinsurance premiums ceded	**68,714**	66,683	67,838	44,587	41,171
Net premiums written	**263,701**	270,495	258,981	177,635	159,465
Ratio to total all lines	**13.70%**	13.91%	13.64%	12.86%	12.05%
Voluntary Automobile:					
Direct premiums written	**¥ 868,393**	¥ 887,750	¥ 909,341	¥ 708,532	¥ 695,711
Reinsurance premiums assumed	**5,417**	6,556	6,374	3,146	1,509
Reinsurance premiums ceded	**12,990**	15,807	17,596	10,788	10,554
Net premiums written	**860,820**	878,499	898,119	700,890	686,666
Ratio to total all lines	**44.71%**	45.16%	47.31%	50.73%	51.86%
Personal Accident:					
Direct premiums written	**¥ 151,667**	¥ 153,849	¥ 157,434	¥ 125,183	¥ 130,608
Reinsurance premiums assumed	**3,101**	2,518	2,954	379	216
Reinsurance premiums ceded	**3,759**	4,305	5,311	4,335	4,756
Net premiums written	**151,009**	152,062	155,077	121,227	126,068
Ratio to total all lines	**7.84%**	7.82%	8.17%	8.78%	9.52%
Other:					
Direct premiums written	**¥ 239,806**	¥ 235,074	¥ 235,025	¥ 204,773	¥ 184,605
Reinsurance premiums assumed	**39,509**	50,482	53,121	37,595	15,611
Reinsurance premiums ceded	**43,765**	55,488	59,222	45,033	25,881
Net premiums written	**235,550**	230,068	228,924	197,335	174,335
Ratio to total all lines	**12.23%**	11.83%	12.05%	14.28%	13.17%
Total (excluding compulsory automobile liability insurance):					
Direct premiums written	**¥1,662,595**	¥ 1,667,431	¥1,678,822	¥1,316,058	¥1,276,550
Reinsurance premiums assumed	**92,026**	109,462	112,927	78,108	37,895
Reinsurance premiums ceded	**158,061**	165,287	174,075	127,586	100,911
Net premiums written	**1,596,560**	1,611,606	1,617,674	1,266,580	1,213,534
Ratio to total all lines	**82.92%**	82.85%	85.21%	91.68%	91.66%
Compulsory Automobile Liability Insurance:					
Direct premiums written	**¥ 302,955**	¥ 311,124	¥ 308,641	¥ 193,557	¥ 191,811
Reinsurance premiums assumed	**261,545**	264,757	212,420	60,254	56,222
Reinsurance premiums ceded	**235,653**	242,241	240,178	138,908	137,660
Net premiums written	**328,847**	333,640	280,883	114,903	110,373
Ratio to total all lines	**17.08%**	17.15%	14.79%	8.32%	8.34%
Total All Lines:					
Direct premiums written	**¥1,965,550**	¥1,978,555	¥1,987,463	¥1,509,615	¥1,468,361
Reinsurance premiums assumed	**353,571**	374,219	325,347	138,362	94,117
Reinsurance premiums ceded	**393,714**	407,528	414,253	266,494	238,571
Net premiums written	**1,925,407**	1,945,246	1,898,557	1,381,483	1,323,907
Ratio to total all lines	**100.00%**	100.00%	100.00%	100.00%	100.00%

Millea Holdings' financial results for the years ended March 31, 2002 and 2001 represent the financial results of Tokio Marine, as predecessor to Millea Holdings.
Analysis above is prepared based on U.S. GAAP.
Our marine business consists of hull and cargo and transit, which have traditionally been separately disclosed.

Loss and Expense Ratios—Property and Casualty

(1) All Lines Other than Compulsory Automobile Liability Insurance:

	(Yen in millions)				
Years ended March 31	**2005**	2004	2003	2002	2001
Marine—Hull:					
Net premiums written	**¥ 14,474**	¥ 14,484	¥ 14,200	¥ 14,200	¥ 13,961
Premiums earned	**14,152**	14,309	14,477	13,709	14,102
Losses incurred	**15,659**	9,932	13,050	9,327	8,584
Loss ratio	**110.6%**	69.4%	90.1%	68.0%	60.9%
Marine—Cargo and Transit:					
Net premiums written	**¥ 71,006**	¥ 65,998	¥ 62,373	¥ 55,293	¥ 53,039
Premiums earned	**70,735**	65,869	62,017	53,864	52,990
Losses incurred	**31,093**	30,877	28,939	27,854	28,009
Loss ratio	**44.0%**	46.9%	46.7%	51.7%	52.9%
Fire and Allied:					
Net premiums written	**¥ 263,701**	¥ 270,495	¥ 258,981	¥ 177,635	¥ 159,465
Premiums earned	**254,128**	244,777	239,318	162,627	153,695
Losses incurred	**220,002**	85,335	84,363	64,706	63,267
Loss ratio	**86.6%**	34.9%	35.3%	39.8%	41.2%
Voluntary Automobile:					
Net premiums written	**¥ 860,820**	¥ 878,499	¥ 898,119	¥ 700,890	¥ 686,666
Premiums earned	**863,426**	884,201	902,491	703,395	682,396
Losses incurred	**537,133**	509,682	510,457	391,358	428,273
Loss ratio	**62.2%**	57.6%	56.6%	55.6%	62.8%
Personal Accident:					
Net premiums written	**¥ 151,009**	¥ 152,062	¥ 155,077	¥ 121,227	¥ 126,068
Premiums earned	**151,435**	151,954	155,603	123,976	131,602
Losses incurred	**64,688**	61,290	66,604	53,740	56,993
Loss ratio	**42.7%**	40.3%	42.8%	43.3%	43.3%
Other:					
Net premiums written	**¥ 235,550**	¥ 230,068	¥ 228,924	¥ 197,335	¥ 174,335
Premiums earned	**225,441**	237,011	212,988	175,427	167,981
Losses incurred	**143,754**	143,919	120,786	117,885	124,344
Loss ratio	**63.8%**	60.7%	56.7%	67.2%	74.0%
Total:					
Net premiums written	**¥1,596,560**	¥1,611,606	¥1,617,674	¥1,266,580	¥1,213,534
Premiums earned	**1,579,317**	1,598,121	1,586,894	1,232,998	1,202,766
Losses incurred	**1,012,329**	841,035	824,199	664,870	709,470
Loss ratio	**64.1%**	52.6%	51.9%	53.9%	59.0%
Loss adjustment expenses incurred—unallocated	**¥ 52,229**	¥ 58,251	¥ 58,885	¥ 47,307	¥ 40,575
Ratio of losses and loss adjustment expenses incurred to premiums earned	**67.4%**	56.3%	55.6%	57.8%	62.4%
Underwriting and administrative expenses incurred	**¥ 570,506**	¥ 566,303	¥ 579,885	¥ 440,398	¥ 438,886
Ratio of underwriting and administrative expenses incurred to premiums written	**35.7%**	35.1%	35.8%	34.8%	36.2%
Combined loss and expense ratio	**103.1%**	91.4%	91.4%	92.6%	98.6%

Millea Holdings' financial results for the years ended March 31, 2002 and 2001 represent the financial results of Tokio Marine, as predecessor to Millea Holdings.
Analysis above is prepared based on U.S. GAAP.
Our marine business consists of hull and cargo and transit, which have traditionally been separately disclosed.

Loss and Expense Ratios—Property and Casualty—(Continued)

(2) Compulsory Automobile Liability Insurance:

Years ended March 31	2005	2004	2003	2002	2001
	(Yen in millions)				
Net premiums written	**¥ 328,847**	¥ 333,640	¥ 280,883	¥ 114,903	¥ 110,373
Premiums earned	**316,333**	262,082	174,074	109,964	107,973
Losses incurred	**250,104**	207,483	129,482	71,895	70,218
Loss ratio	**79.1%**	79.2%	74.4%	65.4%	65.0%
Loss adjustment expenses incurred—unallocated	**¥ 16,657**	¥ 19,138	¥ 17,527	¥ 14,142	¥ 12,795
Ratio of losses and loss adjustment expenses incurred to premiums earned	**84.3%**	86.5%	84.5%	78.2%	76.9%
Underwriting and administrative expenses incurred	**¥ 63,572**	¥ 57,516	¥ 50,120	¥ 42,192	¥ 41,019
Ratio of underwriting and administrative expenses incurred to premiums written	**19.3%**	17.2%	17.8%	36.7%	37.2%
Combined loss and expense ratio	**103.6%**	103.7%	102.3%	114.9%	114.1%

(3) All Lines:

Years ended March 31	2005	2004	2003	2002	2001
	(Yen in millions)				
Net premiums written	**¥1,925,407**	¥1,945,246	¥1,898,557	¥1,381,483	¥1,323,907
Premiums earned	**1,895,650**	1,860,203	1,760,968	1,342,962	1,310,739
Losses incurred	**1,262,433**	1,048,518	953,681	736,765	779,688
Loss ratio	**66.6%**	56.4%	54.2%	54.9%	59.5%
Loss adjustment expenses incurred—unallocated	**¥ 68,886**	¥ 77,389	¥ 76,412	¥ 61,449	¥ 53,370
Ratio of losses and loss adjustment expenses incurred to premiums earned	**70.2%**	60.5%	58.5%	59.4%	63.6%
Underwriting and administrative expenses incurred	**¥ 634,078**	¥ 623,819	¥ 630,005	¥ 482,590	¥ 479,905
Ratio of underwriting and administrative expenses incurred to premiums written	**32.9%**	32.1%	33.2%	34.9%	36.2%
Combined loss and expense ratio	**103.1%**	92.6%	91.7%	94.3%	99.8%

These tabulations set forth information on a U.S. GAAP basis with respect to the property and casualty loss and expense ratios of Millea Holdings for the last five fiscal years. Loss ratios represent the ratio of losses incurred to premiums earned. Millea Holdings' financial results for the years ended March 31, 2002 and 2001 represent the financial results of Tokio Marine, as predecessor to Millea Holdings.

Investments

(Yen in millions)

March 31, 2005 and 2004	Cost 2005	Cost 2004	% of Total Investments 2005	% of Total Investments 2004	Value Shown on Balance Sheet 2005	Value Shown on Balance Sheet 2004	% of Total Investments 2005	% of Total Investments 2004
Securities held to maturity:								
Fixed maturities:								
Bonds and notes:								
Government and government agencies and authorities:								
Other than United States	**¥1,109,715**	¥1,095,608	**13.15%**	14.39%	**¥ 1,109,715**	¥1,095,608	**10.77%**	11.66%
All other corporate bonds	**—**	14,253	**—**	0.18	**—**	14,253	**—**	0.16
Total fixed maturities held to maturity	**1,109,715**	1,109,861	**13.15**	14.57	**1,109,715**	1,109,861	**10.77**	11.82
Securities available for sale:								
Fixed maturities:								
Bonds and notes:								
Government and government agencies and authorities:								
United States	**322,554**	113,778	**3.82**	1.49	**316,054**	115,174	**3.07**	1.22
Other	**2,877,858**	2,071,900	**34.10**	27.21	**2,887,701**	2,066,139	**28.02**	22.00
	3,200,412	2,185,678	**37.92**	28.70	**3,203,755**	2,181,313	**31.09**	23.22
States, municipalities and political subdivisions:								
United States	**207**	1,055	**0.00**	0.01	**212**	1,102	**0.00**	0.01
Other	**117,977**	171,977	**1.40**	2.26	**121,591**	177,113	**1.18**	1.89
	118,184	173,032	**1.40**	2.27	**121,803**	178,215	**1.18**	1.90
Public utilities	**73,711**	60,172	**0.87**	0.79	**75,089**	60,792	**0.73**	0.65
Convertibles and bonds with warrants attached	**1,720**	42,929	**0.02**	0.56	**1,841**	45,684	**0.02**	0.49
Mortgage-backed securities	**48,610**	22,893	**0.58**	0.30	**48,327**	22,316	**0.47**	0.24
All other corporate bonds	**505,758**	659,978	**5.98**	8.67	**511,777**	668,162	**4.97**	7.10
Total bonds and notes	**3,948,395**	3,144,682	**46.77**	41.29	**3,962,592**	3,156,482	**38.46**	33.60
Redeemable preferred stock	**49**	53,100	**0.00**	0.71	**49**	53,100	**0.00**	0.56
Total fixed maturities	**3,948,444**	3,197,782	**46.77**	42.00	**3,962,641**	3,209,582	**38.46**	34.16
Equity securities:								
Common stocks:								
Public utilities	**34,399**	41,214	**0.41**	0.54	**69,146**	77,356	**0.67**	0.82
Banks, trust and insurance companies	**287,841**	310,431	**3.41**	4.08	**479,205**	487,624	**4.65**	5.19
Industrial, miscellaneous and all other	**1,295,210**	1,303,644	**15.34**	17.12	**2,921,565**	2,857,418	**28.35**	30.42
Total common stocks	**1,617,450**	1,655,289	**19.16**	21.74	**3,469,916**	3,422,398	**33.67**	36.43
Nonredeemable preferred stocks	**178,586**	37,168	**2.12**	0.48	**175,863**	34,976	**1.71**	0.38
Total equity securities	**1,796,036**	1,692,457	**21.28**	22.22	**3,645,779**	3,457,374	**35.38**	36.81
Total securities available for sale	**5,744,480**	4,890,239	**68.05**	64.22	**7,608,420**	6,666,956	**73.84**	70.97
Trading securities:								
Fixed maturities	**38,849**	36,258	**0.46**	0.48	**37,665**	35,619	**0.37**	0.38
Equity securities	**202,150**	11,418	**2.40**	0.15	**204,213**	12,894	**1.98**	0.14
Total trading securities	**240,999**	47,676	**2.86**	0.63	**241,878**	48,513	**2.35**	0.52
Mortgage loans on real estate	**71,033**	129,076	**0.84**	1.69	**71,033**	129,076	**0.69**	1.37
Investment real estate	**134,180**	104,110	**1.59**	1.37	**134,180**	104,110	**1.30**	1.11
Policy loans	**38,567**	33,610	**0.46**	0.44	**38,567**	33,610	**0.37**	0.36
Other long-term investments	**408,913**	419,138	**4.85**	5.50	**409,187**	419,199	**3.97**	4.46
Short-term investments	**691,769**	881,897	**8.20**	11.58	**691,769**	881,897	**6.71**	9.39
Total investments	**¥8,439,656**	¥7,615,607	**100.00%**	100.00%	**¥10,304,749**	¥9,393,222	**100.00%**	100.00%

Consolidated Statements of Income

Years ended March 31, 2005, 2004 and 2003

	(Yen in millions, except per share amounts)			(Dollars in thousands, except per share amounts)
	2005	2004	2003	**2005**
Operating income:				
Property and casualty:				
Net premiums written (note 4)	**¥1,925,407**	¥1,945,246	¥1,898,557	**$17,994,458**
Less increase in unearned premiums	**29,757**	85,043	137,589	**278,103**
Premiums earned (note 4)	**1,895,650**	1,860,203	1,760,968	**17,716,355**
Life premiums (note 4)	**253,369**	241,553	255,977	**2,367,935**
Net investment income (note 3)	**133,197**	126,173	108,311	**1,244,832**
Realized gains (losses) on investments (note 3)	**86,750**	(3,855)	(29,875)	**810,748**
Gains (losses) on derivatives	**8,296**	(36,755)	76,564	**77,533**
Other income	**31,835**	20,199	15,158	**297,522**
Total operating income	**2,409,097**	2,207,518	2,187,103	**22,514,925**
Operating costs and expenses:				
Losses, claims and loss adjustment expenses (notes 4 and 8):				
Losses and claims incurred and provided for	**1,262,433**	1,048,518	953,681	**11,798,439**
Related adjustment expenses	**68,886**	77,389	76,412	**643,795**
Total losses, claims and loss adjustment expenses	**1,331,319**	1,125,907	1,030,093	**12,442,234**
Policy benefits and losses for life	**210,536**	195,659	219,250	**1,967,626**
Interest credited to policyholders' contract deposits	**58,148**	58,414	56,011	**543,439**
Policy acquisition costs (note 5)	**564,544**	558,978	571,058	**5,276,112**
Other operating expenses	**137,944**	116,293	109,383	**1,289,196**
Total operating costs and expenses	**2,302,491**	2,055,251	1,985,795	**21,518,607**
Income before income tax expense, extraordinary items and cumulative effect of accounting changes	**106,606**	152,267	201,308	**996,318**
Income tax expense (benefit) (note 11):				
Current	**48,654**	50,015	92,935	**454,710**
Deferred	**(20,223)**	(630)	(21,321)	**(189,000)**
	28,431	49,385	71,614	**265,710**
Minority interests (note 3)	**648**	—	—	**6,057**
Income before extraordinary items and cumulative effect of accounting changes	**77,527**	102,882	129,694	**724,551**
Extraordinary items (note 2)	**14,458**	—	248,323	**135,121**
Cumulative effect of accounting changes, net of tax (note 1 (v))	**(26)**	—	—	**(242)**
Net income	**¥ 91,959**	¥ 102,882	¥ 378,017	**$ 859,430**
Amounts per Share of common stock:				
Basic:				
Income before extraordinary items and cumulative effect of accounting changes	**¥ 44,287**	¥ 56,457	¥ 69,839	**$ 413,897**
Extraordinary items	**8,259**	—	133,719	**77,187**
Cumulative effect of accounting changes, net of tax	**(15)**	—	—	**(140)**
Net income	**¥ 52,531**	¥ 56,457	¥ 203,558	**$ 490,944**
Diluted (note 1 (s)):				
Income before extraordinary items and cumulative effect of accounting changes	**¥ 44,287**	¥ 56,457	¥ 69,839	**$ 413,897**
Extraordinary items	**7,583**	—	133,719	**70,869**
Cumulative effect of accounting changes, net of tax	**(15)**	—	—	**(140)**
Net income	**¥ 51,855**	¥ 56,457	¥ 203,558	**$ 484,626**
Cash dividends declared	**¥ 11,000**	¥ 11,000	¥ 10,000	**$ 102,804**
Weighted average and diluted common shares in thousands	**1,751**	1,822	1,857	

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

March 31, 2005 and 2004

	(Yen in millions)		(Dollars in thousands)
	2005	2004	**2005**
Assets			
Investments—other than investments in related parties (notes 3):			
Securities held to maturity:			
Fixed maturities, at amortized cost (fair value ¥1,090,487 million ($10,191,467 thousand) in 2005; ¥1,088,552 million in 2004)	**¥ 1,109,715**	¥ 1,109,861	**$ 10,371,168**
Securities available for sale:			
Fixed maturities, at fair value (amortized cost ¥3,948,444 million ($36,901,346 thousand) in 2005; ¥3,197,782 million in 2004)	**3,962,641**	3,209,582	**37,034,028**
Equity securities, at fair value (cost ¥1,796,036 million ($16,785,383 thousand) in 2005; ¥1,692,457 million in 2004)	**3,645,779**	3,457,374	**34,072,701**
Trading securities:			
Fixed maturities, at fair value (cost ¥38,849 million ($363,075 thousand) in 2005; ¥36,258 million in 2004)	**37,665**	35,619	**352,009**
Equity securities, at fair value (cost ¥202,150 million ($1,889,252 thousand) in 2005; ¥11,418 million in 2004)	**204,213**	12,894	**1,908,533**
Mortgage loans on real estate	**71,033**	129,076	**663,860**
Investment real estate	**134,180**	104,110	**1,254,019**
Policy loans	**38,567**	33,610	**360,439**
Other long-term investments	**409,187**	419,199	**3,824,178**
Short-term investments	**691,769**	881,897	**6,465,130**
Total investments	**10,304,749**	9,393,222	**96,306,065**
Cash and cash equivalents	**290,642**	432,874	**2,716,280**
Premiums receivable and agents' balances	**185,913**	185,498	**1,737,505**
Reinsurance recoverable on losses (notes 4 and 8)	**520,733**	447,111	**4,866,664**
Prepaid reinsurance premiums (note 4)	**302,886**	318,432	**2,830,710**
Deferred policy acquisition costs (note 5)	**468,074**	453,403	**4,374,523**
Property and equipment, net of depreciation (note 6)	**197,533**	193,068	**1,846,103**
Derivative assets (note 17)	**217,191**	225,822	**2,029,822**
Separate account assets (note 1 (v))	—	162,715	—
Goodwill (note 7)	**9,934**	9,934	**92,841**
Present value of future profit (note 7)	**12,959**	14,744	**121,112**
Other assets	**384,284**	363,550	**3,591,440**
Total assets	**¥12,894,898**	¥12,200,373	**$120,513,065**

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets—(Continued)

March 31, 2005 and 2004

	(Yen in millions)		(Dollars in thousands)
	2005	2004	2005
Liabilities and Stockholders' Equity			
Liabilities:			
Policy liabilities and accruals:			
Losses, claims and loss adjustment expenses (note 8)	¥ 1,345,196	¥ 1,221,146	$ 12,571,925
Unearned premiums	1,884,482	1,878,824	17,611,982
Future policy benefits and losses (note 9)	982,336	846,926	9,180,710
Total policy liabilities and accruals	4,212,014	3,946,896	39,364,617
Policyholders' contract deposits (note 9 and 10)	3,005,999	2,711,739	28,093,449
Income tax liability (note 11)	733,329	709,224	6,853,542
Retirement and severance benefits (note 12)	285,011	292,054	2,663,654
Ceded reinsurance balances payable	128,365	109,923	1,199,673
Debt outstanding (note 13)	270,887	213,446	2,531,654
Derivative liabilities (note 17)	159,978	156,467	1,495,121
Cash received under securities lending transactions	449,381	272,791	4,199,822
Separate account liabilities (note 1 (v))	—	162,715	—
Other liabilities (note 13)	210,496	216,767	1,967,253
Total liabilities	9,455,460	8,792,022	88,368,785
Commitments and contingent liabilities (notes 4 and 16)			
Minority interests (note 3)	6,798	—	63,532
Stockholders' equity:			
Common stock: 6,870,000 and 7,000,000 shares authorized in 2005 and 2004, respectively, 1,727,048.75 and 1,857,048.75 shares issued in 2005 and 2004, respectively	150,000	150,000	1,401,869
Additional paid-in capital	163,316	343,155	1,526,318
Retained earnings (notes 15)	2,371,629	2,299,338	22,164,757
Accumulated other comprehensive income:			
Unrealized appreciation of securities	852,436	796,304	7,966,692
Foreign currency translation adjustments	(27,834)	(26,433)	(260,131)
Minimum pension liability adjustments (note 12)	(66,147)	(67,305)	(618,196)
Total accumulated other comprehensive income	758,455	702,566	7,088,365
Treasury stock, at cost 7,149 and 68,992 shares in 2005 and 2004, respectively (note 15)	(10,760)	(86,708)	(100,561)
Total stockholders' equity	3,432,640	3,408,351	32,080,748
Total liabilities and stockholders' equity	¥12,894,898	¥12,200,373	$120,513,065

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Years ended March 31, 2005, 2004 and 2003

	(Yen in millions)			(Dollars in thousands)
	2005	2004	2003	**2005**
Common stock:				
Balance at beginning of year	**¥ 150,000**	¥ 150,000	¥ 101,995	**$ 1,401,869**
Adjustment in connection with the acquisition	**—**	—	48,005	**—**
Balance at end of year	**150,000**	150,000	150,000	**1,401,869**
Additional paid-in capital:				
Balance at beginning of year	**343,155**	343,413	52,917	**3,207,056**
Excess of cost of shares transferred over the amount of common stock in connection with the acquisition	**—**	—	289,780	**—**
Retirement of treasury stock (note 15)	**(179,843)**	—	—	**(1,680,776)**
Gains (losses) on sales of treasury stock	**4**	(258)	716	**38**
Balance at end of year	**163,316**	343,155	343,413	**1,526,318**
Retained earnings:				
Balance at beginning of year	**2,299,338**	2,214,947	1,853,312	**21,489,140**
Net income for year	**91,959**	102,882	378,017	**859,430**
Dividends paid (note 15)	**(19,668)**	(18,491)	(16,382)	**(183,813)**
Balance at end of year	**2,371,629**	2,299,338	2,214,947	**22,164,757**
Accumulated other comprehensive income:				
Unrealized appreciation of securities:				
Balance at beginning of year	**796,304**	227,198	553,640	**7,442,093**
Change during year	**56,132**	569,106	(326,442)	**524,599**
Balance at end of year	**852,436**	796,304	227,198	**7,966,692**
Foreign currency translation adjustments:				
Balance at beginning of year	**(26,433)**	(15,254)	(4,549)	**(247,037)**
Change during year	**(1,401)**	(11,179)	(10,705)	**(13,094)**
Balance at end of year	**(27,834)**	(26,433)	(15,254)	**(260,131)**
Minimum pension liability adjustments (note 12):				
Balance at beginning of year	**(67,305)**	(88,326)	(47,621)	**(629,019)**
Change during year	**1,158**	21,021	(40,705)	**10,823**
Balance at end of year	**(66,147)**	(67,305)	(88,326)	**(618,196)**
Accumulated other comprehensive income at end of year	**758,455**	702,566	123,618	**7,088,365**
Treasury stock (note 15):				
Balance at beginning of year	**(86,708)**	(7,662)	—	**(810,355)**
Change during year	**75,948**	(79,046)	(7,662)	**709,794**
Balance at end of year	**(10,760)**	(86,708)	(7,662)	**(100,561)**
Total stockholders' equity	**¥3,432,640**	¥3,408,351	¥2,824,316	**$32,080,748**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended March 31, 2005, 2004 and 2003

	(Yen in millions)			(Dollars in thousands)
	2005	2004	2003	**2005**
Cash flows from operating activities:				
Net income	¥ **91,959**	¥ 102,882	¥ 378,017	$ **859,430**
Adjustments to reconcile net income to net cash provided by operating activities:				
Increase in losses, claims and loss adjustment expense reserve, net of ceded reinsurance	**53,831**	92,555	21,090	**503,093**
Increase in unearned premiums, net of ceded reinsurance	**23,640**	100,084	136,405	**220,935**
Increase in future policy benefits for life	**135,726**	133,451	169,982	**1,268,467**
Decrease (increase) in premiums receivables and agents' balances, net of ceded reinsurance	**18,489**	(13,152)	18,202	**172,794**
Increase (decrease) in payable for current income taxes	**10,340**	(59,475)	1,126	**96,636**
Decrease (increase) in receivable for current income taxes	**25,764**	(28,732)	(20,843)	**240,785**
Deferred income taxes	**(20,269)**	(503)	(22,796)	**(189,430)**
Provision for retirement and severance benefits	**(3,043)**	2,938	(6,045)	**(28,439)**
Increase in deferred policy acquisition costs	**(14,539)**	(30,923)	(21,094)	**(135,879)**
Depreciation	**21,281**	19,116	15,076	**198,888**
Extraordinary items—unallocated negative goodwill (note 2)	**(14,458)**	—	(248,323)	**(135,121)**
Changes in trading securities, at fair value	**(41,900)**	(8,065)	(24,574)	**(391,589)**
Changes in derivative assets and liabilities—net	**12,140**	68,913	(24,748)	**113,458**
(Increase) decrease in other assets	**(5,266)**	758	(47,199)	**(49,215)**
(Decrease) increase in other liabilities	**(5,704)**	5,707	62,255	**(53,308)**
Net realized (gains) losses	**(75,748)**	5,364	54,560	**(707,925)**
Other—net	**1,999**	(10,271)	(726)	**18,682**
Net cash provided by operating activities	**214,242**	380,647	440,365	**2,002,262**
Cash flows from investing activities:				
Proceeds from investments sold or matured:				
Fixed maturities held to maturity redeemed	**2,803**	2,471	661	**26,196**
Fixed maturities available for sale sold	**1,640,958**	870,571	542,909	**15,336,056**
Fixed maturities available for sale redeemed	**1,399,756**	724,003	729,396	**13,081,832**
Equity securities available for sale	**205,191**	228,913	421,892	**1,917,673**
Mortgage loans on real estate	**77,092**	52,679	37,393	**720,486**
Investment real estate	**39,748**	5,272	12,025	**371,477**
Policy loans	**33,069**	21,759	25,606	**309,056**
Other long-term investments	**176,222**	247,498	400,245	**1,646,935**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows—(Continued)

Years ended March 31, 2005, 2004 and 2003

	(Yen in millions)			(Dollars in thousands)
	2005	2004	2003	**2005**
Cost of investments purchased:				
Fixed maturities held to maturity	**¥ (5,480)**	¥ (231,315)	¥ (405,856)	**$ (51,215)**
Fixed maturities available for sale	**(3,793,144)**	(1,593,176)	(1,881,085)	**(35,449,944)**
Equity securities available for sale	**(275,367)**	(75,562)	(207,260)	**(2,573,523)**
Mortgage loans on real estate	**(17,208)**	(26,335)	(25,924)	**(160,822)**
Investment real estate	**(16,348)**	(23,594)	(951)	**(152,785)**
Policy loans	**(38,026)**	(25,282)	(28,696)	**(355,383)**
Other long-term investments	**(162,680)**	(142,211)	(256,205)	**(1,520,374)**
Short-term investments—net	**191,408**	(225,535)	26,662	**1,788,860**
Securities and indebtedness of related parties	**(12,931)**	(17,566)	2,497	**(120,850)**
Property and equipment—net	**(12,161)**	(8,628)	(13,208)	**(113,654)**
Increase (decrease) in cash received under securities lending transactions	**220,564**	(19,397)	74,812	**2,061,346**
Cash and cash equivalents acquired in connection with noncash business combination	**—**	—	153,868	**—**
Cash paid on acquisition, net of cash and cash equivalents acquired	**—**	(17,962)	—	**—**
Other	**(436)**	—	—	**(4,077)**
Net cash used in investing activities	**(346,970)**	(253,397)	(391,219)	**(3,242,710)**
Cash flows from financing activities:				
Investment deposits funded by policyholders and yields therefrom	**506,290**	423,363	499,110	**4,731,682**
Withdrawals of investment deposits by policyholders	**(374,636)**	(435,028)	(549,433)	**(3,501,271)**
Proceeds from issuance of debt	**75,494**	68,746	55,900	**705,551**
Repayment of debt	**(50,909)**	(33,039)	(14,004)	**(475,785)**
(Decrease) increase in cash received under securities lending transactions	**(43,974)**	43,974	—	**(410,972)**
Dividends to stockholders	**(19,669)**	(18,491)	(16,382)	**(183,822)**
Increase in treasury stock	**(103,891)**	(79,304)	(6,946)	**(970,944)**
Other—net	**(2,395)**	(5,049)	—	**(22,383)**
Net cash used in financing activities	**(13,690)**	(34,828)	(31,755)	**(127,944)**
Effect of exchange rate changes on cash and cash equivalents	**1,022**	474	285	**9,551**
Net change in cash and cash equivalents	**(145,396)**	92,896	17,676	**(1,358,841)**
Cash and cash equivalents due to the initial consolidation of VIEs	**3,164**	—	—	**29,570**
Cash and cash equivalents at beginning of year	**432,874**	339,978	322,302	**4,045,551**
Cash and cash equivalents at end of year	**¥ 290,642**	¥ 432,874	¥ 339,978	**$ 2,716,280**
Supplemental information of cash flows:				
Cash paid during the year for:				
Interest	**¥ 3,198**	¥ 2,885	¥ 2,508	**$ 29,888**
Income taxes	**¥ 12,550**	¥ 113,521	¥ 73,196	**$ 117,290**
Noncash investing and financing activities (note 2):				
Fair value of assets acquired	**¥ —**	¥ —	¥ 2,108,703	**$ —**
Liabilities assumed	**—**	—	(1,606,945)	**—**
Negative goodwill	**—**	—	(317,841)	**—**
Fair value of shares issued for acquisition	**—**	—	(337,785)	**—**
Cash and cash equivalents acquired in connection with noncash business combination	**¥ —**	¥ —	¥ (153,868)	**$ —**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

Years ended March 31, 2005, 2004 and 2003

	(Yen in millions)			(Dollars in thousands)
	2005	2004	2003	**2005**
Net income	**¥ 91,959**	¥102,882	¥ 378,017	**$ 859,430**
Other comprehensive income (loss), net of tax:				
Unrealized appreciation of securities:				
Unrealized holding gains (losses)	**106,941**	574,678	(216,114)	**999,448**
Less: reclassification adjustments for gains included in net income	**(50,809)**	(5,572)	(110,328)	**(474,850)**
	56,132	569,106	(326,442)	**524,598**
Foreign currency translation adjustments:				
Foreign currency translation adjustments	**(1,401)**	(11,866)	(10,181)	**(13,093)**
Less: reclassification adjustments for losses (gains) included in net income	—	687	(524)	—
	(1,401)	(11,179)	(10,705)	**(13,093)**
Minimum pension liability adjustments	**1,158**	21,021	(40,705)	**10,822**
Other comprehensive income (loss)	**55,889**	578,948	(377,852)	**522,327**
Comprehensive income	**¥147,848**	¥681,830	¥ 165	**$1,381,757**

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

March 31, 2005, 2004 and 2003

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Description of Business

Millea Holdings, Inc. ("Millea Holdings"), incorporated in Japan, is a holding company mainly engaged in property and casualty and life insurance operations. Through its subsidiaries, Millea Holdings writes marine, fire and casualty, automobile and allied lines of insurance principally covering risks located in Japan and hull and cargo risks for Japanese business and sells a variety of life insurance products mainly in the Japanese market.

Millea Holdings was established on April 2, 2002 as a result of the business combination of The Tokio Marine and Fire Insurance Company, Limited ("Tokio Marine") with The Nichido Fire and Marine Insurance Company, Limited ("Nichido Fire"), by which both Tokio Marine and Nichido Fire have become wholly owned subsidiaries of Millea Holdings in a statutory share exchange under Japanese law. Millea Holdings is a successor registrant of Tokio Marine to the United States Securities and Exchange Commission.

On October 1, 2004, Tokio Marine and Nichido Fire merged and were renamed as Tokio Marine & Nichido Fire Insurance Co., Ltd. ("Tokio Marine & Nichido").

See note 2 "Business Combination" for further detail.

(b) Basis of Presentation

The consolidated financial statements of Millea Holdings and its subsidiaries (collectively referred to as "the Company") are presented herein in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which differ in certain respects from Japanese accounting principles ("Japanese GAAP").

Certain reclassifications have been made to the prior years' consolidated financial statements to conform to the 2005 presentation.

In the consolidated financial statements, certain Japanese yen amounts have been translated into United States dollars at the rate of 107 yen to the dollar, the approximate exchange rate as of March 31, 2005. Such translations should not be construed as representations that the Japanese yen amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

(c) Principles of Consolidation

The accompanying consolidated financial statements include all significant majority-owned subsidiaries and variable interest entities to which Millea Holdings and its subsidiaries are the primary beneficiary. Certain subsidiaries' results were reported in the consolidated financial statements using December 31 year-ends. All significant affiliates are accounted for by the equity method. At March 31, 2005 and 2004, investments in related parties which were presented as other assets amounted to ¥75,712 million ($707,589 thousand) and ¥29,341 million, respectively. As for the investment in affiliated companies accounted for by equity method for which quoted market price is availabale, the aggregate carrying amount and fair value of investment were ¥34,032 million ($318,056 thousand) and ¥24,327 million ($227,355 thousand) at March 31, 2005, respectively. All significant intercompany accounts and transactions have been eliminated in consolidation.

(d) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with U.S. GAAP. Actual results could differ from these estimates.

(e) Investments—Other than Investments in Related Parties

Fixed maturities held to maturity, which the Company has the positive intent and ability to hold to maturity, are stated at amortized cost. Declines in fair value below amortized cost that are determined to be other than temporary are charged to earnings.

Fixed maturities available for sale are stated at fair value. When quoted market value is not available, quoted market value for similar securities is utilized instead. Declines in fair value below amortized cost that are determined to be other than temporary are charged to earnings.

Equity securities available for sale, which include common and nonredeemable preferred stocks, are stated at their fair value based primarily on quoted market prices. Stocks listed on Japanese or foreign stock exchanges represent approximately 83% and 87% of the investment in stocks at March 31, 2005 and 2004, respectively. Declines in fair value below cost that are determined to be other than temporary are charged to earnings.

Gains and losses incurred on the sale or impairment of securities are included in realized gains (losses) on investments in the consolidated statements of income. Unrealized gains and losses, net of taxes, in the value of securities available for sale is accounted for as a component of accumulated other comprehensive income. See note 3 for further information about other-than-temporary impairment of securities.

Trading securities are held to meet short-term investment objectives. These securities are recorded on a trade date basis and carried at current market values. Unrealized gains and losses are recognized in earnings.

Notes to Consolidated Financial Statements—(Continued)

The cost of securities sold is determined on a weighted moving-average basis.

Mortgage loans on real estate and other loans which are included in other long-term investments are principally carried at the unpaid balance of the principal amount, net of unamortized premium or discount and valuation allowances. The valuation allowances for loan losses represent management's estimate of probable losses in our loan portfolios. The evaluation process involves a number of estimates and judgments. Our allowances for loan losses consist of specific allowances for specifically identified impaired borrowers and general allowances for loans which are not specifically identified as impaired. The allowance is based on Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan", SFAS No. 118, "Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures", and SFAS No. 5, "Accounting for Contingencies". The Company records specific allowances for loan losses in net investment income when the Company determines that an individual borrower is not able to keep current with payments on its loans. Loans which are not specifically identified as impaired are collectively evaluated for impairment. For these loans, the Company records "general allowances", or unallocated valuation allowances, for loan losses to reflect loss contingencies underlying individual loan portfolios. Changes in the valuation allowances are included in net investment income.

These impaired loans are written down to the extent that principal is judged to be uncollectible. Impaired collateral-dependent loans where repayment is expected to be provided solely by the underlying collateral and there are no other available and reliable sources of repayment are written down to the lower of cost or collateral value. These loans identified as impaired are placed on a cash basis when it is determined that the payment of interest or principal is doubtful of collection except when the loan is well secured and in the process of collection. Accrued interest on impaired loans is reversed and charged against current earnings, and interest is thereafter included in earnings only to the extent actually received in cash. When there is doubt regarding the ultimate collectibility of principal, all cash receipts are thereafter applied to reduce the recorded investment in the loan. These cash-basis loans are returned to an accrual status when all contractual principal and interest amounts are reasonably assured of repayment and there is a sustained period of repayment performance in accordance with the contractual terms.

Policy loans are made to policyholders of long-term insurance with refund at maturity. Those long-term insurance products include long-term comprehensive insurance and long-term family personal traffic accident insurance. The maximum amount of loans is limited to 90% of return premiums on the policies. Policy loans are carried at cost.

Short-term investments are carried at costs or amortized costs that approximate fair value, and generally include call loans and other in-

(f) Repurchase Agreements and Securities Lending Activities

Securities sold with agreements to repurchase, securities purchased with agreements to resell and securities lending and borrowing transactions are accounted for as sales of securities with related forward repurchase commitments or purchases of securities with related forward reverse repurchase commitments, if they meet the relevant conditions for the surrender of control as provided by SFAS No. 140, "Accounting for Transfers and Servicing Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125." If the conditions are not met, the transactions are treated as secured, financing or lending. Securities related to such transactions are continuously recorded on the consolidated balance sheets as securities held to maturities or available for sale.

(g) Investment Real Estate, Property and Equipment

Investment real estate, property and equipment are stated at cost less accumulated depreciation on buildings and furniture and fixtures. Depreciation is computed principally by the declining-balance method based on estimated useful lives. The estimated useful lives of buildings based on construction method and equipment range as follows:

Reinforced concrete	38 to 50 years
Brick and block	41 years
Wood	24 years
Wood and mortar	22 years
Steel	11 to 34 years
Building equipment	3 to 18 years
Furniture and fixtures	2 to 15 years

Maintenance and repairs are charged against income as incurred. Improvements are capitalized to property and equipment.

The cost and accumulated depreciation with respect to assets retired or otherwise disposed of are eliminated from the asset and related accumulated depreciation accounts. Any resulting profit or loss is credited or charged to income.

(h) Cash Equivalents

Cash equivalents include cash deposited in demand deposits at banks.

(i) Derivatives

The Company employs derivative financial instruments including interest rate swaps, foreign exchange forwards, bond futures, equity index options, equity index futures and other instruments to manage interest risk, foreign currency risks and other risks for hedging activities and other purposes.

All derivatives are recognized in the consolidated balance sheets at fair value in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Certain Hedging Activities.", subsequently amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and

Notes to Consolidated Financial Statements—(Continued)

For derivatives designated as hedges, on the date the derivative contract is entered into, the company designates interest rate swaps, foreign exchange forwards or currency swaps and other derivative instruments as a hedge of the changes in the fair value of a recognized asset or liability ("fair value hedge").

The gains or losses in the fair value of a derivative that is appropriately and contemporaneously documented, designated and is highly effective as fair value hedge is recoded in gains (losses) on derivatives, net investment income and realized gains (losses) on investments along with the losses or gains on the hedged item attributable to the hedged risk. Changes in the fair value of derivatives used for other than hedging activities are reported in gains (losses) on derivatives.

The Company occasionally purchases a financial instrument that contains a derivative instrument that is embedded in the financial instrument. The Company bifurcates an embedded derivative where: (1) the economic characteristics of the embedded instrument are not clearly and closely related to those of the remaining components of the financial instrument; and (2) a separate instrument with the same terms as the embedded instrument meets the definition of a derivative under SFAS No. 133, as amended. When bifurcated, the embedded derivative is carried at fair value, and changes in its fair value are included currently in earnings.

(j) Premium Revenues

Property and casualty insurance premiums are recognized as earned on a pro rata basis over the terms of the policies. Unearned premiums represent the portion of premiums written relating to the unexpired terms of coverage.

Life premiums for long-duration contracts are recognized when due from policyholders. Life premiums for short-duration contracts are recognized over the period to which the premiums relate on a pro rata basis.

Premiums are stated net of amounts ceded to reinsurers.

(k) Policy Acquisition Costs

Costs that vary with and are primarily related to the acquisition of insurance policies are deferred to the extent such costs are deemed recoverable from future profits. These costs are principally external sales agents' commissions, in-house sales agents' salaries, other compensation and other underwriting costs. Deferred policy acquisition costs are reviewed to determine if they are recoverable from future income and, if not recoverable, are charged to expense.

Policy acquisition costs for property and casualty insurance products are deferred and amortized over the period in which the related premiums written are earned. Policy acquisition costs for traditional life insurance products are generally deferred and amortized over the premium paying period of the policy. Policy acquisition costs related to investment contracts and universal-life type contracts are deferred and amortized, with interest, in relation to the incidence of estimated gross profits to be realized over the estimated lives of the contracts.

(l) Losses, Claims and Loss Adjustment Expenses

The net liabilities stated for reported and estimated property and casualty losses and claims and for related loss adjustment expenses are based upon the accumulation of (1) case estimates for losses and related loss adjustment expenses reported prior to the close of the accounting period on the direct business written by the Company and (2) estimates received from ceding reinsurers. The loss adjustment expenses represent administrative expenses in connection with settling or disposing of claims, which include out-of-pocket expenses as well as allocated personnel cost. Provision has been made for unreported losses and for loss adjustment expenses not identified with specific claims based upon past experience. These liabilities are adjusted regularly based on experience. The Company believes that the liabilities for unpaid losses and loss adjustment expenses at March 31, 2005 and 2004 are adequate to cover the ultimate net cost of losses and claims incurred to those dates. However, the liabilities are necessarily based on estimates and management makes no representation that the ultimate liability may not exceed or fall short of such estimates.

(m) Future Policy Benefits and Losses

Future policy benefits and losses include provisions for future policy benefits for life contracts and for unpaid life policy claims.

The liabilities for future policy benefits are computed by a net level premium method using estimated future investment yields, withdrawals and recognized morbidity and mortality tables. Future investment yields assumptions are based on factors such as expected investment returns and market conditions. Withdrawals, morbidity and mortality assumptions are mainly based on our own experience. For limited-payment contracts, which provide insurance coverage over a contract period that extends beyond the period in which premiums are collected, gross premiums in excess of the net premium are deferred and recognized in earnings in a constant relationship with insurance in force or with the amount of expected future benefit payments. The Company's liabilities for future policy benefits and losses are also inclusive of liabilities for guarantee benefits related to certain nontraditional long-duration contracts, which are discussed more in note 10.

Unpaid policy claims represent the estimated liability for reported and unreported losses on life policies on an undiscounted basis.

The Company believes that the estimated liabilities for future policy benefits and for losses at March 31, 2005 and 2004 are adequate to cover the life insurance liability. However, the ultimate liability may vary from such estimates.

Notes to Consolidated Financial Statements—(Continued)

(n) Policyholders' Contract Deposits

The Company sells certain property and casualty and life insurance products that do not subject the Company to significant risks arising from policyholders' mortality or morbidity. These contracts are referred to as investment contracts. For investment contracts and universal-life type contracts, the Company records the associated liabilities except for guaranteed minimum death benefit ("GMDB") under policyholders' contract deposits, which is recorded as future policy benefits and losses.

Specifically, the Company sells certain long-term property and casualty insurance policies, such as long-term comprehensive insurance, long-term family personal traffic accident insurance, and etc. which include a savings feature in addition to the insurance coverage provided under the policy. These policies are issued for periods of two to sixty-four years.

The key terms of such policies ("deposit-type insurance"), which include contractual rates of interest, are fixed at the inception of the policy and remain in effect during the policy period. At inception, policyholders can choose to pay premiums on the policy either in a lump-sum or in annual, semiannual or monthly installments. The policy allows policyholders to later change the mode for payment with the Company's approval. In addition, the policy allows policyholders during the payment phase to change the allocation of annuity payments they receive if certain conditions established by the Company are met. In practice, these options are rarely used by policyholders. Policyholders can terminate the contract before the maturity date with a payment of a predetermined commission to the Company.

Premiums for insurance portion and savings portion of the contract are allocated at inception. The premium for the insurance portion is calculated the same way as the premium for a traditional indemnity policy with no savings portion is calculated. The premium for the savings portion represents the present value of the lump-sum or annuity refund for a fixed period, discounted using the committed interest rate and the "total loss termination" rate, which are both set at the inception of the contracts. "Total loss termination" is an exceptional event that takes place when a full payout is made for the insurance portion of the policy, and in this case, the contract terminates without any maturity refund being paid to the policyholder. The weighted average annual frequency of "total loss termination" is approximately 0.05%.

In the case of a total loss, deposit premiums under the contract are designed to be used for maturity refunds on the other policies for which a total loss has not occurred. The use of deposit premiums, including maturity refunds for "total loss" policies, are legally restricted for the benefit of policyholders making investment deposits and cannot be used to fund indemnity claims in the case of a total loss or any other losses. Accordingly, the Company does not use, in fact and in substance, maturity refunds for "total loss" policies to fund indemnity claims. All payments made to the policyholder in a total loss situation are funded by

The premium for the insurance portion is recognized as revenue over the period of the contract, generally in proportion to the amount of insurance protection provided. Deposit accounting is utilized for the savings portion of the contract. Accordingly, premiums received for the savings portion of outstanding contracts are recorded as liabilities captioned "policyholders' contract deposits". Policyholders' contract deposits are accreted using the interest rate method based on the present value of expected payments on the investment portion of outstanding contracts, without deductions for future surrender penalties. The amount of expected payments excludes payments for "total loss" policies, which are paid to other holders of maturing policies. At the end of each fiscal year, "policyholders' contract deposits" are adjusted to reflect the present value of contracts in force.

Policy acquisition costs are not charged to the savings portion of the contract. Costs associated with policy acquisition of deposit-type policies are charged to the insurance portion and amortized over the contractual period. The possibility of a premium deficiency, relevant only to the insurance portion, is monitored through combined loss and expense ratio. The Company did not recognize any premium deficiency for such policies for the years ended March 31, 2005, 2004 and 2003.

Interest credited to policyholders' contract deposits represents interest accrued or paid for investment contracts and universal-life type contracts. Any investment income attributable to policyholders in respect of investment contracts and universal-life type contracts are presented on a gross basis and included in "Net investment income", "Realized gains (losses) on investments" and "Gains (losses) on derivatives" in the consolidated statements of income.

See note 14 for fair value information of investment contracts.

(o) Reinsurance

Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured business. The Company evaluates and monitors the financial condition of its reinsurers under voluntary reinsurance arrangements to minimize its exposure to significant losses from reinsurers' insolvencies.

(p) Compulsory Automobile Liability Insurance

Japanese law provides that all automobiles are to be covered by specified amounts of liability insurance for personal injury and that insurance companies are to accept such coverage on a nonprofit basis. In compliance with this law, which came into effect on April 1, 1966, the Company has not reflected any profit or loss from underwriting such compulsory automobile liability insurance in financial statements prepared for distribution to stockholders under the Japanese Commercial Code. In the accompanying consolidated financial statements, which are presented in accordance with U.S. GAAP, gains or losses from underwriting compulsory automobile liability insurance have been credited or charged to income.

Notes to Consolidated Financial Statements—(Continued)

(q) Foreign Currency Translation

Assets and liabilities of the subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. Revenues and expenses of the subsidiaries are translated at weighted average exchange rates during the year. Gains and losses resulting from translation of financial statements are excluded from the consolidated statements of income and are accumulated as foreign currency translation adjustments in stockholders' equity.

Losses resulting from foreign currency transactions in the amount of ¥(1,391) million ($(13,000) thousand) in 2005, ¥(5,720) million in 2004 and ¥(4,016) million in 2003 were charged to income.

(r) Impairment of Long-Lived Assets

Effective April 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." As required by SFAS No. 144, long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If such assets are considered to be impaired, the amount of impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value is determined primarily based on market prices, if available, or the estimated fair value based on an appraisal. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value less estimated cost to sell.

(s) Earnings per Share

Basic earnings per share is computed by dividing net income available to common stockholders by the weighted-average number of shares of common stock outstanding for respective period.

The diluted earnings per share includes the effect of all dilutive potential common shares that were outstanding for respective periods.

(t) Goodwill and Present Value of Future Profit

Goodwill represents the excess of purchase price over fair value of the net assets of acquired entity. Goodwill and present value of future profit are tested for impairment annually or when a certain triggering event requires such test.

Present value of future profit represents the present value of profits embedded in acquired long term (life) insurance contracts and is determined based on the net present value of future cash flows expected to result from the contracts in force at the date of acquisition. Present value of future profit is amortized to match estimated gross profits from the policies acquired. The amortization is recorded as other operating expenses.

When fair value of net assets acquired exceeds their cost, the difference is called negative goodwill. All the acquired assets are then subject to pro rata reduction, except for financial assets other than investments accounted for by the equity method, deferred taxes, assets to be disposed of by sale, prepaid assets relating to pension and other postretirement benefit plans, and any other current assets. If all eligible assets are reduced to zero and amount of negative goodwill still remains, the remaining unallocated negative goodwill is recognized immediately as an extraordinary gain.

(u) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when there is uncertainty that such assets would be realized.

(v) New Accounting Standards

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that upon issuance of certain types of guarantees, a guarantor must recognize a liability for the fair value of an obligation assumed under a guaranty. FIN 45 also requires additional disclosures by a guarantor in its financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 were effective for any guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material effect on the Company's financial statements. The disclosure requirements were effective for financial statements for the periods ending after December 15, 2002. The Company adopted the disclosure requirements effective on March 31, 2003. See note 16 for further information.

Notes to Consolidated Financial Statements—(Continued)

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51" ("FIN 46"). FIN 46 clarifies when an enterprise should consolidate an entity that meets the definition of a Variable Interest Entity ("VIE") if that enterprise has a variable interest that will absorb a majority of the VIE's expected losses, receive a majority of the VIE's expected residual returns, or both. A VIE is a entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties, and may include many types of special purpose entities. In December 2003, FASB issued a revision to Interpretation No. 46 ("FIN 46R"). FIN 46R retains many of the basic concepts introduced in FIN 46, however it also introduces a new scope exception for a certain type of entities that qualified as "business" as defined in FIN 46R, revises the method of calculating expected losses and residual returns for determination of a primary beneficiary and includes new guidance for assessing variable interests. The Company adopted FIN 46 for VIEs created after January 31, 2003 for the year ended March 31, 2004. The Company adopted FIN 46R for all VIEs for the year ended March 31, 2005. The Company does not see the adoption of FIN 46R to have a material effect on its financial position or results of operations. See note 3 for further information.

In July 2003, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" ("SOP 03-1"). AcSEC issued this SOP to address the need for interpretive guidance in three areas: separate account presentation and valuation; the classification and valuation of certain long-duration contract liabilities; and the accounting recognition given sales inducements (bonus interest, bonus credits and persistency bonuses). The effect of adopting SOP 03-1 was a charge of ¥41 million ($383 thousand), net of tax of ¥26 million ($242 thousand), which was reported as a "Cumulative effect of accounting change, net of tax" for the year ended March 31, 2005. This charge reflects the effect of establishing reserves for guaranteed minimum death benefit of the Company's universal-life type contracts. Upon adoption of SOP 03-1, on April 1, 2004, ¥162,715 million in separate account assets were reclassified to trading securities. Similarly, upon adoption, ¥162,715 million in separate account liabilities were reclassified to policyholders' contract deposits.

In November 2003, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 03-01, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments" ("EITF 03-01") that certain quantitative and qualitative disclosures are required for equity and fixed maturity securities that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. The guidance requires companies to disclose the aggregate amount of unrealized losses and the related fair value of investments with unrealized losses for securities that have been in an unrealized loss position for less than 12 months and separately for those that have been in an unrealized loss position for over 12 months, by investment category. In March 2004, the EITF also reached a consensus on the additional accounting guidance for other-than-temporary impairments and its application to debt and equity investments. In September 2004, the FASB issued the FASB Staff Position (FSP) EITF Issue No. 03-1-1 that delays the effective date of the measurement and recognition guidance of paragraphs 10 through 20 of EITF 03-01. The Company has adopted the disclosure requirements in the financial statements. See note 3 for further information.

In December 2003, the FASB revised SFAS No.132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" to require additional disclosures related to pension plans and other postretirement benefit plans. While retaining the existing disclosure requirements for pensions and postretirement benefits, additional disclosures are required related to pension plan assets, obligations, cash flows and net periodic benefit costs, beginning with fiscal years ending after December 15, 2003. Additional disclosures pertaining to benefit payments are required for fiscal years ending after June 30, 2004. The Company has adopted the additional disclosure requirements in the financial statements. See note 12 for further information.

In January 2003, the EITF released Issue No. 03-02, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities" ("EITF 03-02"). EITF 03-02 addresses financial accounting and reporting for a transfer to the Japanese government of a portion of a company's pension plan which substitutes for the welfare pension plan administered by the Japanese government. The Company will adopt EITF 03-02 on transferring the substitutional portion of its pension plan in fiscal year ending March 31, 2006. See note 12 for further information.

2. BUSINESS COMBINATION

On April 2, 2002, Tokio Marine completed its business combination with Nichido Fire by way of the creation of a holding company, Millea Holdings, by which each of the companies has become a wholly owned subsidiary of Millea Holdings in a statutory share exchange under Japanese law.

Notes to Consolidated Financial Statements—(Continued)

Nichido Fire, incorporated in Japan, is a property and casualty insurer which writes marine, fire and casualty, automobile and allied lines of insurance principally covering risks located in Japan and hull and cargo risks for Japanese business. Under the holding company structure, Tokio Marine and Nichido Fire have been integrating their respective products, information technology systems, property and casualty claims investigation functions and sales office functions to realize the potential synergies available from integration of their property and casualty insurance businesses.

The combination was accounted for by the purchase method in a manner that Tokio Marine had acquired Nichido Fire. The results of operations of Nichido Fire as well as those of Tokio Marine have been included in the financial statements of the Company for the years ended March 31, 2005, 2004 and 2003.

In connection with the share exchange, holders of Tokio Marine shares received 1.00 share of Millea Holdings common stock for each 1,000 shares of Tokio Marine common stock they held, and holders of Nichido Fire shares received 0.69 of one share of Millea Holdings common stock for each 1,000 shares of Nichido Fire common stock they held. Upon the share exchange, Millea Holdings issued 307,356.26 common stock shares, representing approximately 17% of the voting interests of the holding company, to the stockholders of Nichido Fire.

The value of common stock issued to the stockholders of Nichido Fire was ¥337,785 million, based on the share exchange ratio determined by the respective share values of Tokio Marine and Nichido Fire on September 28, 2001.

The allocation of the purchase price is summarized as follows:

	(Yen in millions)
Investments	¥1,661,867
Other assets	600,704
Assets acquired	2,262,571
Policy liabilities and accruals	709,655
Investment deposits by policyholders	635,015
Other liabilities	262,275
Liabilities assumed	1,606,945
Net assets acquired	655,626
Total purchase price	337,785
Negative goodwill	¥ 317,841

Unallocated negative goodwill arising from the combination was recognized as extraordinary gain in the results of operations of the Company for the year ended March 31, 2003 as follows:

	(Yen in millions)
Income before extraordinary items and cumulative effect of accounting changes	¥129,694
Extraordinary items—unallocated negative goodwill	248,323
Net income	¥378,017

On October 1, 2004, the Company merged two of its wholly-owned non-life subsidiaries: Tokio Marine and Nichido Fire. The merger did not affect the consolidated financial statements.

The Company acquired approximately 31% of the issued shares of Nisshin Fire and Marine Insurance Company, Limited ("Nisshin Fire") for ¥19,575 million ($182,944 thousand) by February 2005. Nisshin Fire mainly provides non-life insurance products in Japan. The Company accounted for the acquisition of Nisshin Fire by the equity method for the year ended March 31, 2005. The estimated fair value of net assets acquired was ¥34,032 million ($318,056 thousand). Unallocated negative goodwill arising from the transaction amounting to ¥14,458 million ($135,121 thousand) was recognized as extraordinary gain in the results of operations of the Company for the year ended March 31, 2005.

3. INVESTMENTS

The following summarizes the Company's investments in fixed maturities held to maturity at March 31, 2005 and 2004:

	(Yen in millions)			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
2005:				
Bonds and notes:				
Other government and government agencies and authorities	**¥1,109,715**	**¥24,506**	**¥(43,734)**	**¥1,090,487**
Total fixed maturities held to maturity	**¥1,109,715**	**¥24,506**	**¥(43,734)**	**¥1,090,487**
2004:				
Bonds and notes:				
Other government and government agencies and authorities	¥1,095,608	¥22,945	¥(44,810)	¥1,073,743
Other corporate bonds	14,253	556	—	14,809
Total fixed maturities held to maturity	¥1,109,861	¥23,501	¥(44,810)	¥1,088,552

	(Dollars in thousands)			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
2005:				
Bonds and notes:				
Other government and government agencies and authorities	**$10,371,168**	**$229,028**	**$(408,729)**	**$10,191,467**
Total fixed maturities held to maturity	**$10,371,168**	**$229,028**	**$(408,729)**	**$10,191,467**

Notes to Consolidated Financial Statements—(Continued)

The following summarizes the Company's investments in fixed maturities available for sale at March 31, 2005 and 2004:

	(Yen in millions)			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
2005:				
Bonds and notes:				
U.S. government and government agencies and authorities	¥ 322,554	¥ 4,533	¥(11,033)	¥ 316,054
U.S. states, municipalities and political subdivisions	207	5	—	212
Other government and government agencies and authorities	2,877,858	36,917	(27,074)	2,887,701
Other municipalities and political subdivisions	117,977	3,650	(36)	121,591
Public utilities	73,711	1,516	(138)	75,089
Convertibles and bonds with warrants attached	1,720	122	(1)	1,841
Mortgage-backed securities	48,610	191	(474)	48,327
Other corporate bonds	505,807	8,489	(2,470)	511,826
Total fixed maturities available for sale	¥3,948,444	¥55,423	¥(41,226)	¥3,962,641
2004:				
Bonds and notes:				
U.S. government and government agencies and authorities	¥ 113,778	¥ 2,130	¥ (734)	¥ 115,174
U.S. states, municipalities and political subdivisions	1,055	47	—	1,102
Other government and government agencies and authorities	2,071,900	32,290	(38,051)	2,066,139
Other municipalities and political subdivisions	171,977	5,383	(247)	177,113
Public utilities	60,172	901	(281)	60,792
Convertibles and bonds with warrants attached	42,929	2,830	(75)	45,684
Mortgage-backed securities	22,893	273	(850)	22,316
Other corporate bonds	713,078	10,932	(2,748)	721,262
Total fixed maturities available for sale	¥3,197,782	¥54,786	¥(42,986)	¥3,209,582

	(Dollars in thousands)			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
2005:				
Bonds and notes:				
U.S. government and government agencies and authorities	$ 3,014,523	$ 42,365	$(103,112)	$ 2,953,776
U.S. states, municipalities and political subdivisions	1,935	46	—	1,981
Other government and government agencies and authorities	26,895,869	345,019	(253,028)	26,987,860
Other municipalities and political subdivisions	1,102,589	34,111	(336)	1,136,364
Public utilities	688,888	14,168	(1,290)	701,766
Convertibles and bonds with warrants attached	16,075	1,140	(9)	17,206
Mortgage-backed securities	454,299	1,785	(4,430)	451,654
Other corporate bonds	4,727,168	79,338	(23,085)	4,783,421
Total fixed maturities available for sale	$36,901,346	$517,972	$(385,290)	$37,034,028

The amortized cost and fair value of fixed maturities by contractual maturity at March 31, 2005 are as follows. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	(Yen in millions)		(Dollars in thousands)	
	Amortized cost	Fair value	Amortized cost	Fair value
Fixed maturities held to maturity:				
Due in one year or less	¥ 2,493	¥ 2,511	$ 23,299	$ 23,467
Due after one year through five years	15,952	16,824	149,084	157,234
Due after five years through ten years	95,981	97,125	897,019	907,710
Due after ten years	995,289	974,027	9,301,766	9,103,056
	¥1,109,715	¥1,090,487	$10,371,168	$10,191,467

	(Yen in millions)		(Dollars in thousands)	
	Amortized cost	Fair value	Amortized cost	Fair value
Fixed maturities available for sale:				
Due in one year or less	¥1,374,771	¥1,376,171	$12,848,327	$12,861,411
Due after one year through five years	976,599	985,288	9,127,093	9,208,299
Due after five years through ten years	690,846	698,774	6,456,505	6,530,598
Due after ten years	901,558	897,618	8,425,776	8,388,953
With no contractual maturity	4,670	4,790	43,645	44,767
	¥3,948,444	¥3,962,641	$36,901,346	$37,034,028

Notes to Consolidated Financial Statements—(Continued)

Proceeds from sales of fixed maturities available for sale prior to their scheduled maturity dates and gross gains and losses realized on those sales for the years ended March 31, 2005, 2004 and 2003 are as follows:

	(Yen in millions)			(Dollars in thousands)
	2005	2004	2003	2005
Fixed maturities available for sale:				
Proceeds from sales	¥1,640,958	¥870,571	¥542,909	$15,336,056

	(Yen in millions)			(Dollars in thousands)
	2005	2004	2003	2005
Fixed maturities available for sale:				
Gross realized gains	¥13,481	¥ 14,465	¥ 9,849	$125,991
Gross realized losses	(9,213)	(14,966)	(5,046)	(86,103)
Net realized gains (losses)	¥ 4,268	¥ (501)	¥ 4,803	$ 39,888

With respect to equity securities available for sale, proceeds from sales and gross gains and losses realized on those sales for the years ended March 31, 2005, 2004 and 2003 are as follows:

	(Yen in millions)			(Dollars in thousands)
	2005	2004	2003	2005
Equity Securities available for sale:				
Proceeds from sales	¥205,191	¥228,913	¥421,892	$1,917,673

	(Yen in millions)			(Dollars in thousands)
	2005	2004	2003	2005
Equity Securities available for sale:				
Gross realized gains	¥74,830	¥35,438	¥110,562	$699,346
Gross realized losses	(788)	(2,809)	(29,918)	(7,364)
Net realized gains	¥74,042	¥32,629	¥ 80,644	$691,982

Gross unrealized gains and losses of equity securities available for sale at March 31, 2005 and 2004 are as follows:

	(Yen in millions)		(Dollars in thousands)
	2005	2004	2005
Equity Securities available for sale:			
Gross unrealized gains	¥1,858,707	¥1,775,342	$17,371,093
Gross unrealized losses	(8,964)	(10,425)	(83,776)
Net unrealized gains	¥1,849,743	¥1,764,917	$17,287,317

In the normal course of business, the Company lends or collateralizes its investment securities to counterparties.

The carrying value of investment securities lent to counterparties through securities lending transactions, where they have the right to sell or repledge the securities are as follows:

	(Yen in millions)		(Dollars in thousands)
	2005	2004	2005
Fixed maturities	¥459,316	¥276,197	$4,292,673
Equities securities	6,166	19,043	57,626
	¥465,482	¥295,240	$4,350,299

At March 31, 2005 and 2004, the carrying values of investment securities pledged as collateral are as follows.

Fixed maturities carried at ¥56,913 million ($531,897 thousand) at March 31, 2005 and ¥45,632 million at March 31, 2004 were pledged as collateral primarily to reinsurance companies.

Fixed maturities carried at ¥189,190 million ($1,768,131 thousand) at March 31, 2005 and ¥150,603 million at March 31, 2004 were used as collateral for the Bank of Japan's instant gross settlement system for transactions of checking accounts and Japanese government bonds.

Fixed maturities carried at ¥98,732 million ($922,729 thousand) at March 31, 2005 and ¥101,640 million at March 31, 2004 were deposited primarily with United States and other foreign government authorities as required by law.

Fixed maturities carried at ¥14,199 million ($132,701 thousand) at March 31, 2005 and ¥10,319 million at March 31, 2004 were pledged as collateral with the right to sell or repledge for credit support annex for derivative transactions entered into by the Company.

Fixed maturities carried at ¥1,174 million ($10,972 thousand) at March 31, 2005 and ¥4,952 million at March 31, 2004 were pledged as collateral for letters of credit.

Fixed maturities carried at ¥2,106 million ($19,682 thousand) at March 31, 2005 and ¥1,889 million at March 31, 2004 were pledged as collateral for the Life Insurance Policyholders Protection Corporation of Japan, a corporation established to protect policyholders from losses in case of bankruptcies of life insurance companies.

Equity securities carried at ¥75,336 million ($704,075 thousand) at March 31, 2005, and ¥68,948 million at March 31, 2004 were deposited with securities brokers primarily as collateral for futures transactions entered into by the Company.

Equity securities carried at ¥5,824 million ($54,430 thousand) at March 31, 2005 and ¥6,783 million at March 31, 2004 were deposited with United States government authorities as required by law.

Equity securities carried at ¥694 million ($6,486 thousand) at March 31, 2005 were invested in a MBO scheme and pledged as collateral for its loans.

The Company accepts investing securities that can be sold or pledged, mainly through securities financing transactions. The fair value of this collateral was approximately ¥85,112 million ($795,439 thousand) and ¥30,720 million at March 31, 2005 and 2004, respectively, of which no securities had been either sold or repledged for the years ended March 31, 2005 and 2004.

Notes to Consolidated Financial Statements—(Continued)

The Company is involved with various types of variable interest entities in the ordinary course of business as discussed below. The Company's risk exposure to such variable interest entities is limited to the amount of its investments.

The Company invests in entities that invest in real estate properties or start-up businesses. These entities generally take a form of a limited partnership, and the Company acts as one of the limited partners. In addition, the Company, in the ordinary course of reinsurance business, invests in catastrophe bonds, which are issued by special purpose entities that are deemed as variable interest entities. These bonds are generally accounted for as securities available for sale in accordance with SFAS115, "Accounting for Certain Investments in Debt and Equity Securities". Further, the Company securitizes corporate loans and government bonds that it owns through securitization vehicles and underwrites the beneficial interests in those vehicles to its customers. The Company also enters into swap transactions with those securitization vehicles.

The Company adopted the provisions of FIN 46R for all variable interest entities that the Company became involved with after January 31, 2003. For the variable interest entities that the Company became involved with before February 1, 2003, the Company adopted the provisions of FIN 46R on April 1, 2004. In connection with this adoption, the Company recognized minority interests of ¥5,186 million ($48,467 thousand) in the balance sheet as of March 31, 2005 with respect to the variable interest entities for which the Company is the primary beneficiary. For the variable interest entities the Company was involved before February 1, 2003 to which the Company was deemed as the primary beneficiary, the Company did not consolidate these entities but recorded its interests as investments in the consolidated financial statements for the fiscal 2004. The Company's investments in these variable interest entities amounted to ¥23,476 million at March 31, 2004.

The real estate investment partnerships for which the Company is the primary beneficiary borrow non-recourse loans from financial institutions. Assets of these entities amounting to ¥63,528 million ($593,720 thousand) and ¥14,491 million at March 31, 2005 and 2004, respectively, are pledged as collateral for those non-recourse loans. The lenders of non-recourse loans have no recourse to other assets of the Company.

With respect to other real estate investment partnerships, investment partnerships that invest in start-up businesses, the issuer of the catastrophe bonds and the securitization vehicles, the Company owns significant variable interests in these entities although it is not considered to be the primary beneficiary. The Company's risk exposure to these entities were limited to the carrying amounts of its interests. At March 31, 2005, the Company's maximum exposure to these variable interest entities amounted to ¥53,266 million ($497,813 thousand).

Mortgage loans on real estate are primarily mortgage loans on commercial buildings.

Accumulated depreciation of investment real estate amounted to ¥80,117 million ($748,757 thousand) and ¥85,000 million at March 31, 2005 and 2004, respectively.

Depreciation of investment real estate included in net investment income amounted to ¥5,202 million ($48,617 thousand), ¥3,880 million and ¥3,650 million for the years ended March 31, 2005, 2004 and 2003, respectively.

Other long-term investments include:

	(Yen in millions)		(Dollars in thousands)
	2005	2004	**2005**
Mortgage loans on vessels and facilities	**¥ 10,979**	¥ 20,356	**$ 102,607**
Collateral and bank-guaranteed loans	**11,250**	18,542	**105,140**
Unsecured loans	**359,696**	357,504	**3,361,646**
Money trust	**27,262**	22,797	**254,785**
	¥409,187	¥419,199	**$3,824,178**

Mortgage loans on vessels and facilities are generally joint loans in which other financial institutions participate. The Company participates in the hull insurance on these vessels.

Collateral loans are made to commercial enterprises and are secured principally by listed stocks and/or bonds of Japanese corporations. Certain of these loans are made jointly with other insurance companies.

Bank-guaranteed loans are made to commercial enterprises.

Unsecured loans within authorized limits are made on a selective basis to corporate borrowers. These loans are generally term loans, which had contractual maturities ranging from 2005 through 2027 at March 31, 2005. Interest rates of these loans varied from 0.03% to 7.00% at March 31, 2005, and from 0.05% to 10.00% at March 31, 2004.

Money trust is a type of portfolio investment in which trust banks are entrusted with investments in securities or other financial instruments.

Short-term investments consist primarily of call loans and other investments maturing within one year. Short-term investments amounting to ¥524 million ($4,897 thousand) at March 31, 2005 and ¥921 million at March 31, 2004 were deposited with the United States government authorities and other foreign government authorities as required by law.

Notes to Consolidated Financial Statements—(Continued)

Details of net investment income were as follows:

	(Yen in millions)			(Dollars in thousands)
	2005	2004	2003	**2005**
Fixed maturities	**¥ 73,677**	¥ 73,683	¥ 65,762	**$ 688,570**
Equity securities	**47,216**	36,692	32,785	**441,271**
Mortgage loans on real estate	**2,414**	3,286	3,715	**22,561**
Investment real estate	**16,592**	12,501	12,817	**155,065**
Policy loans	**1,396**	1,280	1,156	**13,047**
Other long-term investments	**6,585**	9,339	11,475	**61,542**
Short-term investments	**4,415**	1,536	2,687	**41,262**
Other	**1,423**	1,850	1,715	**13,299**
Gross investment income	**153,718**	140,167	132,112	**1,436,617**
Less investment expenses	**20,521**	13,994	23,801	**191,785**
Net investment income	**¥133,197**	¥126,173	¥108,311	**$1,244,832**

At March 31, 2005 and 2004, accrued investment income, included in other assets, amounted to ¥18,847 million ($176,140 thousand) and ¥21,225 million, respectively.

Net realized and change in unrealized gains or losses on fixed maturities, equity securities and other investments for the years ended March 31, 2005, 2004 and 2003 were as follows:

	(Yen in millions)			
	Fixed maturities	Equity securities	Other investments	Net gains (losses)
2005:				
Realized	**¥ 3,432**	**¥ 64,672**	**¥18,646**	**¥ 86,750**
Change in unrealized	**2,397**	**84,826**	**213**	**87,436**
Total	**¥ 5,829**	**¥ 149,498**	**¥18,859**	**¥ 174,186**
2004:				
Realized	¥ (8,399)	¥ 4,645	¥ (101)	¥ (3,855)
Change in unrealized	(184,264)	1,073,508	412	889,656
Total	¥(192,663)	¥1,078,153	¥ 311	¥ 885,801
2003:				
Realized	¥ 11,553	¥ (37,957)	¥(3,471)	¥ (29,875)
Change in unrealized	120,915	(635,620)	(1,026)	(515,731)
Total	¥ 132,468	¥ (673,577)	¥(4,497)	¥(545,606)

	(Dollars in thousands)			
	Fixed maturities	Equity securities	Other investments	Net gains (losses)
2005:				
Realized	**$32,075**	**$ 604,411**	**$174,262**	**$ 810,748**
Change in unrealized	**22,402**	**792,766**	**1,991**	**817,159**
Total	**$54,477**	**$1,397,177**	**$176,253**	**$1,627,907**

The following table shows gross unrealized losses and fair value of investments-other than investments in related parties with unrealized losses that are not deemed to be other-than-temporary impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2005 and 2004:

	(Yen in millions)		(Dollars in thousands)	
	Less than 12 months		Less than 12 months	
	Fair value	Unrealized losses	Fair value	Unrealized losses
2005:				
Securities held to maturity:				
Fixed maturities:				
Other government and government agencies and authorities	**¥ 25,731**	**¥ (88)**	**$ 240,477**	**$ (822)**
Total fixed maturities held to maturity	**25,731**	**(88)**	**240,477**	**(822)**
Securities available for sale:				
Fixed maturities:				
U.S. government and government agencies and authorities	**172,541**	**(6,865)**	**1,612,533**	**(64,159)**
Other government and government agencies and authorities	**1,081,135**	**(311)**	**10,104,065**	**(2,907)**
Other	**113,647**	**(1,266)**	**1,062,122**	**(11,831)**
Total fixed maturities available for sale	**1,367,323**	**(8,442)**	**12,778,720**	**(78,897)**
Equity securities	**54,310**	**(4,924)**	**507,570**	**(46,019)**
Total securities available for sale	**1,421,633**	**(13,366)**	**13,286,290**	**(124,916)**
Total	**¥1,447,364**	**¥(13,454)**	**$13,526,767**	**$(125,738)**

Notes to Consolidated Financial Statements—(Continued)

	(Yen in millions)		(Dollars in thousands)	
	More than 12 months		More than 12 months	
	Fair value	Unrealized losses	Fair value	Unrealized losses
2005:				
Securities held to maturity:				
Fixed maturities:				
Other government and government agencies and authorities	¥ 490,413	¥(43,646)	$4,583,299	$(407,907)
Total fixed maturities held to maturity	490,413	(43,646)	4,583,299	(407,907)
Securities available for sale:				
Fixed maturities:				
U.S. government and government agencies and authorities	38,184	(4,168)	356,860	(38,953)
Other government and government agencies and authorities	363,368	(26,764)	3,395,963	(250,130)
Other	73,362	(1,852)	685,625	(17,310)
Total fixed maturities available for sale	474,914	(32,784)	4,438,448	(306,393)
Equity securities	36,194	(4,040)	338,262	(37,757)
Total securities available for sale	511,108	(36,824)	4,776,710	(344,150)
Total	¥1,001,521	¥(80,470)	$9,360,009	$(752,057)

	(Yen in millions)		(Dollars in thousands)	
	Total		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses
2005:				
Securities held to maturity:				
Fixed maturities:				
Other government and government agencies and authorities	¥ 516,144	¥(43,734)	$ 4,823,776	$(408,729)
Total fixed maturities held to maturity	516,144	(43,734)	4,823,776	(408,729)
Securities available for sale:				
Fixed maturities:				
U.S. government and government agencies and authorities	210,725	(11,033)	1,969,393	(103,112)
Other government and government agencies and authorities	1,444,503	(27,075)	13,500,028	(253,037)
Other	187,009	(3,118)	1,747,747	(29,141)
Total fixed maturities available for sale	1,842,237	(41,226)	17,217,168	(385,290)
Equity securities	90,504	(8,964)	845,832	(83,776)
Total securities available for sale	1,932,741	(50,190)	18,063,000	(469,066)
	[illegible]	¥(93,924)	$22,886,776	$(877,795)

	(Yen in millions)					
	Less than 12 months		More than 12 months		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
2004:						
Fixed maturities[*] ..	¥1,619,245	¥(85,152)	¥189,632	¥(2,644)	¥1,808,877	¥(87,796)
Equity securities	101,521	(8,682)	16,461	(1,743)	117,982	(10,425)
Total	¥1,720,766	¥(93,834)	¥206,093	¥(4,387)	¥1,926,859	¥(98,221)

[*] Primarily relates to the "Other government and governmental agencies and authorities" category.

Unrealized losses of fixed maturities above were mainly caused by changes in interest rate. The Company has the positive ability and intent to hold these investments until a market price recovery. Therefore the Company doesn't consider these securities to be other than temporary impaired.

Determinations of whether a decline is other than temporary often involve estimating the outcome of future events. Management judgment is required in determining whether factors exist that indicate that an impairment loss should be recognized at any balance sheet date. These judgments are based on subjective as well as objective factors.

Among the factors that management considers when determining whether declines in the value of equity securities below their costs are other than temporary is the likelihood that those declines will be reversed. For marketable equity securities, management evaluates each of the securities and considers a variety of facts, including (a) whether the value of the securities continued to be below cost for more than 12 months, (b) whether the value of the securities continued to be more than 20% below cost during any six-month period and (c) whether there has been a decline in value to below 30% of cost as measured at the end of any fiscal year.

For non-marketable equity securities and fixed maturity securities, management considers whether sharp declines in value over a short period of time reflect fundamental valuation issues such as credit deterioration of the issuer.

After considering these and other factors, we write down individual securities to fair value when management determines that a decline in fair value below the cost of those securities is other than temporary.

The Company recognized impairment losses on investment securities-other than investments in related parties in the amount of ¥12,226 million ($114,262 thousand), ¥33,930 million and ¥119,108 million for the years ended March 31, 2005, 2004 and 2003, respectively.

Trading gains for the years ended March 31, 2005 and 2004 that relate to trading securities still held at March 31, 2005 and 2004 amounted to ¥879 million ($8,215 thousand) and ¥837 million, respectively.

Notes to Consolidated Financial Statements—(Continued)

The Company recognized impairment losses on certain of its investment real estate in the amount of ¥3,540 million ($33,084 thousand), ¥3,159 million and ¥5,034 million for the years ended March 31, 2005, 2004 and 2003, respectively. Considering the state of Japanese real estate market, tests for impairment were performed as of March 31, 2005 for any significant assets where the Company observed possible decline in the fair value below the carrying amount of the asset. For those assets, the Company recognized impairment losses for the amount by which the fair value fell bellow the carrying amount. The fair value is primarily estimated based on market prices or appraisals if market prices are not available. The impairment losses are included in realized gains (losses) on investments for the years ended March 31, 2005, 2004 and 2003 in the property and casualty segment.

On April 1, 2000, the Company transferred certain of its fixed maturities available for sale to the held to maturity category. This transfer was based on the Company's review of investment policies to match the duration of securities portfolio with certain life insurance liabilities with relatively long duration. The related unrealized gains on these securities at the time of transfer in the amount of ¥9,088 million are being amortized from accumulated other comprehensive income into investment income over the remaining terms of the securities. Unamortized amounts of those unrealized gains were ¥6,799 million ($63,542 thousand) and ¥7,261 million at March 31, 2005 and 2004, respectively.

Securities available for sale are carried in the consolidated financial statements at fair value. Changes in unrealized gains and losses, net of taxes, on securities available for sale shown above are included in other comprehensive income.

The recorded investments in impaired loans and related specific valuation allowances, which were established for all impaired loans, at March 31, 2005 and 2004 were as follows:

	(Yen in millions)		(Dollars in thousands)	
	Total recorded investment	Valuation allowances -specific	Total recorded investment	Valuation allowances -specific
2005:				
Mortgage loans on real estate	**¥10,476**	**¥ 4,268**	**$ 97,907**	**$39,888**
Unsecured loans	**6,936**	**2,725**	**64,822**	**25,467**
	¥17,412	**¥ 6,993**	**$162,729**	**$65,355**
2004:				
Mortgage loans on real estate	¥13,408	¥ 6,110		
Collateral and bank-guaranteed loans	7	7		
Unsecured loans	17,808	9,807		
	¥31,223	¥15,924		

In addition, based on the Company's past experience that it is probable that a certain percentage of its loans not covered by specific valuation allowances are impaired at the balance sheet date even in the absence of specific loss information, the Company established unallocated valuation allowances in order to incorporate loss contingencies underlying the loan portfolio comprehensively. In determining the amount of required allowances, the Company classifies loans into three categories based on their current credit quality, and applies historical loan loss ratios for these respective categories. The outstanding unallocated valuation allowances were ¥3,205 million ($29,953 thousand) and ¥3,808 million at March 31, 2005 and 2004, respectively.

The activity in valuation allowances for the years ended March 31, 2005, 2004 and 2003 is as follows:

	(Yen in millions)			(Dollars in thousands)
	2005	2004	2003	**2005**
Balance at beginning of year	**¥19,732**	¥36,835	¥32,745	**$184,411**
Adjustment in connection with the acquisition (note 2)	—	—	9,129	—
Charges to income	**(3,737)**	(9,415)	1,091	**(34,925)**
Principal charge-offs	**(5,797)**	(7,688)	(6,130)	**(54,178)**
Balance at end of year	**¥10,198**	¥19,732	¥36,835	**$ 95,308**

During the years ended March 31, 2005, 2004 and 2003, the average recorded investment in impaired loans amounted to ¥24,318 million ($227,271 thousand), ¥48,610 million and ¥63,674 million, respectively, and interest income recognized and received in cash on those loans amounted to ¥277 million ($2,589 thousand), ¥873 million and ¥1,309 million, respectively. At March 31, 2005 and 2004, the amount of loans that were non-income producing during the preceding twelve months amounted to ¥2,016 million ($18,841 thousand) and ¥3,251 million, respectively.

The Company manages its investments to limit credit risks by diversifying its portfolio among various investment types and industry sectors. The Company monitors creditworthiness of counterparties to all financial instruments by using controls that include credit approvals, limits and other monitory procedures. Collateral often includes pledges of assets, such as stocks and other assets and guarantees.

The Company's investments in Toyota Motor Corporation and its affiliates amounting to ¥401,203 million ($3,749,561 thousand) and ¥443,399 million at March 31, 2005 and 2004, respectively, exceeded 10% of stockholders' equity.

Notes to Consolidated Financial Statements—(Continued)

4. REINSURANCE

In the ordinary course of business, the Company cedes risks to other insurance companies in order to better diversify its risks and limit potential losses arising from large catastrophic loss risks, although it does not relieve the Company of its obligations as direct insurer of the risks reinsured.

Reinsurance contracts involve reinsurers sharing a proportional part of the original premiums and losses under the underlying insurance contracts being reinsured. The Company generally arranges this type of reinsurance in the form of a reinsurance treaty arrangement, where the Company is automatically authorized to cede any business under a set of terms and conditions previously agreed upon without obtaining separate prior consent to each cession from the reinsurers. The Company's proportional treaty reinsurance arrangements include:

• CALI Reinsurance

The Company writes compulsory automobile liability insurance ("CALI") in the Japanese market, which is required for registration and periodic inspections of automobiles in Japan. Licensed non-life insurance companies in Japan are required to offer CALI to customers, and all of the premiums written for and losses arising from these policies are required by statute to be reinsured with the CALI Reinsurance Pool, itself a Japanese government-controlled entity in which insurers offering CALI policies participate. This mandatory pooling arrangement distributes the risk of loss equitably among participating insurers.

Our proportionate share of assumed losses is assessed by the CALI Reinsurance Pool as they are paid by this entity. We establish loss reserves for losses assumed under the program based on actual losses reported to us by the CALI Reinsurance Pool and our estimate of incurred but not reported losses under the program.

The following table shows the Company's reinsurance premiums assumed and reinsurance premiums ceded relating to CALI reinsurance for the years ended March 31, 2005, 2004 and 2003:

	(Yen in millions)			(Dollars in thousands)
	2005	2004	2003	**2005**
Reinsurance premiums assumed	**¥261,545**	¥264,757	¥212,420	**$2,444,346**
Reinsurance premiums ceded	**¥235,653**	¥242,241	¥240,178	**$2,202,364**

The following table shows the Company's unearned premiums assumed and loss reserve assumed relating to CALI reinsurance as of March 31, 2005 and 2004:

	(Yen in millions)		(Dollars in thousands)
	2005	2004	**2005**
Unearned premiums assumed	**¥273,418**	¥260,183	**$2,555,308**
Loss reserve assumed	**¥268,934**	¥210,871	**$2,513,402**

• Earthquake Reinsurance

The Company writes earthquake insurance in the Japanese market and reinsures a portion of these risks pursuant to the Japanese Law Concerning Earthquake Insurance, which contemplates a partial reinsurance arrangement for earthquake insurance policies for dwellings and their contents.

Accordingly, when the Company writes an eligible policy, the Company generally cedes the entire risk and the associated premiums to Japan Earthquake Reinsurance Company Limited ("JER"), a private company owned by major Japanese non-life insurance companies. JER then retrocedes a portion of the risk assumed to participating insurers in a retrocession contract. Under this retrocession contract, a participating insurer, such as the Company, does not receive a retrocession premium in cash, but rather the insurer receives a contractual right to the funds held by JER, which represents cumulative retrocession premiums plus accumulated interest. The Company treats this contractual right to the funds held by JER as a deposit asset.

Our proportionate share of assumed losses is assessed by JER as they are paid by JER, and the amount of assessed losses is deducted by JER from our deposit balance held by JER. We establish loss reserves for losses assumed under the program based on actual losses reported to us by JER and our estimate of incurred but not reported losses under the program.

The following table shows the Company's reinsurance premiums assumed and reinsurance premiums ceded relating to JER for the years ended March 31, 2005, 2004 and 2003:

	(Yen in millions)			(Dollars in thousands)
	2005	2004	2003	**2005**
Reinsurance premiums assumed	**¥ 5,284**	¥ 4,930	¥ 4,550	**$ 49,383**
Reinsurance premiums ceded	**¥29,828**	¥27,593	¥24,777	**$278,766**

The following table shows the Company's unearned premiums assumed and loss reserve assumed relating to JER as of March 31, 2005 and 2004:

	(Yen in millions)		(Dollars in thousands)
	2005	2004	**2005**
Unearned premiums assumed	**¥ —**	¥ —	**$ —**
Loss reserve assumed	**¥ —**	¥ —	**$ —**

During each of the years ended March 31, 2005 and 2004, no significant earthquake losses were outstanding since no significant earthquake losses were charged to the Company through JER. Accordingly, the Company did not have any material JER earthquake loss reserves as of March 31, 2005 and 2004.

Notes to Consolidated Financial Statements—(Continued)

The Company also cedes facultative reinsurance which, unlike a treaty reinsurance arrangement, generally requires separate prior consent from each reinsurer for each risk ceded. The Company's facultative reinsurance arrangements include proportional and excess-of-loss reinsurance, and the Company generally cedes facultative reinsurance if and when it determines that underwriting capacity provided by treaty reinsurance is not sufficient to address its desired risk profile.

With respect to treaty and facultative reinsurance policies, the Company generally cedes risks under prospective reinsurance contracts, which are accounted for in accordance with SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" as short-duration reinsurance contracts. The Company records amounts paid for prospective reinsurance as prepaid reinsurance premiums and amortizes the premiums into expense over the contract periods in proportion to the amount of reinsurance protection provided. The asset captioned "reinsurance recoverable on losses" represents the Company's estimate of amounts recoverable from reinsurers on reported and unreported losses and claims and loss adjustment expenses. In accordance with SFAS 113, the Company estimates reinsurance recoverable amounts in a manner consistent with losses and claims and loss adjustment expense associated with the underlying insurance. In accordance with SFAS No. 60, "Accounting and Reporting by Insurance Enterprises", the Company recognizes its assumption of mandatory retrocession of CALI policies and retrocession from JER as premium revenue, while the Company treats the contractual rights to the funds withheld by JER as a deposit asset. Assumed retrocession losses are estimated and recorded on an incurred basis in accordance with SFAS 60.

The Company is exposed to contingent liability with respect to reinsurance ceded which would become an actual liability to the extent that any reinsurers failed to meet its obligations to the Company. Accordingly, the Company regularly performs credit risk reviews on our reinsurers and counterparties. No material amounts were considered uncollectible and no material provisions were made for this contingency as of March 31, 2005, 2004 and 2003.

The effect of ceded reinsurance on the consolidated statements of income for the years ended March 31, 2005, 2004 and 2003 is as follows:

	(Yen in millions)			(Dollars in thousands)
	2005	2004	2003	**2005**
Property and casualty:				
Premiums written:				
Direct	**¥1,965,550**	¥1,978,555	¥1,987,463	**$18,369,626**
Assumed	**353,571**	374,219	325,347	**3,304,402**
Ceded	**(393,714)**	(407,528)	(414,253)	**(3,679,570)**
Net premiums written	**1,925,407**	1,945,246	1,898,557	**17,994,458**
Premiums earned:				
Direct	**1,953,162**	1,952,151	1,952,534	**18,253,850**
Assumed	**352,067**	297,597	190,135	**3,290,346**
Ceded	**(409,579)**	(389,545)	(381,701)	**(3,827,841)**
Premiums earned	**1,895,650**	1,860,203	1,760,968	**17,716,355**
Losses, claims incurred:				
Direct	**1,281,003**	1,100,584	1,064,457	**11,971,991**
Assumed	**321,211**	242,720	174,561	**3,001,972**
Ceded	**(339,781)**	(294,786)	(285,337)	**(3,175,524)**
Losses, claims incurred	**1,262,433**	1,048,518	953,681	**11,798,439**
Life:				
Premiums earned:				
Direct	**254,397**	242,472	256,852	**2,377,542**
Assumed	**—**	—	0	**—**
Ceded	**(1,028)**	(919)	(875)	**(9,607)**
Premiums earned	**253,369**	241,553	255,977	**2,367,935**
Prepaid reinsurance premiums	**302,886**	318,432	300,847	**2,830,710**
Reinsurance recoverable on losses	**¥ 520,733**	¥ 447,111	¥ 450,345	**$ 4,866,664**

5. DEFERRED POLICY ACQUISITION COSTS

The following sets forth the policy acquisition costs deferred for amortization against future income and the related amortization charged to income for property and casualty and life insurance operations:

Notes to Consolidated Financial Statements—(Continued)

	(Yen in millions)			(Dollars in thousands)
	2005	2004	2003	2005
Property and casualty:				
Deferred at beginning of year	¥328,411	¥323,865	¥221,914	$3,069,262
Adjustment in connection with the acquisition (note 2)	—	—	99,663	—
Paid during year	524,499	543,373	546,766	4,901,859
	852,910	867,238	868,343	7,971,121
Foreign currency translation adjustments	(21)	(234)	(331)	(196)
Deferred at end of year	317,174	328,411	323,865	2,964,243
Policy acquisition costs	535,715	538,593	544,147	5,006,682
Life:				
Deferred at beginning of year	124,992	98,615	79,809	1,168,150
Paid during year	54,737	46,762	45,717	511,560
	179,729	145,377	125,526	1,679,710
Deferred at end of year	150,900	124,992	98,615	1,410,280
Policy acquisition costs	28,829	20,385	26,911	269,430
Total policy acquisition costs	¥564,544	¥558,978	¥571,058	$5,276,112

6. PROPERTY AND EQUIPMENT

A summary of property and equipment is as follows:

	(Yen in millions)		(Dollars in thousands)
	2005	2004	2005
Land	¥ 85,823	¥ 83,960	$ 802,084
Buildings	239,196	222,299	2,235,477
Furniture and equipment	60,176	63,746	562,393
Construction in progress	39	5,925	364
Total at cost	385,234	375,930	3,600,318
Less accumulated depreciation	187,701	182,862	1,754,215
Net property and equipment	¥197,533	¥193,068	$1,846,103

Depreciation of property and equipment included in other operating expenses amounted to ¥16,079 million ($150,271 thousand), ¥15,236 million and ¥11,426 million for the years ended March 31, 2005, 2004 and 2003, respectively.

7. GOODWILL AND PRESENT VALUE OF FUTURE PROFIT

On February 2, 2004, the Company acquired Skandia Life Insurance Co. (Japan) Limited ("Skandia Japan") based in Tokyo, Japan, for a cost of ¥20,339 million which was paid in cash. Skandia Japan was renamed Tokio Marine & Nichido Financial Life Insurance Co., Ltd. ("Financial Life") at April 2, 2004. Financial Life's main product is variable annuity.

Goodwill of ¥9,934 million and present value of future profit ("PVFP") of ¥14,744 million was recognized on the balance sheet as of March 31, 2004. The Company tests goodwill and reviews PVFP for impairment. As a result, no impairments were recognized for the year ended March 31, 2005.

The balance of and changes in PVFP as of and for the years ended March 31, 2005 and 2004, are as follows:

	(Yen in millions)		(Dollars in thousands)
	2005	2004	2005
Balance at beginning of year	¥14,744	¥ —	$137,794
Acquisition	—	14,744	—
Amortization	(2,110)	—	(19,720)
Interest	325	—	3,038
Balance at end of year	¥12,959	¥14,744	$121,112

The interest accrual rates, which vary by products, range from 1.86% to 2.54%.

Amortization of PVFP and interest accrued on the unamortized PVFP are included in other operating expenses.

The following table shows the estimated future amortization of the PVFP balance during each of the next five years:

	(Yen in millions)	(Dollars in thousands)
2006	¥ 1,166	$ 10,897
2007	1,045	9,766
2008	1,166	10,897
2009	1,145	10,701
2010	1,092	10,206
Thereafter	7,345	68,645
Total PVFP	¥12,959	$121,112

The Goodwill and PVFP were derived from life insurance business.

8. LIABILITY FOR UNPAID LOSSES AND CLAIMS AND LOSS ADJUSTMENT EXPENSES

The table below is a reconciliation of beginning and ending property and casualty insurance balances for unpaid losses and claims and loss adjustment expenses for the years ended March 31, 2005, 2004 and 2003:

Notes to Consolidated Financial Statements—(Continued)

	(Yen in millions)			(Dollars in thousands)
	2005	2004	2003	**2005**
Balance at beginning of year	**¥1,221,146**	¥1,131,884	¥ 875,463	**$11,412,579**
Less reinsurance recoverables	**342,217**	342,132	247,861	**3,198,290**
Net balance at beginning of year	**878,929**	789,752	627,602	**8,214,289**
Adjustment in connection with the acquisition (note 2)	**—**	—	141,940	**—**
Incurred related to:				
Current year	**1,326,179**	1,116,582	1,029,655	**12,394,196**
Prior years	**5,140**	9,325	438	**48,038**
Total incurred	**1,331,319**	1,125,907	1,030,093	**12,442,234**
Paid related to:				
Current year	**722,166**	588,432	590,791	**6,749,215**
Prior years	**495,793**	446,825	417,105	**4,633,580**
Total paid	**1,217,959**	1,035,257	1,007,896	**11,382,795**
Foreign currency translation adjustments	**970**	(1,473)	(1,987)	**9,066**
Net balance at end of year	**993,259**	878,928	789,752	**9,282,794**
Plus reinsurance recoverables	**351,937**	342,217	342,132	**3,289,131**
Balance at end of year	**¥1,345,196**	¥1,221,146	¥1,131,884	**$12,571,925**

Prior year claims and expenses incurred in the preceding table resulted principally from settling claims established in earlier accident years for amounts that differed from expectations.

The reinsurance recoverables referred to above are reconciled to the balance sheet carrying amounts as follows:

	(Yen in millions)		(Dollars in thousands)
	2005	2004	**2005**
Property and casualty:			
Unpaid losses	**¥351,937**	¥342,217	**$3,289,131**
Paid losses	**168,144**	104,528	**1,571,439**
Life	**652**	366	**6,094**
Total reinsurance recoverable on losses	**¥520,733**	¥447,111	**$4,866,664**

In prior years, the Company issued insurance policies and assumed reinsurance for cover related to environmental pollution and asbestos exposure. The Company has received and continues to receive notices of potential claims asserting environmental pollution and asbestos losses under those insurance policies. Significant factors which affect the trends that influence the Company's ability to estimate future losses for these types of claims are the inconsistent court resolutions and the judicial interpretations which broaden the intent of the policies and scope of coverage. Due to this uncertainty, it is not possible to determine the future development of environmental pollution and asbestos claims with the same degree of reliability as with other types of claims. The Company believes insurance claim reserves under insurance and reinsurance contracts related to environmental pollution and asbestos claims to be adequate, and the amount is less than 5% of its total insurance claim reserves at March 31, 2005.

9. RESERVE FOR FUTURE POLICY BENEFITS AND LOSSES AND POLICYHOLDERS' CONTRACT DEPOSITS

The analysis of the future policy benefits and losses and policyholders' contract deposits at March 31, 2005 and 2004 were as follows:

	(Yen in millions)		(Dollars in thousands)
	2005	2004	**2005**
Future policy benefits and losses:			
Traditional long-duration contract	**¥ 971,759**	¥ 837,739	**$ 9,081,860**
Non traditional long-duration contract	**5,025**	3,334	**46,963**
Short-duration contract	**5,552**	5,853	**51,887**
Total future policy benefits and losses	**¥ 982,336**	¥ 846,926	**$ 9,180,710**
Policyholders' contract deposits:			
Deposit-type insurance	**¥2,247,517**	¥2,326,668	**$21,004,833**
Endowment	**92,326**	86,365	**862,860**
Individual annuity	**262,177**	248,388	**2,450,252**
Group Annuity	**11,236**	13,851	**105,009**
US Dollar denominated annuity	**—**	24,731	**—**
Others	**12,416**	11,736	**116,037**
Total investment contracts	**2,625,672**	2,711,739	**24,538,991**
Variable contract	**200,986**	—	**1,878,374**
US Dollar denominated annuity	**179,341**	—	**1,676,084**
Total universal-life type contracts	**380,327**	—	**3,554,458**
Total policyholders' contract deposits	**¥3,005,999**	¥2,711,739	**$28,093,449**

Traditional long-duration contract liabilities included in future policy benefits and losses, as presented in the table above, result from traditional life products. Nontraditional long-duration contract liabilities represent liabilities for GMDB. See note 10 for further information of nontraditional long-duration contract. Short-duration contract liabilities primarily consist of unearned premium and benefit reserves for group life products.

The liability for future policy benefits and losses has been established based on the following assumptions:

- Future investment yields, which vary by year of issuance and products, range from 1.00% to 3.10%.
- Mortality, morbidity and surrender rates are based upon actual experience.

Participating life business represented approximately 53% of the gross insurance in-force at March 31, 2005 and 45% of the gross pre-

Notes to Consolidated Financial Statements—(Continued)

miums for the year ended March 31, 2005. The amount of annual dividends to be paid is determined by the Boards of Directors of life insurance subsidiaries. Policyholder dividends on participating insurance amounted to ¥3,913 million ($36,570 thousand) for the year ended March 31, 2005.

The liability for investment contract has been established based on the following assumptions:

- Interest rates credited on deposit-type insurance, which vary by month of issuance and policy period, range from 0.06% to 5.50%. Interest rates credited on endowments and deferred annuities, which vary by year of issuance, range from 1.00% to 3.10%. Interest rates on group annuity are guaranteed at 0.75%.

The liability for universal-life type contract has been established based on the following assumptions:

- Interest rates credited on US dollar denominated annuity, which vary by month of issuance and policy period, range from 2.63% to 4.22%.
- For variable contracts, policy values are expressed in term of investment units. Each unit is linked to an asset portfolio. The value of a unit increases or decreases based on the value of the linked asset portfolio. The current liability at any time is the sum of the current unit value of all investment units.

Pursuant to the adoption of SOP 03-1, on April 1, 2004, the Company re-examined its product classifications based on the new guidance on the significance of mortality and morbidity. As a result, the Company reclassified its US dollar denominated annuities from investment contracts to universal-life type (insurance) contracts.

10. CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS

The Company issues variable annuity, variable life and US Dollar denominated annuity where the Company contractually guarantees to the policyholder a death benefit even when there is insufficient value to cover policy charges.

Liabilities for GMDB are included in "Future policy benefits and losses" at March 31, 2005 and changes in liabilities for GMDB are included in "Policy benefits and losses for life" for the year ended March 31, 2005.

For those guarantees of benefits that are payable in the event of death, the net amount at risk is defined as the current GMDB in excess of the current account balance at the balance sheet date.

Details concerning the Company's GMDB exposures of March 31, 2005 are as follows:

	(Yen in millions, except age)	(Dollars in thousands)
Account Value	¥370,586	$3,463,421
Amount at Risk	¥ 13,975	$ 130,607
Average Attained Age	41–61	

The following summarizes GMDB liabilities:

	(Yen in millions)	(Dollars in thousands)
Balance at beginning of year	¥3,375	$31,159
Reserve increase	2,057	19,607
Benefits paid	(407)	(3,803)
Balance at end of year	¥5,025	$46,963

The GMDB liability is determined each period end by estimating the accumulated value of a percentage of the total assessments to date less the accumulated value of the death benefits in excess of the account balance. The percentage of assessments used is chosen such that, at issue, the present value of expected death benefits in excess of the projected account balance and the percentage of the present value of total expected assessments over the lifetime of the contracts are equal. The Company regularly evaluates the estimates used and adjusts the GMDB liability balance, with a related charge or credit to earnings, if actual experience or other evidence suggests that earlier assumptions should be revised.

In accordance with SOP 03-1, the present value of death benefits in excess of the projected account balance and the present value of total expected assessments for GMDB's were determined over a reasonable range of stochastically generated scenarios.

11. INCOME TAXES

Total income taxes for the years ended March 31, 2005, 2004 and 2003 were allocated as follows:

	(Yen in millions)			(Dollars in thousands)
	2005	2004	2003	2005
Income before extraordinary items and cumulative effect of accounting changes	¥28,431	¥ 49,385	¥ 71,614	$265,710
Cumulative effect of accounting changes	(15)	—	—	(140)
Other comprehensive income:				
Unrealized appreciation (depreciation) of securities during the year	31,773	320,315	(188,667)	296,944
Minimum pension liability adjustments	638	11,779	(22,613)	5,963
	¥60,827	¥381,479	¥(139,666)	$568,477

Notes to Consolidated Financial Statements—(Continued)

Total income tax expensed (benefit) for the years ended March 31, 2005, 2004 and 2003 is made up of the following components:

	(Yen in millions)			(Dollars in thousands)
	2005	2004	2003	2005
Current income tax expense:				
Parent company and domestic subsidiaries	¥ 46,810	¥48,373	¥ 92,045	$ 437,477
Foreign subsidiaries ...	1,844	1,642	890	17,233
Total current income tax expense	48,654	50,015	92,935	454,710
Deferred income tax (benefit) expense:				
Parent company and domestic subsidiaries	(20,254)	(466)	(20,409)	(189,290)
Foreign subsidiaries ...	31	(164)	(912)	290
Total deferred income benefit	(20,223)	(630)	(21,321)	(189,000)
Total income tax expense	¥ 28,431	¥49,385	¥ 71,614	$ 265,710

Total income tax expense shown above have been based on the following components of income before income tax expense, extraordinary items and cumulative effect of accounting changes for the years ended March 31, 2005, 2004 and 2003.

	(Yen in millions)			(Dollars in thousands)
	2005	2004	2003	2005
Parent company and domestic subsidiaries	¥ 99,389	¥139,501	¥199,974	$928,869
Foreign subsidiaries	7,217	12,766	1,334	67,449
Total	¥106,606	¥152,267	¥201,308	$996,318

The Company is subject to a number of taxes based on income, which in the aggregate resulted in a normal tax rate of approximately 36% in 2005, 2004 and 2003.

The effective tax rates of the Company for the years ended March 31, 2005, 2004 and 2003 differ from the Japanese normal income tax rates for the following reasons:

	2005	2004	2003
Japanese normal income tax rate ..	36.0%	36.0%	36.0%
Tax credit for dividends received ...	(9.5)	(3.8)	(3.0)
Expenses not deductible for tax purposes	1.9	1.5	0.9
Other	(1.7)	(1.3)	1.7
Effective tax rate	26.7%	32.4%	35.6%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2005 and 2004 are presented below:

	(Yen in millions)		(Dollars in thousands)
	2005	2004	2005
Deferred tax assets:			
Net unpaid and unreported losses	¥ 126,065	¥ 107,303	$ 1,178,178
Future policy benefits and losses	9,387	11,342	87,729
Retirement and severance benefits	53,437	52,331	499,411
Minimum pension liability adjustments	38,291	38,929	357,860
Valuation allowance for credit losses	4,943	5,701	46,196
Property, equipment and other assets	40,018	47,816	374,000
Derivatives	31,087	37,868	290,533
Operating loss carryforwards for tax purposes	4,636	3,997	43,327
Policyholders' contract deposits	13,366	14,196	124,916
Other	16,639	23,742	155,504
Valuation allowance	(527)	(833)	(4,925)
Total deferred tax assets	337,342	342,392	3,152,729
Deferred tax liabilities:			
Net unearned premiums	(82,114)	(80,200)	(767,421)
Deferred policy acquisition costs	(168,056)	(162,425)	(1,570,617)
Fair value adjustments to securities recognized in income	(58,503)	(74,306)	(546,757)
Derivatives	(58,166)	(71,431)	(543,607)
Other	(14,631)	(17,878)	(136,738)
Total deferred tax liabilities ..	(381,470)	(406,240)	(3,565,140)
Net deferred tax liabilities before deferred taxes on *unrealized appreciation of* securities	(44,128)	(63,848)	(412,411)
Deferred taxes on unrealized appreciation of securities	(673,125)	(641,352)	(6,290,888)
Net deferred tax liabilities	(717,253)	(705,200)	(6,703,299)
Deferred tax assets not to be offset, included in other assets	1,688	—	15,776
Gross deferred tax liabilities	(718,941)	(705,200)	(6,719,075)
Income taxes currently payable	(14,388)	(4,024)	(134,467)
Income tax liability	¥(733,329)	¥(709,224)	$(6,853,542)

The valuation allowance was recorded related to tax benefits associated with operating loss carryforwards for tax purposes of Financial Life. Management believes that it is more likely than not that the Company will realize the benefit of the deferred tax assets. While there are no assurances that this benefit will be realized, the Company expects sufficient taxable income in the future, based on its historical record and expected future results to realize the benefit of the

Notes to Consolidated Financial Statements—(Continued)

deferred tax assets. The valuation allowance decreased by ¥306 million ($2,860 thousand) for the year ended March 31, 2005 reflecting the expiration of operating loss carryforwards for tax purposes of previous fiscal years. At March 31, 2005, these carryforwards amounting to ¥12,804 million ($119,664 thousand) are scheduled to expire from 2006 through 2012.

The Company has undistributed retained earnings of foreign subsidiaries amounting to ¥16,907 million ($158,009 thousand) and ¥14,827 million at March 31, 2005 and 2004, respectively. The company does not provide tax liabilities for these earnings because it is not apparent that these earnings will be repatriated in the foreseeable future. Determining the tax liability that would arise if these earnings were remitted is not practicable.

12. RETIREMENT AND SEVERANCE BENEFITS

Employees of the Company are covered by the defined retirement and severance benefit plans. Primary plans are described below.

The Company has a funded pension plan covering substantially all employees who meet age and service requirements. The plan covers a portion of the welfare pension plan administered by the Japanese government. Effective October 1, 2004, the Company amended the plan to introduce a "point" based funded pension plan. Under the new plan, the pension payments are based on accumulated "points" vested each year by the employees' rank and certain other factors. As a result of the plan amendment, the projected benefit obligation decreased by ¥22,547 million at October 1, 2004 and resulted in an unrecognized prior service cost, which is recognized in future service periods.

In accordance with SFAS No. 87, "Employers' Accounting for Pensions," the net periodic benefit cost of the funded pension plan is calculated using the projected unit credit actuarial cost method.

The Company also has an unfunded lump-sum payment retirement plan covering substantially all employees. Under the plan, employees are entitled to lump-sum payments based on points, which are accumulated each year by the employees' rank, length of service and certain other factors, upon retirement or termination of employment for reasons other than dismissal for cause. Directors and statutory auditors are covered by a separate plan. It is not the policy of management to fund the retirement and severance benefits described above.

In accordance with EITF 88-1 "Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan", for its unfunded plans, the Company records the actuarial present value of the vested benefits to which the employee is entitled if the employee separates immediately as projected benefit obligation.

The Company uses a March 31 measurement date of its plans. Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

	(Yen in millions)		(Dollars in thousands)
	2005	2004	2005
Change in benefit obligation:			
Benefit obligation at beginning of year	¥ 518,258	¥ 532,931	$ 4,843,533
Adjustment in connection with the acquisition	—	38	—
Service cost	15,349	23,964	143,449
Interest cost	9,918	7,829	92,692
Plan participants' contributions	1,723	2,758	16,103
Amendments	(22,820)	2,909	(213,271)
Actuarial gain (loss)	3,957	(29,179)	36,980
Benefits paid	(22,836)	(22,998)	(213,421)
Foreign currency translation adjustments	—	6	—
Benefit obligation at end of year	¥ 503,549	¥ 518,258	$ 4,706,065
Change in plan assets:			
Fair value of plan assets at beginning of year	¥ 199,333	¥ 175,559	$ 1,862,925
Actual return on plan assets	6,761	5,711	63,187
Employer contributions	15,911	20,683	148,701
Plan participants' contributions	1,723	2,758	16,103
Benefits paid	(6,009)	(5,378)	(56,159)
Fair value of plan assets at end of year	¥ 217,719	¥ 199,333	$ 2,034,757
Funded status	¥(285,830)	¥(318,925)	$(2,671,308)
Unrecognized net actuarial loss	145,018	152,748	1,355,308
Unrecognized prior service cost	(14,678)	7,620	(137,178)
Net amount recognized	¥(155,490)	¥(158,557)	$(1,453,178)
Amounts recognized in the balance sheets consist of:			
Accrued benefit liability	¥(285,011)	¥(292,054)	$(2,663,654)
Intangible asset	23,156	25,362	216,411
Accumulated other comprehensive income	106,365	108,135	994,065
Net amount recognized	¥(155,490)	¥(158,557)	$(1,453,178)

The accumulated benefit obligation for all the defined retirement and severance benefit plans was ¥500,328 million ($4,675,963 thousand) at March 31, 2005, and ¥488,954 million at March 31, 2004. In all the plans, projected benefit obligation and accumulated benefit obligation exceeded its plan assets.

Weighted-average actuarial assumptions used to determine benefit obligation at March 31, 2005 and 2004 are as follows:

	2005	2004
Discount rate	2.0%	2.0%
Rate of salary increase	0.4%	0.7–1.7%

Notes to Consolidated Financial Statements—(Continued)

The components of net periodic benefit cost for the years ended March 31, 2005, 2004 and 2003 are as follows:

	(Yen in millions)			(Dollars in thousands)
	2005	2004	2003	**2005**
Components of net periodic benefit cost:				
Service cost	**¥15,349**	¥23,964	¥19,148	**$143,449**
Interest cost	**9,918**	7,829	10,874	**92,692**
Expected return on plan assets	**(3,956)**	(3,250)	(3,108)	**(36,972)**
Amortization of prior service cost	**(522)**	1,031	805	**(4,879)**
Recognized actuarial loss	**8,878**	11,663	7,162	**82,972**
Net periodic benefit cost	**¥29,667**	¥41,237	¥34,881	**$277,262**

Unrecognized net actuarial loss in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are amortized over the average remaining service period of active participants expected to receive benefits under the plan. The prior service cost is amortized on a straight-line basis over the average remaining service period of active participants at the date of the amendment.

Weighted-average actuarial assumptions used to determine net periodic benefit cost for the years ended March 31, 2005, 2004 and 2003 are as follows:

	2005	2004	2003
Discount rate	**2.0%**	1.5%	2.5%
Rate of salary increase	**0.7–1.7%**	0.6–1.7%	1.8%
Expected long-term return on plan assets	**1.9%**	1.8–2.0%	1.3–2.0%

The expected long-term rate of return on plan assets reflects the average rate of earnings expected on plan assets. This assumption is reviewed annually giving consideration to plan asset allocation, historical returns on plan assets and other relevant market data.

The Company's pension plan assets are mainly invested with the long-term objective of earning sufficient amounts to cover expected benefit obligation, within the risk it can take. The asset allocation by major asset class of the Company's pension plan at March 31, 2005 and 2004, and the target allocation percentage for 2006 are as follows:

	(% of Total plan assets)	(Yen in millions)		(Dollars in thousands)
	2006 (target)	**2005**	2004	**2005**
Fixed maturities	**45%**	**¥ 89,014**	¥ 74,153	**$ 831,907**
Equity securities	**15**	**41,765**	36,387	**390,327**
Other	**40**	**86,940**	88,793	**812,523**
Total plan assets	**100%**	**¥217,719**	¥199,333	**$2,034,757**

Other shown in the above table mainly consists of investment trusts with minimum interest rate guarantee.

The Company expects to contribute ¥9,209 million ($86,065 thousand) to its pension plan in 2006. Estimated future benefit payments are as follows:

	(Yen in millions)		
	Funded plans	Unfunded plans	Total
2006	**¥ 7,794**	**¥13,970**	**¥ 21,764**
2007	**8,087**	**14,450**	**22,537**
2008	**8,613**	**14,545**	**23,158**
2009	**9,145**	**13,637**	**22,782**
2010	**9,760**	**13,265**	**23,025**
2011 to 2015	**57,730**	**59,755**	**117,485**

	(Dollars in thousands)		
	Funded plans	Unfunded plans	Total
2006	**$ 72,841**	**$130,561**	**$ 203,402**
2007	**75,579**	**135,047**	**210,626**
2008	**80,495**	**135,935**	**216,430**
2009	**85,467**	**127,449**	**212,916**
2010	**91,215**	**123,972**	**215,187**
2011 to 2015	**539,533**	**558,458**	**1,097,991**

The Japanese government issued a new law concerning defined benefit plans in June 2001. This law allows a company, at its own discretion, to transfer to the government a portion of its pension plan which substitutes for the welfare pension plan administered by the government. In order to transfer the substitutional portion, a company must first make an application to the government for an exemption from the obligation to pay benefits for future employee service. After obtaining the first approval, a company must make a final application for separation of the benefit obligation related to past employee services. After obtaining the final approval, a company will transfer the benefit obligation related to past employee services as well as the related government-specified portion of its plan assets. A company accounts for the entire separation process upon completion of the transfer of the benefit obligation and related plan assets in a single settlement transaction, in accordance with the provisions of EITF 03-02, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities". Under this approach, the difference between the benefit obligation settled and the related plan assets transferred to the government, determined pursuant to the government formula, is accounted for separately as a government subsidy. The derecognition of previously accrued salary progression at the time of settlement is accounted for separately from the government subsidy.

In June 2004, Tokio Marine, a wholly owned subsidiary of the Company, obtained the first approval from the government. The transfer is expected to be completed in fiscal year ending March 31, 2006. The Company expects to recognize a gain of ¥14,431 million ($134,869 thousand) upon completion of the transfer. This consists of

Notes to Consolidated Financial Statements—(Continued)

¥41,994 million ($392,467 thousand) of a subsidy from the government, ¥8,647 million ($80,813 thousand) of derecognition of previously accrued salary progression and ¥36,210 million ($338,411 thousand) of recognition of related unrecognized actuarial loss.

13. DEBT OUTSTANDING

Short-term debt outstanding at March 31, 2005 and 2004 comprised the following:

	(Yen in millions)		(Dollars in thousands)
	2005	2004	2005
Loans, 0.02% to 0.89%	¥ 7,031	¥ 3,000	$ 65,710
Equity linked notes, 2.20% to 28.00%	1,283	1,716	11,991
Fixed rate notes, 0.01% to 0.76%	7,094	8,000	66,299
Total short-term debt	¥15,408	¥12,716	$144,000

Long-term debt outstanding at March 31, 2005 and 2004 comprised the following:

		(Yen in millions)		(Dollars in thousands)
	Due	2005	2004	2005
Loans, 0.03% to 3.99%	2006–2015	¥ 36,512	¥ 10,627	$ 341,233
Equity linked notes, zero coupon	2006–2007	17,994	6,192	168,168
Fixed rate notes, 0.14% to 1.43%	2005–2013	27,030	19,024	252,618
Floating rate notes, 0.06%	2005	—	2,000	—
Credit linked notes, 1.99% to 11.92%	2007	21,954	22,644	205,178
Unsecured bonds, 1.47% to 2.78%	2006–2021	135,703	135,843	1,268,252
Other notes	2007–2034	16,286	4,400	152,205
Total long-term debt		¥255,479	¥200,730	$2,387,654

Non-recourse loans of ¥32,996 million ($308,374 thousand) borrowed by VIEs required to be consolidated under the FIN 46R are included in loans at March 31, 2005. See note 3 for further information.

Maturities of long-term debt at March 31, 2005 are as follows:

	(Yen in millions)	(Dollars in thousands)
2006	¥ 67,731	$ 633,000
2007	58,528	546,991
2008	4,486	41,925
2009	5,076	47,439
2010	65,922	616,093
Thereafter	53,736	502,206
Total long-term debt	¥255,479	$2,387,654

The proceeds of these debts were used primarily for general corporate purposes, and there were no restrictions on the use of proceeds from these borrowings.

The Company leases certain property and equipment under noncancelable lease agreements. At March 31, 2005 and 2004, obligations under capital leases which were included in other liabilities amounted to ¥7,850 million ($73,364 thousand) and ¥6,115 million. Of this amount, the obligations due within one year amounted to ¥3,562 million ($33,290 thousand) at March 31, 2005.

14. FAIR VALUES OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" requires disclosure of estimated fair value for all financial instruments. See note 17 for discussion of fair value of derivative financial instruments. The carrying amounts and the fair values of the Company's nonderivative financial instruments at March 31, 2005 and 2004 are as follows:

	(Yen in millions)		(Dollars in thousands)	
	Carrying amount	Fair value	Carrying amount	Fair value
2005:				
Policy loans	¥ 38,567	¥ 38,567	$ 360,439	$ 360,439
Mortgage loans on real estate	71,033	70,935	663,860	662,944
Mortgage loans on vessels and facilities	10,979	11,378	102,607	106,336
Collateral and bank-guaranteed loans	11,250	12,465	105,140	116,495
Unsecured loans	359,696	367,430	3,361,645	3,433,925
Money trust	27,262	27,262	254,785	208,056
Short-term investments	691,769	691,769	6,465,131	6,465,131
Investment contract	(2,625,672)	(2,831,690)	(24,538,991)	(26,464,393)
Debt outstanding	(270,887)	(278,198)	(2,531,654)	(2,599,981)
2004:				
Policy loans	¥ 33,610	¥ 33,610		
Mortgage loans on real estate	129,076	130,040		
Mortgage loans on vessels and facilities	20,356	19,989		
Collateral and bank-guaranteed loans	18,542	22,868		
Unsecured loans	357,504	363,411		
Money trust	22,797	22,797		
Short-term investments	881,897	881,897		
Investment contracts	(2,711,739)	(2,918,410)		
Debt outstanding	(213,446)	(220,370)		

Effective with the adopted SOP 03-1, the Company changed the product classification of US dollar denominated annuity from investment contract to universal-life type contract at April 1, 2004. Therefore, the carrying amounts and fair values of investment contracts at March 31, 2005 do not include those of US dollar denominated annuity.

The following methods and assumptions were used by the Company in estimating the fair values of its nonderivative financial instruments:

Notes to Consolidated Financial Statements—(Continued)

Cash and cash equivalents, accrued investment income (included in other assets), premiums receivable and agents' balances, reinsurance recoverable on losses and ceded reinsurance balances payable
The carrying amounts approximate fair values due to the short maturity of these instruments.

Fixed maturities and equity securities
The carrying amounts and fair values of fixed maturities and equity securities are disclosed in note 3.

Policy loans
The carrying amounts of floating-rate policy loans approximate their fair values as the interest rates charged on those instruments are designed so that they would be adjusted periodically to reflect changes in overall market interest rates.

Mortgage loans on real estate, other long-term investments and short-term investments
The fair values for these financial instruments are estimated based on the quoted market prices for these or similar instruments. For financial instruments for which quoted market prices are not available, fair values are estimated using discounted cash flow analysis and interest rates currently being offered for similar loans to borrowers with similar credit ratings or for similar deposits.

Investment contracts
The fair values of investment contracts were estimated using discounted cash flow calculations based on market interest rates currently prevailing for similar contracts with similar maturities. The cash flows used in fair value calculation were based on the best estimate assumptions of lapse rates and other factors.

Debt outstanding
The fair values for debt outstanding are estimated using their market prices. For debt outstanding on which quoted market prices are not available, the fair values are estimated using discounted cash flow analysis, based on the Company's current borrowing rate for similar types of borrowings.

Limitations
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

15. STATUTORY CAPITAL AND DIVIDEND AVAILABILITY

Millea Holdings is subject to regulatory restrictions on the amount of dividends distributable to its stockholders. The amount of retained earnings available for dividends is based on the amount recorded on the Millea Holdings' non-consolidated statutory books of account in accordance with Japanese GAAP and the Commercial Code of Japan. Millea Holdings had retained earnings in the amount of ¥345,869 million ($3,232,421 thousand), capital surplus in the amount of ¥320,166 million ($2,992,206 thousand) and treasury stock in the amount of ¥10,760 million ($100,561 thousand) as of March 31, 2005. All of the retained earnings as of March 31, 2005 are available for dividends. The adjustments included in the accompanying consolidated financial statements to have them conform with U.S. GAAP, but not recorded in the books of account, have no effect on the determination of the amount available for dividends.

Provision has not been made in the accompanying consolidated balance sheet as of March 31, 2005 for dividends subsequently proposed to and approved by Millea Holdings' stockholders in the aggregate amount of ¥18,919 million ($176,813 thousand) at the ordinary general meeting of stockholders held on June 28, 2005.

Millea Holdings' stockholders approved repurchase of its own shares pursuant to Article 210 of the Commercial Code of Japan on June 27, 2003, as follows: (a) aggregate number of shares authorized for repurchase is up to 120,000 shares, (b) total value of shares authorized for repurchase is up to ¥100,000 million, (c) Millea Holdings is authorized to repurchase its stock until the closing of the ordinary general meeting of stockholders for the fiscal year ended March 31, 2004. Under this repurchase program, Millea Holdings repurchased 75,646 shares at a cost of ¥100,000 million by June 29, 2004.

The stockholders approved to insert a new Article in the Articles of Incorporation of Millea Holdings stating that Millea Holdings may, by resolution of the Board of Directors, repurchase its own shares pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan, at the ordinary general meeting of stockholders held on June 29, 2004.

In fiscal 2005, pursuant to the new Article, the Board of Directors approved repurchase of up to 67,200 shares with an aggregate value of no more than ¥85,000 million ($794,393 thousand), pursuant to which Millea Holdings repurchased 54,842 shares at a cost of ¥83,392 million ($779,364 thousand) by March 31, 2005.

On July 9, 2004 and March 14, 2005, Millea Holdings cancelled in aggregate 130,000 shares held as treasury stock, by the approval of the Board of Directors, pursuant to Article 212 of the Commercial Code of Japan. The amount of this cancellation of treasury stock was ¥179,843 million ($1,680,776 thousand).

In fiscal 2006, pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan, the Board of Directors approved repurchase of up to 7,000 shares with an aggregate value of no more than ¥9,000 million ($84,112 thousand), pursuant to which Millea

Notes to Consolidated Financial Statements—(Continued)

Holdings repurchased 5,981 shares at a cost of ¥8,999 million by May 20, 2005. At June 28, 2005, the Board of Directors approved repurchase of its own shares pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan, as follows: (a) aggregate number of shares authorized for repurchase is up to 17,500 shares, (b) aggregate value of shares authorized for repurchase is up to ¥20,000 million, (c) repurchase would be made from June 29, 2005 through September 9, 2005.

The insurance subsidiaries of Millea Holdings incorporated in Japan are required to maintain adequate solvency margins by the Japanese regulatory authorities. At March 31, 2005, these subsidiaries had sufficient capital surplus in their respective statutory stockholders' equity to satisfy the solvency margin requirements.

In the parent company only financial statements prepared in conformity with Japanese GAAP, Millea Holdings reported net income of ¥110,585 million ($1,033,505 thousand) in 2005, ¥230,871 million in 2004 and ¥49,605 million in 2003, and stockholders' equity of ¥2,316,761 million ($21,651,972 thousand) at March 31, 2005 and ¥2,329,735 million at March 31, 2004.

The amounts of statutory net income (loss) for the years ended March 31, 2005, 2004 and 2003, and stockholders' equity at March 31, 2005 and 2004 of the consolidated insurance subsidiaries were as follows:

	(Yen in millions)			(Dollars in thousands)
	2005	2004	2003	**2005**
Statutory net income (loss):				
Property and casualty	**¥ 103,413**	¥ 123,969	¥112,615	**$ 966,477**
Life	**(5,525)**	0	(966)	**(51,636)**
Statutory stockholders' equity:				
Property and casualty	**¥2,334,819**	¥2,329,686		**$21,820,738**
Life	**47,738**	37,362		**446,150**

The amount of undistributed retained earnings of affiliates which were accounted for by the equity method were ¥34,780 million ($325,047 thousand) and ¥9,002 million at March 31, 2005 and 2004, respectively.

16. COMMITMENTS AND CONTINGENT LIABILITIES

At March 31, 2005 and 2004, commitments outstanding for the purchase of property and equipment approximated ¥5,421 million ($50,664 thousand) and ¥10,136 million, respectively. At March 31, 2005 and 2004, commitments outstanding for loan commitments were ¥84,259 million ($787,467 thousand) and ¥11,198 million, respectively.

The Company occupies certain offices and other facilities and uses certain equipment under cancelable lease arrangements. Rental expenses for the years ended March 31, 2005, 2004 and 2003 aggregated ¥15,219 million ($142,234 thousand), ¥15,302 million and ¥14,694 million, respectively.

The Company enters into credit default swap transactions to earn investment returns. The maximum potential amount of future payments represents the notional amounts that could be lost under the credit default swaps if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. The Company's maximum potential amount of future payments under the credit default swaps was approximately ¥1,902,280 million ($17,778,318 thousand) and ¥1,981,668 million at March 31, 2005 and 2004, respectively. The carrying amount of the assets related to these credit default swaps was ¥2,862 million ($26,748 thousand) at March 31, 2005, and the carrying amount of the liabilities was ¥167 million at March 31, 2004. Other property will be available to the Company to cover losses, or, the Company will cover losses, net of some collateral, however, the value of such property or collateral has not been determined. See also note 17 for discussion on credit default swaps.

The Company also enters into certain derivative contracts that could meet the definition of a guarantee. These derivative contracts include certain written options. The Company's maximum potential amount of future payments under the options was ¥51,609 million ($482,327 thousand) and ¥64,846 million at March 31, 2005, and 2004 respectively. At March 31, 2005 and 2004, the carrying amount of these options was ¥222 million ($2,075 thousand) and ¥403 million, respectively. The notional amount of these derivative contracts were disclosed as information of the maximum potential amount because they could not be estimate due to factors such as interest rates theoretically unlimited.

Guarantees are used in various transactions to enhance the credit standing of the Company's customers and third parties. They represent irrevocable assurances that the Company will make payment in the event that the customer fails to fulfill its obligation arising from guarantees of the indebtedness of third parties, the corporate loans and bonds, etc., to third parties. The Company is obliged to pay the outstanding liabilities when the guaranteed parties fail to pay principal and/or interest in accordance with the contractual terms. The maximum exposure under these guarantees as of March 31, 2005 was approximately ¥839 million ($7,841 thousand). At March 31, 2005, the Company did not recognize any liabilities for these remote loss contingencies. In some cases, those liabilities are secured by the guaranteed parties' operating assets. Once the Company assumes the guaranteed parties' obligation, the Company acquires the right of the collateral.

In the ordinary course of business, the Company is involved in various legal proceedings. Although there can be no assurances, as of March 31, 2005, the Company believes, based on information currently available, that the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on its results of operations, financial condition or liquidity.

Notes to Consolidated Financial Statements—(Continued)

See note 8 for the information of contingent liabilities associated with environmental pollution and asbestos exposure.

17. DERIVATIVE FINANCIAL INSTRUMENTS

The Company utilizes derivative financial instruments in its normal course of business (a) to manage interest rate risk, (b) to manage foreign exchange risk and (c) for other purposes. Although some types of these derivatives economically hedge the Company's risk exposure, they do not qualify for hedge accounting under SFAS No. 133, as amended. All derivatives are recognized on the consolidated balance sheets at fair value as "derivative assets" or "derivative liabilities," with the changes in fair value recognized currently in earnings as "gains (losses) on derivatives."

(a) Derivatives used for interest rate risk management

The Company uses interest rate swaps to manage interest rate exposures arising from mismatches between assets and liabilities (including duration mismatches). The Company's insurance liabilities that bear credited interest rates, mainly those relating to deposit-type insurance and life insurance, are exposed to the risk of declines in interest rates. The Company's strategy is to match the interest rate characteristics and duration of those liabilities with those of invested assets through its asset liability management, including the use of interest rate swaps. An interest rate swap is an agreement, generally, to exchange fixed and floating rate interest payments without exchange of the underlying principal.

In certain cases, the Company uses hedge accounting under SFAS No. 133 as amended, by designating interest rate swaps that are utilized to hedge the interest risks of bonds and borrowings as fair value hedges. For derivative instruments that are designated and qualified as fair value hedges, any changes in fair value of the derivative instruments as well as the offsetting changes in fair value of the hedged items are recorded in net investment income. Ineffective portion of derivatives accounted for hedge accounting was not material to the operation of the Company for the year ended March 31, 2005 and 2004, respectively.

(b) Derivatives used for foreign exchange risk management

The Company is exposed to foreign currency exposures arising mainly from foreign currency fixed maturity investments and foreign currency receivables/payables in relation to hull and marine cargo insurance and certain reinsurance. The Company uses foreign exchange derivatives, such as foreign exchange forwards and cross-currency swaps, to effectively manage those foreign currency exposures. A foreign exchange forward is an agreement to exchange different currencies at a specific future date. A cross-currency swap is an agreement to exchange coupon payments in one currency for coupon payments in another currency, where the principal amount of each currency is generally exchanged at the beginning and end of the term.

In certain cases, the Company uses hedge accounting under SFAS No. 133, as amended, by designating foreign exchange forwards or currency swaps that are utilized to hedge the foreign exchange risks arising from asset-backed securities (ABS) as fair value hedges. For derivative instruments that are designated and qualified as fair value hedges, any changes in fair value of the derivative instruments as well as the offsetting changes in fair value of the hedged items are recorded in gains (losses) on derivatives.

The discount or premium on these hedging instruments was excluded from the assessment of hedge effectiveness and the changes in fair value of the excluded components were recorded in gains (losses) on derivatives.

(c) Derivatives used for other purposes

The Company enters into credit default swaps as an alternative to credit insurance it provides. A credit default swap is a contract that provides the buyer with protection against the risk of a default by the reference entity in return for periodic payments to the seller. See note 16 for further information.

The Company uses bond futures, equity index futures and other instruments to manage market risks.

In certain cases, the Company uses hedge accounting under SFAS No. 133, as amended, by designating other derivative instrument that are utilized to hedge fair value of securities available for sale. For derivative instruments that are designated and qualified as fair value hedges, any changes in fair value of the derivative instruments as well as the offsetting changes in fair value of the hedged items are recorded in realized gains (losses) on investments.

The Company uses foreign exchange forwards, bond futures, equity index options, equity index futures, commodity swaps and other instruments to earn investment returns.

The carrying amounts and the fair values of the Company's derivative financial instruments at March 31, 2005 and 2004 are as follows:

	(Yen in millions)		(Dollars in thousands)	
	Assets	Liabilities	Assets	Liabilities
2005:				
Interest rate swaps	¥183,902	¥(118,606)	$1,718,710	$(1,108,467)
Foreign exchange forwards	227	(3,509)	2,121	(32,794)
Currency swaps	13,017	(17,269)	121,654	(161,393)
Credit default swaps	3,055	(5,446)	28,551	(50,897)
Bond futures	400	(1,017)	3,738	(9,505)
Equity index options	1,589	(1,225)	14,850	(11,449)
Equity index futures	141	(178)	1,318	(1,664)
Commodity swaps	10,461	(10,010)	97,766	(93,551)
Other	4,399	(2,718)	41,114	(25,401)
Total derivatives	¥217,191	¥(159,978)	$2,029,822	$(1,495,121)

Notes to Consolidated Financial Statements—(Continued)

2004:		
Interest rate swaps	¥203,143	¥(123,266)
Foreign exchange forwards	1,959	(197)
Currency swaps	13,430	(18,806)
Credit default swaps	4,383	(10,772)
Bond futures	226	(136)
Equity index options	188	(144)
Equity index futures	63	(1,089)
Commodity swaps	1,556	(1,119)
Other	874	(938)
Total derivatives	¥225,822	¥(156,467)

The following methods and assumptions were used by the Company in estimating the fair values of its derivative financial instruments:

Interest rate swaps
The fair values of interest rate swaps are based on the estimated present values the Company would receive or pay to terminate agreements, taking into consideration current interest rates and the current creditworthiness of the counterparties.

Foreign exchange forwards and currency swaps
The fair values of foreign exchange derivatives including forwards and currency swaps are estimated by obtaining current market quotes from banks.

Credit default swaps
The fair values of credit default swaps are estimated by obtaining current market quotes from counterparties, if available. If quoted market prices are not available, as is the case primarily with credit default swaps on pools of multiple reference assets, then the fair value is based upon estimates calculated by the Company's internal model reflecting prevailing market conditions and certain other factors relating to the structure of the transaction.

Equity index futures and options, and bond futures
The fair values of equity index futures, equity index options and bond futures are based on the official market quotes.

Commodity swaps
The fair values of commodity swaps are based upon estimates calculated by the Company's internal model reflecting prevailing market conditions and certain other factors relating to the structure of the transaction.

Limitations
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

18. BUSINESS SEGMENTS

The Company's business segment information is derived from the Company's internal management reporting system used by management to measure the performance of its business segments. The business segment information is based on financial information prepared on a Japanese GAAP basis with certain limited presentation differences from that utilized in the Company's external Japanese GAAP financial reporting. Additionally, the format and information presented in the internal management reporting are not consistent with the consolidated financial statements prepared on an U.S. GAAP basis.

During the year ended March 31, 2005, the Company completed an internal reorganization which included an integration of the Company's two main operating property and casualty subsidiaries in Japan. Due mainly to this reorganization, the Company has modified its internal management reporting system. This has resulted in a change during the year ended March 31, 2005 of the reportable business segments as well as the internal management information presented. The comparative business segment disclosure presented below for the years ended March 31, 2004 and 2003 has also been reclassified to conform to the presentation for the year ended March 31, 2005.

The Company is currently organized according to the products and services it offers. These segments are as follows:

1. *Property and casualty.* The Company writes insurance policies, through its subsidiary Tokio Marine & Nichido, for the following lines of business: Marine; Fire and Allied; Voluntary Automobile; Personal Accident; Compulsory Automobile Liability Insurance ("CALI"); and Other, principally covering risks located in Japan (for Marine, covering risks of Japanese businesses located in Japan or elsewhere). The Company's management evaluates the results of the segment based upon Japanese GAAP premiums written and loss ratio.

2. *Life.* The life insurance segment primarily assumes whole-life insurance and medical insurance. The Company's management evaluates the results of this segment based upon Japanese GAAP income before income tax expense.

3. *Other.* The Company engages in certain other businesses, including the investment management business and foreign operations. Such other businesses are not significant on a segmental level.

There is no revenue derived from transactions with a single major external customer amounting to 10% or more of the Company's revenue for the years ended March 31, 2005, 2004 and 2003.

The Company's management does not evaluate the results of each segment based upon assets.

The business segment information derived from the Company's internal management reporting system is summarized in the two types of tables below. The internal reporting presentation differs from that utilized in the Company's external Japanese GAAP financial reporting. Principal presentational differences are:

Notes to Consolidated Financial Statements—(Continued)

- *Summarized income statement.* The Company's internal management reporting is more summarized than that presented in the Company's external Japanese GAAP financial statements.
- *Subtotals.* The external financial reporting does not include the subtotals presented in the internal management reports for P&C underwriting profits nor does it include the P&C loss ratio.

The first set of tables summarizes the information by the three operating segments while the second set of tables provides information on the property and casualty ("P&C") business by major internal reporting units, in each case for the years ended March 31, 2005, 2004 and 2003.

Information by operating segments is as follows:

	(Yen in millions)					
	Property and casualty	Life	Other	Total reportable segments	Elimination and adjustments	Consolidated
2005:						
P&C premiums written[1]	¥ 1,883,332	¥ —	¥ 41,783	¥ 1,925,115	¥ (34)	¥ 1,925,081
P&C losses paid[2]	(1,122,847)	—	(21,263)	(1,144,110)	96	(1,144,014)
P&C losses adjustment expenses paid[2]	(71,290)	—	(2,547)	(73,837)	1,804	(72,033)
Life premiums[3]	—	491,442	415	491,857	(60, 306)	431,551
Policy benefits and losses paid for life[3]	—	(94,681)	(258)	(94,939)	60,671	(34,268)
Underwriting expenses[3]	(592,222)	(70,378)	(24,728)	(687,328)	(29,307)	(716,635)
P&C underwriting profit	96,973	—	(6,755)	—	—	—
P&C loss ratio[4]	63.4%	—	—	—	—	—
Investment income and realized gains on investment[3]	168,409	40,792	8,980	218,181	(31,070)	187,111
Other income (expenses)—net[3][5]	(130,169)	(372,524)	6,652	(496,041)	11,427	(484,614)
Japanese GAAP income before income tax expense	¥ 135,213	¥ (5, 349)	¥ 9,034	¥ 138,898	¥(46,719)	¥ 92,179
Total assets[3]	¥ 9,306,281	¥2,055,024	¥357,908	¥11,719,213	¥(94,717)	¥11,624,496

(1) P&C premiums written represents P&C premiums written in accordance with Japanese GAAP, except that it excludes premiums related to savings contracts.
(2) P&C losses paid and P&C loss adjustment expenses paid represent P&C losses paid and P&C loss adjustment expenses paid during the period in accordance with Japanese GAAP, except that it excludes case reserves and incurred but not reported accruals.
(3) Calculated in accordance with Japanese GAAP.
(4) Ratio of losses and loss adjustment expenses paid to premiums written.
(5) Other income (expenses)—net includes the following:
(a) Change in liability for: unearned premium reserves; future benefits; case reserves; and incurred but not reported;
(b) Premiums received on investment deposit contracts; and
(c) Other income and expenses on a net basis.
After application of items in (a) and (b) above, the amounts presented under the caption "Japanese GAAP income before income tax expense" in this table generally reflect premiums recognized on an earned basis and losses recognized on an incurred basis during the periods presented.

	(Yen in millions)					
	Property and casualty	Life	Other	Total reportable segments	Elimination and adjustments	Consolidated
2004:						
P&C premiums written[1]	¥1,904,225	¥ —	¥ 39,405	¥ 1,943,630	¥ (21)	¥ 1,943,609
P&C losses paid[2]	(943,640)	—	(13,409)	(957,049)	97	(956,952)
P&C losses adjustment expenses paid[2]	(75,630)	—	(2,259)	(77,889)	1,629	(76,260)
Life premiums[3]	—	358,140	607	358,747	(47,855)	310,892
Policy benefits and losses paid for life[3]	—	(75,349)	(477)	(75,826)	47,731	(28,095)
Underwriting expenses[3]	(599,860)	(57,866)	(19,557)	(677,283)	(23,802)	(701,085)
P&C underwriting profit	285,095	—	4,180	—	—	—
P&C loss ratio[4]	53.5%	—	—	—	—	—
Investment income and realized gains on investment[3]	101,079	33,107	9,765	143,951	(22,834)	121,117
Other income (expenses)—net[3][5]	(210,213)	(257,829)	(3,016)	(471,058)	22,050	(449,008)
Japanese GAAP income before income tax expense	¥ 175,961	¥ 203	¥ 11,059	¥ 187,223	¥ (23,005)	¥ 164,218
Total assets[3]	¥9,077,139	¥1,680,809	¥320,338	¥11,078,286	¥ (72,030)	¥11,006,256

(1) P&C premiums written represents P&C premiums written in accordance with Japanese GAAP, except that it excludes premiums related to savings contracts.
(2) P&C losses paid and P&C loss adjustment expenses paid represent P&C losses paid and P&C loss adjustment expenses paid during the period in accordance with Japanese GAAP, except that it excludes case reserves and incurred but not reported accruals.
(3) Calculated in accordance with Japanese GAAP.
(4) Ratio of losses and loss adjustment expenses paid to premiums written.
(5) Other Income (expenses)—net includes the following:
(a) Change in liability for: unearned premium reserves; future benefits; case reserves; and incurred but not reported;
(b) Premiums received on investment deposit contracts; and
(c) Other income and expenses on a net basis.
After application of items in (a) and (b) above, the amounts presented under the caption "Japanese GAAP income before income tax expense" in this table generally reflect premiums recognized on an earned basis and losses recognized on an incurred basis during the periods presented.

Notes to Consolidated Financial Statements—(Continued)

	(Yen in millions)					
	Property and casualty	Life	Other	Total reportable segments	Elimination and adjustments	Consolidated
2003:						
P&C premiums written[1]	¥1,866,079	¥ —	¥ 30,594	¥ 1,896,673	¥ (34)	¥ 1,896,639
P&C losses paid[2]	(908,883)	—	(18,565)	(927,448)	107	(927,341)
P&C losses adjustment expenses paid[2]	(74,051)	—	(2,143)	(76,194)	1,426	(74,768)
Life premiums[3]	—	443,236	819	444,055	(39,405)	404,650
Policy benefits and losses paid for life[3]	—	(65,095)	(430)	(65,525)	39,385	(26,140)
Underwriting expenses[3]	(609,316)	(53,472)	(18,865)	(681,653)	(25,669)	(707,322)
P&C underwriting profit	273,829	—	(8,979)	—	—	—
P&C loss ratio[4]	52.7%	—	—	—	—	—
Investment income and realized gains on investment[3]	131,611	46,047	9,915	187,573	(80,940)	106,633
Other income (expenses)—net[3][5]	(243,130)	(371,975)	3,573	(611,532)	18,692	(592,840)
Japanese GAAP income before income tax expense	¥ 162,310	¥ (1,259)	¥ 4,898	¥ 165,949	¥ (86,438)	¥ 79,511
Total assets[3]	¥8,622,237	¥1,291,375	¥299,242	¥10,212,854	¥(267,045)	¥ 9,945,809

(1) P&C premiums written represents P&C premiums written in accordance with Japanese GAAP, except that it excludes premiums related to savings contracts.
(2) P&C losses paid and P&C loss adjustment expenses paid represent P&C losses paid and P&C loss adjustment expenses paid during the period in accordance with Japanese GAAP, except that it excludes case reserves and incurred but not reported accruals.
(3) Calculated in accordance with Japanese GAAP.
(4) Ratio of losses and loss adjustment expenses paid to premiums written.
(5) Other Income (expenses)—net includes the following:
(a) Change in liability for: unearned premium reserves; future benefits; case reserves; and incurred but not reported;
(b) Premiums received on investment deposit contracts; and
(c) Other income and expenses on a net basis.
After application of items in (a) and (b) above, the amounts presented under the caption "Japanese GAAP income before income tax expense" in this table generally reflect premiums recognized on an earned basis and losses recognized on an incurred basis during the periods presented.

	(Dollars in thousands)					
	Property and casualty	Life	Other	Total reportable segments	Elimination and adjustments	Consolidated
2005:						
P&C premiums written[1]	$ 17,601,234	$ —	$ 390,495	$ 17,991,729	$ (318)	$ 17,991,411
P&C losses paid[2]	(10,493,897)	—	(198,720)	(10,692,617)	897	(10,691,720)
P&C losses adjustment expenses paid[2]	(666,262)	—	(23,803)	(690,065)	16,859	(673,206)
Life premiums[3]	—	4,592,916	3,878	4,596,794	(563,607)	4,033,187
Policy benefits and losses paid for life[3]	—	(884,869)	(2,411)	(887,280)	567,018	(320,262)
Underwriting expenses[3]	(5,534,785)	(657,738)	(231,103)	(6,423,626)	(273,897)	(6,697,523)
P&C underwriting profit	906,290	—	(63,132)	—	—	—
P&C loss ratio[4]	63.4%	—	—	—	—	—
Investment income and realized gains on investment[3]	1,573,916	381,234	83,925	2,039,075	(290,374)	1,748,701
Other income (expenses)—net[3][5]	(1,216,533)	(3,481,533)	62,168	(4,635,898)	106,795	(4,529,103)
Japanese GAAP income before income tax expense	$ 1,263,673	$ (49,990)	$ 84,429	$ 1,298,112	$(436,627)	$ 861,485
Total assets[3]	$ 86,974,589	$19,205,832	$3,344,934	$109,525,355	$(885,205)	$108,640,150

(1) P&C premiums written represents P&C premiums written in accordance with Japanese GAAP, except that it excludes premiums related to savings contracts.
(2) P&C losses paid and P&C loss adjustment expenses paid represent P&C losses paid and P&C loss adjustment expenses paid during the period in accordance with Japanese GAAP, except that it excludes case reserves and incurred but not reported accruals.
(3) Calculated in accordance with Japanese GAAP.
(4) Ratio of losses and loss adjustment expenses paid to premiums written.
(5) Other Income (expenses)—net includes the following:
(a) Change in liability for: unearned premium reserves; future benefits; case reserves; and incurred but not reported;
(b) Premiums received on investment deposit contracts; and
(c) Other income and expenses on a net basis.
After application of items in (a) and (b) above, the amounts presented under the caption "Japanese GAAP income before income tax expense" in this table generally reflect premiums recognized on an earned basis and losses recognized on an incurred basis during the periods presented.

Notes to Consolidated Financial Statements—(Continued)

Information on major P&C internal reporting units is as follows:

	(Yen in millions)						
	Marine	Fire and Allied	Voluntary Automobile	Personal Accident	CALI	Other	Total
2005:							
Premiums written[1]	**¥65,021**	**¥245,583**	**¥854,048**	**¥149,615**	**¥328,847**	**¥240,218**	**¥1,883,332**
Losses paid[2]	**34,069**	**181,422**	**521,525**	**60,287**	**192,041**	**133,503**	**1,122,847**
Loss adjustment expenses paid[2]	**1,790**	**3,822**	**37,342**	**5,103**	**17,252**	**5,981**	**71,290**
Loss ratio[3]	**55.2%**	**75.4%**	**65.4%**	**43.7%**	**63.6%**	**58.1%**	**63.4%**

(1) Premiums written represents premiums written in accordance with Japanese GAAP, except that it excludes premiums related to savings contracts.
(2) Losses paid and loss adjustment expenses paid represent losses paid and loss adjustment expenses paid during the period in accordance with Japanese GAAP, except that it excludes case reserve and incurred but not reported accruals.
(3) Ratio of losses and loss adjustment expenses paid to premiums written.

	(Yen in millions)						
	Marine	Fire and Allied	Voluntary Automobile	Personal Accident	CALI	Other	Total
2004:							
Premiums written[1]	¥60,780	¥252,825	¥871,761	¥151,062	¥333,642	¥234,155	¥1,904,225
Losses paid[2]	36,471	78,529	501,773	65,228	137,383	124,256	943,640
Loss adjustment expenses paid[2]	1,843	3,075	41,729	5,407	17,530	6,046	75,630
Loss ratio[3]	63.0%	32.3%	62.3%	46.8%	46.4%	55.6%	53.5%

(1) Premiums written represents premiums written in accordance with Japanese GAAP, except that it excludes premiums related to savings contracts.
(2) Losses paid and loss adjustment expenses paid represent losses paid and loss adjustment expenses paid during the period in accordance with Japanese GAAP, except that it excludes case reserve and incurred but not reported accruals.
(3) Ratio of losses and loss adjustment expenses paid to premiums written.

	(Yen in millions)						
	Marine	Fire and Allied	Voluntary Automobile	Personal Accident	CALI	Other	Total
2003:							
Premiums written[1]	¥59,002	¥244,642	¥893,507	¥153,233	¥280,884	¥234,811	¥1,866,079
Losses paid[2]	30,636	86,399	504,121	67,861	100,465	119,401	908,883
Loss adjustment expenses paid[2]	1,812	3,081	39,307	6,716	16,822	6,313	74,051
Loss ratio[3]	55.0%	36.6%	60.8%	48.7%	41.8%	53.5%	52.7%

(1) Premiums written represents premiums written in accordance with Japanese GAAP, except that it excludes premiums related to savings contracts.
(2) Losses paid and loss adjustment expenses paid represent losses paid and loss adjustment expenses paid during the period in accordance with Japanese GAAP, except that it excludes case reserve and incurred but not reported accruals.
(3) Ratio of losses and loss adjustment expenses paid to premiums written.

	(Dollars in thousands)						
	Marine	Fire and Allied	Voluntary Automobile	Personal Accident	CALI	Other	Total
2005:							
Premiums written[1]	**$607,673**	**$2,295,168**	**$7,981,757**	**$1,398,271**	**$3,073,336**	**$2,245,029**	**$17,601,234**
Losses paid[2]	**318,402**	**1,695,533**	**4,874,065**	**563,430**	**1,794,776**	**1,247,691**	**10,493,897**
Loss adjustment expenses paid[2]	**16,729**	**35,720**	**348,991**	**47,692**	**161,234**	**55,896**	**666,262**
Loss ratio[3]	**55.2%**	**75.4%**	**65.4%**	**43.7%**	**63.6%**	**58.1%**	**63.4%**

(1) Premiums written represents premiums written in accordance with Japanese GAAP, except that it excludes premiums related to savings contracts.
(2) Losses paid and loss adjustment expenses paid represent losses paid and loss adjustment expenses paid during the period in accordance with Japanese GAAP, except that it excludes case reserve and incurred but not reported accruals.
(3) Ratio of losses and loss adjustment expenses paid to premiums written.

Reconciliation to U.S. GAAP

As noted above, the measurement bases of the income and expense items covered in the Company's internal management reporting system are different from those accompanying consolidated income statement prepared in accordance with U.S. GAAP.

Reconciliation of total premiums per internal management reporting to premiums earned shown on the consolidated income statements prepared in accordance with U.S. GAAP for the years ended March 31, 2005, 2004 and 2003 is as follows:

Notes to Consolidated Financial Statements—(Continued)

	(Yen in millions)			(Dollars in thousands)
	2005	2004	2003	**2005**
P&C premiums written	**¥1,925,081**	¥1,943,609	¥1,896,639	**$17,991,411**
Life premiums	**431,551**	310,892	404,650	**4,033,187**
Total premiums per internal management reporting	**2,356,632**	2,254,501	2,301,289	**22,024,598**
Reclassification of investment contracts or universal-life type contracts of life insurance	**(178,182)**	(69,339)	(148,673)	**(1,665,252)**
Increase in unearned premiums in Japanese GAAP	**(69,803)**	(128,362)	(142,984)	**(652,363)**
Adjustment for difference in the measurement basis between Japanese GAAP and U.S.GAAP for unearned premiums	**41,602**	50,180	10,089	**388,804**
Other adjustments—net	**(1,230)**	(5,224)	(2,776)	**(11,497)**
Premiums earned (U.S.GAAP)	**¥2,149,019**	¥2,101,756	¥2,016,945	**$20,084,290**
Premiums earned (U.S.GAAP) consists of:				
P&C premiums	**¥1,895,650**	¥1,860,203	¥1,760,968	**$17,716,355**
Life premiums	**253,369**	241,553	255,977	**2,367,935**
Premium earned (U.S. GAAP)	**¥2,149,019**	¥2,101,756	¥2,016,945	**$20,084,290**

Reconciliation of the total amount of the Company's Japanese GAAP income before income tax expense under its internal management reporting system to income before income tax expense shown on the consolidated income statements prepared in accordance with U.S. GAAP for the years ended March 31, 2005, 2004 and 2003 is as follows:

	(Yen in millions)			(Dollars in thousands)
	2005	2004	2003	**2005**
Japanese GAAP Income before income tax expense	**¥ 92,179**	¥164,218	¥ 79,511	**$ 861,485**
Reversal of Japanese statutory reserves	**(28,685)**	61,662	70,537	**(268,084)**
Adjustment for difference in the measurement basis between Japanese GAAP and U.S.GAAP for incurred but not reported and loss adjustment expense accruals	**(33,129)**	(74,830)	9,122	**(309,617)**
Adjustment for difference in the measurement basis between Japanese GAAP and U.S.GAAP for unearned premiums	**41,602**	50,180	10,089	**388,804**
Adjustment for difference in the measurement basis between Japanese GAAP and U.S.GAAP for future policy benefits and losses	**17,781**	13,380	26,495	**166,178**
Adjustment to recognize deferred policy acquisition cost	**14,671**	30,923	6,994	**137,112**
Adjustment for book value difference between Japanese GAAP and U.S.GAAP for realized gains (losses) on investments	**29,311**	(21,422)	(19,488)	**273,935**
Adjustment for accounting difference between Japanese GAAP and U.S.GAAP for gains (losses) on derivatives	**(22,658)**	(66,432)	24,971	**(211,757)**
Adjustment to remove amortization of negative goodwill in Japanese GAAP	**(4,861)**	(8,404)	(8,421)	**(45,430)**
Other	**395**	2,992	1,498	**3,692**
Income before income tax expense (U.S. GAAP)	**¥106,606**	¥152,267	¥201,308	**$ 996,318**

Reconciliation of the total amount of the Company's Japanese GAAP total assets under its internal management reporting system to total assets shown on its consolidated balance sheets prepared in accordance with U.S. GAAP as of March 31, 2005 and 2004 is as follows:

Notes to Consolidated Financial Statements—(Continued)

	(Yen in millions)		(Dollars in thousands)
	2005	2004	2005
Japanese GAAP total assets	¥11,624,496	¥11,006,256	$108,640,150
Adjustment to recognize deferred policy acquisition costs	468,074	453,403	4,374,523
Adjustment to present prepaid reinsurance premiums on a gross basis	302,886	318,432	2,830,710
Adjustment to present reinsurance recoverable on losses on a gross basis	351,937	342,217	3,289,131
Adjustment for difference in measurement basis between Japanese GAAP and U.S. GAAP for fixed assets	(62,704)	(92,522)	(586,019)
Adjustment to net deferred tax assets with deferred tax liabilities	(25,179)	(23,477)	(235,318)
Adjustment to record incremental fair value for non-listed stocks	95,952	86,330	896,748
Adjustment to recognize variable interest entities consolidated under U.S. GAAP	42,186	7,812	394,259
Adjustment to present derivative assets on a gross basis	75,984	74,255	710,132
Adjustment to apply claim payments already made to corresponding losses, claims and loss adjustment expenses liability	(36,594)	(36,269)	(342,000)
Adjustment to recognize intangible asset relating to additional minimum pension liability	23,156	25,362	216,411
Other	34,704	38,574	324,338
Total assets (U.S. GAAP)	¥12,894,898	¥12,200,373	$120,513,065

19. SUBSEQUENT EVENTS

On July 7, 2005, the Company acquired the Brazilian Business Unit of ABN AMRO Bank N.V. by purchasing all equity shares of Real Seguros S.A., a property and casualty insurer, and 50% of the total equity of Real Vida e Previdencia S.A., a life and pension insurer. The details of the acquisition are as follows:

1. Companies acquired

   (1) A Property and Casualty Insurer
   Company name: Real Seguros S.A.
   Head office: Sao Paulo, Brazil
   Business lines: Property and casualty insurance
   Gross premium written (for the fiscal year ended December 31, 2004):
   1,098 million Real (¥51,606 million)
   Total assets (as of December 31, 2004):
   1,257 million Real (¥59,079 million)

   (2) A Life and Pension Insurer
   Company name: Real Vida e Previdencia S.A.
   Head office: Sao Paulo, Brazil
   Business lines: Life insurance and annuity pension
   Gross premium written (for the fiscal year ended December 31, 2004):
   777 million Real (¥36,519 million)
   Total assets (as of December 31, 2004):
   2,154 million Real (¥101,238 million)

2. Purpose
   The purpose of the acquisition is to further expand the insurance sales network that the Company has built in Brazil, where the economy is expected to grow significantly.

3. Acquisition cost
   Approximately 960 million Real (¥45,120 million)

Note: The Real amounts are translated into yen at the rate of 47 yen to the Real, the approximate exchange rate as of July 7, 2005.

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Stockholders of
Millea Holdings, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Millea Holdings, Inc. and its subsidiaries ("the Company") at March 31, 2005 and 2004, and the results of their operations and their cash flows for each of the two years in the period ended March 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Notes 1 to the consolidated financial statements, the Company adopted American Institute of Certified Public Accountants Statement of Position 03-1 "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" and Financial Accounting Standards Board revised Interpretation No. 46, "Consolidation of Variable Interest Entities" as of April 1, 2004.



Tokyo, Japan
September 8, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Millea Holdings, Inc.:

We have audited the accompanying consolidated statements of income, stockholders' equity, cash flows and comprehensive income of Millea Holdings, Inc. and subsidiaries for the year ended March 31, 2003, all expressed in yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of Millea Holdings, Inc. and subsidiaries for the year ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG AZSA & Co.

Tokyo, Japan
September 4, 2003

WORLDWIDE NETWORK OF THE MILLEA GROUP

- ● BRANCHES OF TOKIO MARINE & NICHIDO
- ▲ REPRESENTATIVE AND LIAISON OFFICES/OFFICERS OF TOKIO MARINE & NICHIDO
- ■ UNDERWRITING AGENTS OF TOKIO MARINE & NICHIDO
- ❖ SUBSIDIARIES AND AFFILIATES OF TOKIO MARINE & NICHIDO
- ✱ MILLEA ASIA AND ITS GROUP COMPANIES

NORTH AMERICA

UNITED STATES

● ▲ NEW YORK
230 Park Avenue, New York, NY 10169

■ ❖ NEW YORK
Tokio Marine Management, Inc.
230 Park Avenue, New York, NY 10169

❖ NEW YORK
Trans Pacific Insurance Company
230 Park Avenue, New York, NY 10169

❖ NEW YORK
TM Claims Service, Inc.
230 Park Avenue, New York, NY 10169

❖ NEW YORK
Tokio Marine Asset Management (USA), Ltd.
230 Park Avenue, Suite 910, New York, NY 10169

❖ NEW YORK
TM Specialty Insurance Company
230 Park Avenue, New York, NY 10169

❖ NEW YORK
TM Casualty Insurance Company
230 Park Avenue, New York, NY 10169

❖ NEW YORK
TNUS Insurance Company
230 Park Avenue, New York, NY 10169

▲ ❖ LOS ANGELES
Tokio Marine Management, Inc., L.A. Office
800 East Colorado Blvd., Pasadena, CA 91101-2132

❖ LOS ANGELES
TM Claims Service, Inc., L.A. Office
800 East Colorado Blvd., Pasadena, CA 91109-7316

▲ ❖ SAN FRANCISCO
Tokio Marine Management, Inc., San Francisco Office
1825 South Grant Street, Suite 570, San Mateo, CA 94402

▲ ❖ CHICAGO
Tokio Marine Management, Inc., Chicago Office
444 North Michigan Avenue, Suite 2980, Chicago, IL 60611

▲ ❖ ATLANTA
Tokio Marine Management, Inc., Atlanta Office
One Ravinia Drive, Suite 1130, Atlanta, GA 30346

❖ HOUSTON
Tokio Marine Management, Inc., Houston Office
2950 North Loop West, Suite 500, Houston, TX 77092

❖ NASHVILLE
Tokio Marine Management, Inc., Nashville Office
9005 Overlook Blvd, Suite 216, Brentwood, TN 37027

❖ CINCINNATI
Tokio Marine Management Inc., Cincinnati Office
250 East Fifth Street, Suite 1500, Cincinnati, OH 45202

▲ ❖ HONOLULU
First Insurance Company of Hawaii, Ltd., Tokio Marine Unit
1100 Ward Avenue, Honolulu, HI 96814

❖ HONOLULU
TM Claims Service, Inc., Honolulu Branch
1100 Ward Avenue, Suite 710, Honolulu, HI 96814

▲ ■ ❖ GUAM
Nanbo Guam, Ltd.
P.O. Box 2980, Hagatna, Guam 96932

❖ GUAM
Nichido Insurance Company (Pacific), Limited
Suite 201 and 202 Ada Plaza Center, 173 Aspinall Avenue, Agana, Guam 96910

CANADA

▲ ■ TORONTO
c/o Lombard Canada Ltd.
105 Adelaide Street West 3rd Floor, Toronto, Ontario M5H 1P9

▲ VANCOUVER
c/o Lombard Canada Ltd.
Suite 602, Two Bentall Centre, 555 Burrard Street, Box 261, Vancouver, British Columbia V7X 1M8

BERMUDA

❖ HAMILTON
Tokio Millennium Re Ltd.
The Waterfront, 90 Pitts Bay Road, P.O. Box HM1296, Hamilton HM FX

CAYMAN ISLANDS

❖ GRAND CAYMAN
Tokio Marine Financial Solutions Ltd.
P.O. Box 309, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies

❖ GRAND CAYMAN
Tokio Marine Asset Management (Cayman) Ltd.
W.S. Walker & Company, P.O. Box 265, G.T., Mary Street, Caledonian House, George Town, Grand Cayman, Cayman Islands, British West Indies

CENTRAL & SOUTH AMERICA

MEXICO

▲ ❖ MEXICO CITY
Tokio Marine Compañia de Seguros, S.A. de C.V.
Félix Parra 39, Col. San José, Insurgentes, C.P. 03900 México, D.F.

❖ MEXICO CITY
Tokio Marine Global Re Ltd. Oficina de Representación en México
Félix Parra No.39, 1er Piso, Col. San José Insurgentes, Deleg. Benito Juarez, 03900 México, D.F.

❖ TIJUANA
Tokio Marine Compañia de Seguros, S.A. de C.V.
Blvd. Agua Caliente 4558, Desp. 204
Colonia Aviacion 22420 Tijuana, B.C.

❖ AGUASCALIENTES
Tokio Marine Compañia de Seguros, S.A. de C.V.
Sierra Morena 512, Desp. 103
Fraccionamiento Bosques del Prado,
la Secc. 20127, Aguascalientes, AGS.

❖ MONTEREY
Tokio Marine Compañia de Seguros, S.A. de C.V.
Av. Lazaro Cardenas 2400, Poniente, Col. Residencial San Augustin, Condominio Losoles, Desp. A-21A C.P. 66267, Garza Garcia, N.L.

BRAZIL

▲ ❖ SÃO PAULO
Tokio Marine Brasil Seguradora S.A.
Rua 13 de Maio, 1529, CEP: 01327-001, São Paulo, SP

❖ SÃO PAULO
Real Seguros S.A., Head Office
R. Sampaio Viana, 62-loja CEP: 04004-000, São Paulo, SP
Real Seguros S.A. has 44 branch offices throughout Brazil.

❖ SÃO PAULO
Real Vida e Previdência S.A., Head Office
R. Sampaio Viana, 62-loja CEP: 04004-000, São Paulo, SP

▲ ❖ RIO DE JANEIRO
Tokio Marine Brasil Seguradora S.A.
Rua da Assembleia, No. 10-23, Andar-cj. 2322
Rio de Janeiro, RJ, CEP: 20119-900

❖ MANAUS
Tokio Marine Brasil Seguradora S.A.
Rua 24 de Maio, 220-9° Andar-cj. 912 Manaus, AM,
CEP: 69010-080

❖ BELO HORIZONTE
Tokio Marine Brasil Seguradora S.A.
Av. Cristovão Colombo, 400-2° Andar, Belo Horizonte, MG, CEP: 30140-150

❖ CURITIBA
Tokio Marine Brasil Seguradora S.A.
Rua Carlos de Carvalho, 373, Loja 4 Curitiba, PR, CEP: 80410-180

❖ BLUMENAU
Tokio Marine Brasil Seguradora S.A.
Rua Ingo Hering, 20-Sala 6, Blumenau, SC, CEP: 89010-205

❖ PÔRTO ALEGRE
Tokio Marine Brasil Seguradora S.A.
Rua dos Andradas, 955-4° Andar-cj. 401, Pôrto Alegre, RS, CEP: 90020-005

❖ RIBEIRÃO PRETO
Tokio Marine Brasil Seguradora S.A.
Rua Cerqueira Cesar, 481-5° Andar-cj. 500/501 Ribeirão Preto, SP, CEP: 14010-130

PARAGUAY

❖ ASUNCIÓN
La Rural S.A. de Seguros
Avenida Mcal López 1082 N° esq Mayor Bullo, Asunción

❖ ENCARNACIÓN
La Rural S.A. de Seguros
Monseñor Wiesen 389, 1 Piso, o/m cal Estigarribia, Encarnación

EUROPE

UNITED KINGDOM

▲ ❖ LONDON
Tokio Marine Europe Insurance Limited
150 Leadenhall Street, London EC3V 4TE

❖ LONDON
Tokio Marine Property Limited
150 Leadenhall Street, London EC3V 4TE

❖ LONDON
TM Management Services Limited
150 Leadenhall Street, London EC3V 4TE

❖ LONDON
Tokio Marine Asset Management (London) Limited
62 Cornhill, London, EC3V 3PL

❖ LONDON
Tokio Marine Rogge Asset Management Limited
Sion Hall, 56 Victoria Embankment, London EC4Y 0DZ

▲ ❖ LONDON
Tokio Marine Global Ltd.
2 Minster Court, London EC3R 7XT

FRANCE

▲ ❖ PARIS
Tokio Marine Europe Insurance Limited, France Branch
66, Rue de la Chaussée d'Antin, 75441 Paris, Cedex 09

❖ LYON
Tokio Marine Europe Insurance Limited, France Branch, Lyon Office
62 rue de Brest, 69002 Lyon

❖ BORDEAUX
Tokio Marine Europe Insurance Limited, France Branch, Bordeaux Office
3 rue Fenelon, 33000 Bordeaux

❖ STRASBOURG
Tokio Marine Europe Insurance Limited, France Branch, Strasbourg Office
2, av. de la Foret Noire, 67000 Strasbourg

❖ PARIS
TM Management Services Limited, Paris Branch
66, Rue de la Chaussée d'Antin, 75441 Paris, Cedex 09

BELGIUM

▲ ❖ BRUXELLES
Tokio Marine Europe Insurance Limited, Belgium Branch c/o Fortis Corporate Insurance N.V.
Boulevard Emile Jacqmain 53, B-1000 Bruxelles

❖ ANTWERPEN
Tokio Marine Europe Insurance Limited
c/o Fortis Corporate Insurance Marine
Antwerp Tower, De Keyserlei 5 box 6, B-2018 Antwerpen

GERMANY

❖ HAMBURG
Tokio Marine Europe Insurance Limited
c/o Burmester, Duncker & Joly,
Trostbrücke 1, D-20457 Hamburg

▲ ❖ DÜSSELDORF
Tokio Marine Europe Insurance Limited, German Branch
Immermannstrasse 45, D-40210 Düsseldorf

NETHERLANDS

▲ ❖ AMSTERDAM
Tokio Marine Europe Insurance Limited, Netherlands Branch
Prof. J.H. Bavincklaan 5, 1183 AT Amstelveen

❖ AMSTERDAM
TM Management Services Limited, Netherlands Branch
Prof. J.H. Bavincklaan 5, 1183 AT Amstelveen

IRELAND

❖ DUBLIN
Tokio Marine Global Re Limited
38/39 Fitzwilliam Square, Dublin 2

DENMARK

❖ COPENHAGEN
Tokio Marine Europe Insurance Limited
c/o CNA Insurance Hansen & Klein A/S.
Hammerensgade 6, 1st Floor, DK1267, Copenhagen K

NORWAY

❖ OSLO
Tokio Marine Europe Insurance Limited
c/o Citius Insurance AS
Drammensveien 147b, P.O. Box 170, Skøyen N-0212 Oslo

GREECE

❖ ATHENS
Tokio Marine Europe Insurance Limited
c/o Willis Kendriki S.A.
44 Ermou Street, 105 63, Athens

ITALY

▲ ❖ MILANO
Tokio Marine Europe Insurance Limited, Italy Branch
c/o Allianz Subalpina S.p.A.
Via Turati 4, 20121 Milano

SPAIN

▲ ❖ BARCELONA
Tokio Marine Europe Insurance Limited, Spain Branch
Plaza Francesc Macià, 7-5A, 08029, Barcelona

❖ MADRID
Tokio Marine Europe Insurance Limited, Spain Branch, Madrid Office
Jazmin, 66-4D, 28033 Madrid

RUSSIA

▲ MOSCOW
15th Floor, Regus Business Centre, Smolenskaya Square 3, Moscow 121099

MIDDLE & NEAR EAST

UNITED ARAB EMIRATES

▲ ■ DUBAI
c/o Al Futtaim Development Services Company — LLC, The Tokio Marine and Fire Insurance Co., Ltd.
3rd Floor, Deira City Center Office Building, P.O. Box 152, Deira, Dubai

IRAN

▲ TEHRAN
c/o Rahavard Insurance Consultants Company
Tavanir Ave., Nezami Ghanjavi Ave., No. 20, Pannah St., Post Code 14348, Tehran

SAUDI ARABIA

▲ ■ JEDDAH
c/o Hussein Aoueini & Co., Ltd.
Apartment 202-204 Shaker Building,
South of Caravan Shopping Center, Ibrahim, Shaker Street, (P.O. Box 25), Jeddah 21411

▲ RIYADH
c/o Hussein Aoueini & Co., Ltd.
No. 356 5th Floor, Al-Mousa Residential & Commercial Center, Olayia Road, (P.O. Box 643), Riyadh 11421

▲ AL KHOBAR
c/o Hussein Aoueini & Co., Ltd.
Room No. 203, Fluor Arabia Building,
King Abdul Aziz Boulevard Road, 1 KM North of Al Khobar, (P.O. Box 290), Al Khobar 31952

BAHRAIN

▲ ❖ MANAMA
The Arab-Eastern Insurance Company Limited E.C.
2nd Floor, AFS Tower Building 155, Road 2004,
(P.O. Box 10264), Manama 320

KUWAIT

▲ KUWAIT
c/o Kuwait Insurance Company S.A.K.
P.O. Box 769 Safat, 13008, Kuwait

TURKEY

▲ ❖ ISTANBUL
Koc Allianz Sigorta A.S.
Baglarbasi, Kisikli Caddesi No. 11, 81180 Altunizade-Istanbul

❖ ISTANBUL
Koc Allianz Hayat ve Emeklilik A.S.
Baglarbasi, Kisikli Caddesi No. 11, 81180 Altunizade-Istanbul

OCEANIA & MICRONESIA

AUSTRALIA

▲ ■ ❖ SYDNEY
Tokio Marine Management (Australasia) Pty. Ltd.
Level 12, The Chifley Tower, 2 Chifley Square, Sydney, N.S.W. 2000 (G.P.O. Box 4616, Sydney N.S.W. 2001)

▲ ❖ MELBOURNE
Tokio Marine Management (Australasia) Pty. Ltd., Victoria Branch
Level 14, 10-16 Queens Street, Melbourne, Victoria 3000

❖ ADELAIDE
Tokio Marine Management (Australasia) Pty. Ltd., South Australia Branch
Level 7, 33 King William Street, Adelaide, South Australia 5000

NEW ZEALAND

■ AUCKLAND
c/o IAG New Zealand Insurance Limited
Level 10, NZI House, 151 Queen Street, Auckland 1
(P.O. Box 1609)

COMMONWEALTH OF THE NORTHERN MARIANA ISLANDS

▒ SAIPAN
c/o Pacifica Insurance Underwriters, Inc.
P.O. Box 500168, Saipan, C.N.M.I. 96950

ASIA

PEOPLE'S REPUBLIC OF CHINA

● SHANGHAI
38F HSBC Tower, 101 Yin Cheng Dong Lu, Pudong New Area, Shanghai 200120

▲ SHANGHAI
Room 1909, Shanghai International Trade Building, Yanan West Road, Shanghai 200336

❖ ✱ SHANGHAI
Sino Life Insurance Co., Ltd., Head Office
Sino-Life Tower, No. 707, Zhangyang Road, Pudong, Shanghai 200120

❖ ✱ SHANGHAI
Sino Life Insurance Co., Ltd., Shanghai Branch
21F Pidemco Tower, 318 Fuzhou Road, Shanghai 200120

❖ ✱ SHANGHAI
Sino Life Insurance Co., Ltd., Shanghai Branch's Sales Office
Room 1901, 19F, Huasheng Building, No. 398, Hankou Rd, Shanghai 200001

▲ BEIJING
Unit 2401, North Tower, Beijing Kerry Centre, No. 1 Guanghua Road, Chaoyang District, Beijing 100020

❖ ✻ BEIJING
Sino Life Insurance Co., Ltd., Beijing Branch
2F, Jingyi Plaza, No. 6, Bai Wan Zhuang North St., Xi Cheng, Beijing, 100037

❖ ✻ BEIJING
Sino Life Insurance Co., Ltd., Beijing Branch, Xidan Sales Office
2511, F5 Xidan Book Store Plaza, Bing-17, Xi Chang'an St., Beijing, 100031

❖ ✻ BEIJING
Sino Life Insurance Co., Ltd., Beijing Branch, Yixing Sales Office
201 or 218, West Wing, Yixing Plaza, 13 Guangming St., Chong Wen District, Beijing, 100061

▲ TIANJIN
Room No. 2201, Tianjin International Bldg., 75 Nanjing Road, Tianjin

❖ ✻ CHENGDU
Sino Life Insurance Co., Ltd., Chengdu Branch
9F City Tower, No. 86, 1st Section Renminnan Rd, Chengdu 610016

❖ ✻ HANGZHOU
Sino Life Insurance Co., Ltd., Hangzhou Branch
15F, Jiade Square, No. 118 Qingchun Rd, Hangzhou 310009

❖ ✻ NANJING
Sino Life Insurance Co., Ltd., Nanjing Branch
27F LongSheng Building, No. 23 Hongwu Road, Nanjing 210005

❖ ✻ SHENYANG
Sino Life Insurance Co., Ltd., Shenyang Branch
11-13 F, President Building, 69 Heping North Rd., Heping District Shenyang 110003

❖ ✻ WUHAN
SINO LIFE INSURANCE CO., LTD., WUHAN BRANCH
17F Hubei Construct Plaza, 12 Zhongnan Rd., Wuchang Wuhan Hubei 430071

❖ ✻ DALIAN
SINO LIFE INSURANCE CO., LTD., DALIAN BRANCH
5/F & 7/F, Dalian Asia Pacific Finance Centre, No. 55 Renmin Road, Zhongshan District Dalian

▲ DALIAN
5F Sen Mao Building, No. 147 Zhong Shan Road, Xi Gang Qu, Dalian

▲ NANJING
21F D2, D3 Room, Shangmao Century Plaza,
49 Zhongshan South Road, Nanjing

▲ CHENGDU
Room No. 351, Jin Jiang Hotel, No. 80 Section 2 Ren Min Ave., Chengdu

▲ GUANGZHOU
Room 5508 Citic Plaza, 233 Tianhe Bei Lu, Guangzhou

▲ SHENZHEN
Room 713, 7F, Office Tower Shun Hing Square, Di Wang Commercial Centre, 5002 Shen Nan Dong Road, Shenzhen

▲ SUZHOU
12th Floor, G.H.I.J. King Tower Shishan Road,
Suzhou New District Jiangsu

▲ HANGZHOU
Room 2207, Golden Plaza, 118 Qingchun Road, Hangzhou

▲ ■ ✻ HONG KONG
The Tokio Marine and Fire Insurance Company (Hong Kong) Limited
Room D, 27th Floor, United Centre, 95 Queensway, Hong Kong

❖ HONG KONG
Tokio Marine Investment Services, Limited
26th Floor, United Centre, 95 Queensway, Hong Kong

TAIWAN

▲ TAIPEI
Tokio Marine Newa Insurance Co., Ltd.
No.130, Sec. 3, Nanjing E. Rd., Jhongshan District, Taipei City 10488, Taiwan (R.O.C.)

✻ SHIHLIN
Tokio Marine Newa Insurance Co., Ltd., Shihlin General Production Dept.
3F., No.237, Sec. 4, Chengde Rd., Shihlin District, Taipei City 11167, Taiwan (R.O.C.)

✻ PANCHIAO
Tokio Marine Newa Insurance Co., Ltd., Panchiao Branch Office
1F., No.235, Sec. 2, Minsheng Rd., Banciao City, Taipei County 22041, Taiwan (R.O.C.)

✻ TAOYUAN
Tokio Marine Newa Insurance Co., Ltd., Taoyuan Branch Office
12F.-1, No.1071, Jhongjheng Rd., Taoyuan City, Taoyuan County 33045, Taiwan (R.O.C.)

✻ TAICHUNG
Tokio Marine Newa Insurance Co., Ltd., Taichung Branch Office
3F., No.194, Sec. 4, Wunsin Rd., Beitun District, Taichung City 406, Taiwan (R.O.C.)

✻ FONGYUAN
Tokio Marine Newa Insurance Co., Ltd., FONGYUAN Liaison Office
No.384, Yuanhuan E. Rd., Fongyuan City, Taichung County 42051, Taiwan (R.O.C.)

✻ TAINAN
Tokio Marine Newa Insurance Co., Ltd., Tainan Branch Office
16F., No.30, Jhongjheng S. Rd., Yongkang City, Tainan County 71067, Taiwan (R.O.C.)

✻ KAOHSIUNG
Tokio Marine Newa Insurance Co., Ltd.
7F., No.394, Yucheng Rd., Zuoying District, Kaohsiung City 81366, Taiwan (R.O.C.)

✻ KAOHSIUNG
Tokio Marine Newa Insurance Co., Ltd., KAOHSIUNG General Production Dept.
10F.-1, No.260, Jhongshan 2nd Rd., Cianjhen District, Kaohsiung City 80660, Taiwan (R.O.C.)

✻ KANGSHAN
Tokio Marine Newa Insurance Co., Ltd., KANGSHAN Liaison Office
No.189, Sec. 3, Gongyuan W. Rd., Gangshan Township, Kaohsiung County 82052, Taiwan (R.O.C.)

✻ NEIHU
Tokio Marine Newa Insurance Co., Ltd., NEIHU General Production Dept.
9F., No.160, Sec. 6, Mincyuan E. Rd., Neihu District, Taipei City 11490, Taiwan (R.O.C.)

✻ YUANHUAN
Tokio Marine Newa Insurance Co., Ltd., YUANHUAN Liaison Office
4F., No.273, Sec. 2, Datong Rd., Yuanlin Township, Changhua County 51050, Taiwan (R.O.C.)

- ✻ CHANGHUA
  Tokio Marine Newa Insurance Co., Ltd., CHANGHUA General Production Dept.
  1-3F., No.202, Jhongyang Rd., Changhua City, Changhua County 50056, Taiwan (R.O.C.)
- ✻ KEELUNG
  Tokio Marine Newa Insurance Co., Ltd., KEELUNG Liaison Office
  9F.-1, No.132, Sin 1st Rd., Sinyi District, Keelung City 20145, Taiwan (R.O.C.)
- ✻ MIAOLI
  Tokio Marine Newa Insurance Co., Ltd., MIAOLI Liaison Office
  No.919, Guohua Rd., Miaoli City, Miaoli County 36048, Taiwan (R.O.C.)
- ✻ SHALU
  Tokio Marine Newa Insurance Co., Ltd., SHALU Liaison Office
  No.91, Sanmin Rd., Shalu Township, Taichung County 43349, Taiwan (R.O.C.)
- ✻ HUALIEN
  Tokio Marine Newa Insurance Co., Ltd., HUALIEN Liaison Office
  No.492, Heping Rd., Hualien City, Hualien County 97046, Taiwan (R.O.C.)
- ✻ TAITUNG
  Tokio Marine Newa Insurance Co., Ltd., TAITUNG Liaison Office
  No.421, Jhengci N. Rd., Taitung City, Taitung County 95045, Taiwan (R.O.C.)
- ✻ NANTOU
  Tokio Marine Newa Insurance Co., Ltd., TSAOTUN Liaison Office
  No.508, Sec. 1, Chenggong Rd., Caotun Township, Nantou County 54265, Taiwan (R.O.C.)
- ✻ YUNLIN
  Tokio Marine Newa Insurance Co., Ltd., TOUNAN Liaison Office
  No.69, Jianguo 1st Rd., Dounan Township, Yunlin County 63044, Taiwan (R.O.C.)
- ✻ PINGTUNG
  Tokio Marine Newa Insurance Co., Ltd., PINGTUNG General Production Dept.
  No.46, Sec. 2, Hesheng Rd., Pingtung City, Pingtung County 90087, Taiwan (R.O.C.)
- ✻ ILAN
  Tokio Marine Newa Insurance Co., Ltd., LOTUNG Liaison Office
  2F., No.326, Guangrong Rd., Luodong Township, Yilan County 26561, Taiwan (R.O.C.)
- ✻ CHIAYI
  Tokio Marine Newa Insurance Co., Ltd., CHIAYI General Production Dept.
  10F., No.251, Beigang Rd., Chiayi City 60096, Taiwan (R.O.C.)
- ✻ HSINCHU
  Tokio Marine Newa Insurance Co., Ltd., HSINCHU General Production Dept.
  7F.-1, No.110, Sec. 2, Dongda Rd., Hsinchu City 30054, Taiwan (R.O.C.)
- ✻ JUNGLI
  Tokio Marine Newa Insurance Co., Ltd., JUNGLI General Production Dept.
  17F.-5, No.400, Huanbei Rd., Jhongli City, Taoyuan County 32070, Taiwan (R.O.C.)
- ✻ SINDIAN
  Tokio Marine Newa Insurance Co., Ltd.
  9F., No.3, Sec.3, Jhongsing Rd., Sindian City , Taipei County 23144,Taiwan (R.O.C.)
- ✻ SINJHUANG
  Tokio Marine Newa Insurance Co., Ltd., SINJHUANG Liaison Office
  6F., No.11, Sec. 2, Jhonghua Rd., Sinjhuang City, Taipei County 24249, Taiwan (R.O.C.)
- ✻ SHUANGHO
  Tokio Marine Newa Insurance Co., Ltd., SHUANGHO Liaison Office
  12F.-5, No.1, Baosheng Rd., Yonghe City, Taipei County 23444, Taiwan (R.O.C.)
- ✻ DALI
  Tokio Marine Newa Insurance Co., Ltd., DALI Liaison Office
  1F., No.567, Yonglong Rd., Dali City, Taichung County 41283, Taiwan (R.O.C.)

KOREA

- ● SEOUL
  8th Floor, Samsung Insurance Bldg. 87, Euljiro, 1-Ga, Joong-Gu, Seoul 100-843

PHILIPPINES

- ▲ ✻ MANILA
  Tokio Marine Malayan Insurance Co., Inc.
  3rd, 6th and 7th Floors, Y Tower II, LP Leviste Cor Gallardo Streets, Salcedo Village, Makati, Metro Manila

THAILAND

- ▲ ✻ BANGKOK
  The Sri Muang Insurance Co., Ltd.
  Empire Tower Building, 40th Floor, 195 South Sathorn Road, Yannawa, Sathorn, Bangkok 10120
- ✻ BANGKOK
  Tokio Marine South-East Servicing Company Limited
  Empire Tower Building, 40th Floor, 195 South Sathorn Road, Yannawa, Sathorn, Bangkok 10120
- ✻ BANGKOK
  Tokio Management Services (Thailand) Co., Ltd.
  Empire Tower Building, 40th Floor, 195 South Sathorn Road, Yannawa, Sathorn, Bangkok 10120
- ✻ BANGKOK
  TMF Holding (Thailand) Limited
  Empire Tower Building, 40th Floor, 195 South Sathorn Road, Yannawa, Sathorn, Bangkok 10120
- ✻ BANGKOK
  Millea Life Insurance (Thailand) Public Co., Ltd.
  Empire Tower Building, 26th Floor, 195 South Sathorn Road, Yannawa, Sathorn, Bangkok 10120
- ✻ BANGKOK
  Pannasub Co., Ltd.
  10th Floor, Kamol Sukosol Building, 317 Silom Rd., Bangkok 10500
- ✻ SRIRACHA
  The Sri Muang Insurance Co., Ltd., Sriracha Branch
  30, 32 Sriracha Nakorn 1 Rd, Tumbol Sriracha, Amphur Sriracha, Chonburi 20110

✱ CHIANG MAI
The Sri Muang Insurance Co., Ltd., Chiang Mai Branch
2nd Floor, Airport Business Park Bldg. Suite 208, 90 Mahidol Rd., Tumbol Haiya Amphur Muang, Chiang Mai 50100

MALAYSIA

▲ ✱ KUALA LUMPUR
Tokio Marine Insurans (Malaysia) Bhd.
29th–31st Floors, Menara Dion 27 Jalan Sultan Ismail, 50250 Kuala Lumpur

✱ IPOH
Tokio Marine Insurans (Malaysia) Bhd., Ipoh Branch
52B, 54B, 52C & 54C (3rd & 4th Floors) Jalan Seenivasagam, 30000 Ipoh, Perak

✱ MELAKA
Tokio Marine Insurans (Malaysia) Bhd., Malacca Branch
No. 59, Jalan Melaka Raya 25, Taman Melaka Raya 75000 Melaka

✱ PENANG
Tokio Marine Insurans (Malaysia) Bhd., Penang Branch
41 Rangoon Road, 10400 Penang

✱ JOHOR BAHRU
Tokio Marine Insurans (Malaysia) Bhd., Johor Bahru Branch
Unit 1903, Level 19 City Plaza, 21 Jalan Tebrau, 80300 Johor Bahru, Johor

✱ KUALA TERENGGANU
Tokio Marine Insurans (Malaysia) Bhd., Kuala Terengganu Branch
No. 21B, Jalan Tok Lam, 20100 Kuala Terengganu, Terengganu Darul Iman

✱ KOTA KINABALU
Tokio Marine Insurans (Malaysia) Bhd., Kota Kinabalu Branch
Lot 4&5, 1st and 2nd Floors, Jalan Pantai, 88000 Kota Kinabalu, Sabah

✱ KUCHING
Tokio Marine Insurans (Malaysia) Bhd., Kuching Branch
Lot 550 & 551, 1st Floor, Wisma Cheema, Jalan Tun Ahmad Zaidi Adruce, 93400 Kuching, Sarawak

✱ KUANTAN
Tokio Marine Insurans (Malaysia) Bhd., Kuantan Branch
B78 & B80, 2nd Floor, Wisma Air Putih, Jalan Air Putih, 25300 Kuantan, Pahang

❖ LABUAN
Tokio Marine Global Re Limited, Labuan Branch
Level 12D, Main Office Tower, Financial Park, Labuan Complex, Jalan Merdeka, 87000 WP Labuan (Kuala Lumpur Marketing Office: Menara Dion, #34-01, 27 Jalan Sultan Ismail, 50250 Kuala Lumpur)

SINGAPORE

▲ ✱ SINGAPORE
The Tokio Marine and Fire Insurance Company (Singapore) Pte. Limited
6 Shenton Way #23-08, DBS Building, Tower Two, Singapore 068809

✱ SINGAPORE
Millea Asia Pte. Ltd.
6 Shenton Way #25-09, DBS Building, Tower Two, Singapore 068809

❖ SINGAPORE
TM Claims Service Asia Pte. Ltd.
6 Shenton Way #25-09, DBS Building, Tower Two, Singapore 068809

❖ SINGAPORE
Tokio Marine Asset Management International Pte. Ltd.
6 Shenton Way #23-08, DBS Building, Tower Two, Singapore 068809

BRUNEI

✱ BANDER SERI BEGAWAN
The Tokio Marine and Fire Insurance Company (Singapore) Pte. Limited
6 Shenton Way #23-08, DBS Building Tower Two, Singapore 068809

INDONESIA

▲ ✱ JAKARTA
PT. Asuransi Tokio Marine Indonesia
Sentral Senayan I, 3rd & 4th Floors, Jl. Asia Afrika No. 8, Jakarta 10270

✱ SURABAYA
P.T. Asuransi Tokio Marine Indonesia, Surabaya Branch Office
Medan Pemuda Building 6th Floor, 27-31 Jalan Pemuda, Surabaya 60271

✱ BATAM
P.T. Asuransi Tokio Marine Indonesia, Batam Representative Office
Wisma Batamindo, 3rd Floor, unit no. 16, Jl, Rasamala No. 1, Mukakuning, Batam 29433

✱ MEDAN
PT. Asuransi Tokio Marine Indonesia, Medan Branch
Wisma HSBC, 4th Floor, Jl. Diponegoro No. 11, Medan 20152

✱ BANDUNG
PT. Asuransi Tokio Marine Indonesia, Bandung Branch
Wisma HSBC, Floor 3A, Jl. Asia Afrika No. 116, Bandung 40261

✱ SEMARANG
PT. Asuransi Tokio Marine Indonesia, Semarang Branch
Wisma HSBC, 6th Floor, Jl. Gajah Mada No. 135, Semarang 50134

✱ SYARIAH
PT. Asuransi Tokio Marine Indonesia, Syariah Branch
Sentral Senayan I, 4th Floor, Jl. Asia Afrika No. 8, Jakarta 10270

VIETNAM

✱ HANOI
Vietnam International Assurance Company, Hanoi Branch
6th Floor, Sun Red River, 23 Phan Chu Trinh Street, Hoan Kiem District, Hanoi

▲ ✱ HO CHI MINH CITY
Vietnam International Assurance Company
10th Floor, Saigon Trade Center, 37 Ton Duc Thang, District 1, Ho Chi Minh City

MYANMAR

▲ YANGON
FMI Centre, Room No. 908, 9th Floor, No. 380, Bogyoke Aung San Street, Pabedan Township, Yangon

INDIA

▲ AHMEDABAD
IFFCO-TOKIO General Insurance Co. Ltd.
45, Drive-In-Road, B/WCommerce Six Road & Vijay Restaurant, Navrangpura, AHMEDABAD - 380 009

* ALLAHABAD
IFFCO-TOKIO General Insurance Co. Ltd.
Meena Bazar (1st Floor), 10, Sardar Patel Marg, Civil Lines, Allahabad - 211001

* AONLA
IFFCO-TOKIO General Insurance Co. Ltd.
B-148, 3 IFFCO Town Ship, Aonla, Bareilly (U.P) -243403

* BANGALORE
IFFCO-TOKIO General Insurance Co. Ltd.
KSCMF Bldg., 3rd Floor, 3rd Block, #8, Cunningham Road, Bangalore - 560052

* BARODA
IFFCO-TOKIO General Insurance Co. Ltd.
Mezzanine Floor, Meghdhanush, Near Transpek Circle, Gotri Road, BARODA - 390 007

* BHOPAL
IFFCO-TOKIO General Insurance Co. Ltd.
Plot No.7, 1st Floor, Kwality Business Centre, Zone No.2, MP Nagar, Bhopal - 462011

* BHUBANESHWAR
IFFCO-TOKIO General Insurance Co. Ltd.
4th Floor, Metro House, Vani Vihar, Bhubneshwar - 751007

* CHENNAI
IFFCO-TOKIO General Insurance Co. Ltd.
New No. 28, 2nd Floor, North Usman Road, 'T' Nagar, Chennai - 600017

* CHANDIGARH
IFFCO-TOKIO General Insurance Co. Ltd.
Plot No. 2 B& C, 4th floor, IFFCO Complex, Sector 28 -A, Madhya Marg, Chandigarh - 160018

* COCHIN
IFFCO-TOKIO General Insurance Co. Ltd.
XL/1485, 1ST Floor, Satgamaya, M.G.Road, Cochin, Ernakulam - 682011

* COIMBATORE
IFFCO-TOKIO General Insurance Co. Ltd.
Ponmani Towers, 73, Avarampalayam Road, New Sidhapudur, Coimbatore - 641044

* DELHI
IFFCO-TOKIO General Insurance Co. Ltd.
FAI Building, 2nd Floor, 10, Shaheed Jit Singh Marg, Qutab Institutional Area, New Delhi - 110067

* DELHI (COMMERCIAL)
IFFCO-TOKIO General Insurance Co. Ltd.
505, 5th Floor, Kailash Building, 26, Kasturba Gandhi Marg, Connaught Place, New Delhi - 110001

* GURGAON
IFFCO-TOKIO General Insurance Co. Ltd.
FAI Building, 1st Floor, 10, Shaheed Jit Singh Marg, Qutab Institutional Area, New Delhi - 110067

* HYDERABAD
IFFCO-TOKIO General Insurance Co. Ltd.
IInd Floor, Uma Chambers, Banjara Hill Road, Punjagutta, HYDERABAD - 500 028

* INDORE
IFFCO-TOKIO General Insurance Co. Ltd.
Commerce House, 1st Floor, 7, Race Course Road, New Palasia, Indore - 452001, M.P.

* KOLKATA
IFFCO-TOKIO General Insurance Co. Ltd.
9/1, Metro Towers, 9th floor, 1, Ho Chi Minh Sarani, Kolkata - 700071

* LUCKNOW
IFFCO-TOKIO General Insurance Co. Ltd.
8, Gokhle Marg, Lucknow - 226001

* LUDHIANA
IFFCO-TOKIO General Insurance Co. Ltd.
1ST Floor, Sohan Singh Complex, Shastri Nagar, Near Railway Crossing, LUDHIANA - 141002

* MUMBAI
IFFCO-TOKIO General Insurance Co. Ltd.
155, Maker Chamber - 6, Nariman Point, Mumbai - 400021

* MUMBAI (RETAIL)
IFFCO-TOKIO General Insurance Co. Ltd.
5th Floor, Asra, 182, Water Field Road, Bandra (West), MUMBAI-400050

* MUMBAI (ILFS)
IFFCO-TOKIO General Insurance Co. Ltd.
3rd Floor, Asra Building, 182, Water Field Road, Bandra West, Mumbai - 400050

* MUMBAI (B.W.)
IFFCO-TOKIO General Insurance Co. Ltd.
4th Floor, Asra Building, 182, Water Field Road, Bandra (West), Mumbai - 400050

* MUMBAI (ANDHERI)
IFFCO-TOKIO General Insurance Co. Ltd.
103, Center Point, Andheri Kurla Road, Andheri (E), Mumbai - 400093

* MUMBAI (CHEMBUR)
IFFCO-TOKIO General Insurance Co. Ltd.
Vikas Commercial Complex, Dr. CG Road, Near Basant Talkies, Chembur, Mumbai - 400074

* MUMBAI (THANE)
IFFCO-TOKIO General Insurance Co. Ltd.
7A, Shree Ji Arcade, Near Nitin Casting Co, Alemda Road, Panch Pakhadi, Thane (W), Mumbai

* NAGPUR
IFFCO-TOKIO General Insurance Co. Ltd.
8th Floor, 701-A, Shriramshyam Tower, Besides NIT Complex, Kingsway, Sadar, Nagpur - 440 001.

* NOIDA
IFFCO-TOKIO General Insurance Co. Ltd.
Kribhco Bhawan, 5th Floor, A-10, Sector - 1, Noida -201301

* NASIK
IFFCO-TOKIO General Insurance Co. Ltd.
2nd Floor, Sethi's City Plaza, Gadkari Chowk, Opposite Kalika Mandir, Old Mumbai - Agra Road, Nasik - 422002.

* PUNE
IFFCO-TOKIO General Insurance Co. Ltd.
Kapil Towers, A-301, 45, Ambedkar Road, Near RTO Office, Pune - 411001

* RAIPUR
IFFCO-TOKIO General Insurance Co. Ltd.
IIIrd Floor, 345 - 347, Lal Ganga Shopping Mall, G.E.Road, Ring Road, Raipur - 492001, Chhatisgarh

* SURAT
IFFCO-TOKIO General Insurance Co. Ltd.
1st floors, House A, NR World Trade Centre, 21st Century Business Centre, Surat - 395002

* VISHAKHAPATNAM
IFFCO-TOKIO General Insurance Co. Ltd.
Office No.3, Door No. 47-11-8, IInd Floor, Dwarka Nagar, Vishakhapatnam - 530016

* BANGALORE
  IFFCO-TOKIO General Insurance Co. Ltd., CUSTOMER SERVICE CENTRE
  KSCMF Bldg., 3rd Floor, 3rd Block, #8, Cunningham Road, Bangalore - 560052
* DELHI
  IFFCO-TOKIO General Insurance Co. Ltd., CUSTOMER SERVICE CENTRE
  FAI Building, 10, Shaheed Jit Singh Marg, Qutab Institutional Area, New Delhi - 110067
* KOLKATA
  IFFCO-TOKIO General Insurance Co. Ltd., CUSTOMER SERVICE CENTRE
  1st Floor, Circular Court, 8, A J C Bose Road, Kolkata - 700071
* MUMBAI
  IFFCO-TOKIO General Insurance Co. Ltd., A/C & CLAIMS HUB
  Asra Building, 1st Floor, 182, Water Field Road, Bandra (W), Mumbai - 400050
* MUMBAI
  IFFCO-TOKIO General Insurance Co. Ltd., UNDERWRITING HUB
  Asra Building, 2nd Floor, 182, Water Field Road, Bandra (W), Mumbai - 400050
* VADODRA
  IFFCO-TOKIO General Insurance Co. Ltd., CUSTOMER SERVICE CENTRE
  G - 1, "Tanishque Apartment", Plot No.9 & 12, Haribhakti Colony Extension, Off Old Padra, Vadodra - 390007

(As of August 1, 2005)

DIRECTORS AND CORPORATE AUDITORS

(As of September 12, 2005)

President, Director

Kunio Ishihara

Senior Managing Director

Yasuo Yaoita

Managing Director

Tomohiro Kotani

Directors

Minoru Makihara
Masamitsu Sakurai
Haruo Shimada
Toshiro Yagi
Sukeaki Ohta
Tomochika Iwashita
Morio Ishii
Hiroshi Amemiya

Standing Corporate Auditors

Shoji Ueno
Tetsuo Kamioka

Corporate Auditor

Shigemitsu Miki

INVESTOR INFORMATION

Head Office:

Millea Holdings, Inc.
Tokyo Kaijo Nichido Building Shinkan,
2-1, Marunouchi 1-chome, Chiyoda-ku,
Tokyo 100-0005, Japan
Phone: Tokyo (03) 6212-3333
Facsimile: Tokyo (03) 6212-3711

Stock Exchange Listings and Quotations:

The common stock is listed on the Tokyo Stock Exchange and the Osaka Securities Exchange. American Depositary Receipts for common stock are quoted on NASDAQ/NMS in the United States.

Depositary for American Depositary Receipts:

JPMorgan Chase Bank, N.A.
Shareholder enquiries should be directed to:
JPMorgan Chase Bank, N.A.
P.O. Box 43013
Providence, RI 02940-3013
Phone: 800-990-1135
Email: adr@jpmorgan.com

Transfer Agent for Common Stock:

The Mitsubishi Trust and Banking Corporation
4-5, Marunouchi 1-chome, Chiyoda-ku,
Tokyo 100-8212, Japan

Annual Meeting of Shareholders:

The annual meeting of shareholders of Millea Holdings is held in June in Tokyo, Japan.

Number of Shares of Common Stock Issued:

(As of August 1, 2005)
1,727,048.75 shares

Investor Relations:

Millea Holdings, Inc.
Corporate Planning Department,
Corporate Communications and Investor Relations Group
Tokyo Kaijo Nichido Building Shinkan,
2-1, Marunouchi 1-chome, Chiyoda-ku,
Tokyo 100-0005, Japan
Phone: Tokyo (03) 6212-3402
Facsimile: Tokyo (03) 6212-3712
URL: http:// www.millea.co.jp

This report was printed on recycled paper.

Millea Holdings, Inc.

Tokyo Kaijo Nichido Building Shinkan,
2-1, Marunouchi 1-chome, Chiyoda-ku,
Tokyo 100-0005, Japan
Phone: Tokyo (03) 6212-3333

www.millea.co.jp

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS
(Millea Holdings, Inc.)

September 12, 2005

By: /s/ TAKASHI ITO
General Manager,
Corporate Legal Department

(TK) 12851/001/2005FORM6K/09.12.05.cover.sign.doc